2006
PROXY STATEMENT AND ANNUAL REPORT







P.E. 5-31-06

PALM INC



Defining Mobile Computing

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

letter from the CEO

proxy

annual report

letter from the CEO

proxy

annual report

Palm, Treo, LifeDrive, Tungsten, Palm OS and HotSync are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

letter from the CEO

Dear Palm Stockholder,

Fiscal year 2006 was the best in Palm's history. We generated record revenue and record profitability, while investing strategically to support our innovation, differentiation and growth. We completed the transformation of our business: our product portfolio now features several families of smartphones, and we are bringing more smartphones to more geographies than ever before. Building on this strong foundation, in fiscal year 2007 we will expand the boundaries of mobile computing and Palm's role as a market leader. We fully expect that as we execute against our long-term financial plan and product roadmap we will drive Palm's bottom line and create value for our stockholders.

A year ago, I shared with you our view of the trends in mobile computing and communications – the move from analog to digital content across all forms of media, the evolution of radio technologies and high-speed networks and the anticipated surge in email use – and the tremendous opportunities in the mobile-computing device market.

During fiscal year 2006, we capitalized on these trends and opportunities. We generated a record $1.6 billion in revenue in the last fiscal year, up 24% from fiscal year 2005. Smartphones generated more than $1 billion, or almost 70%, of our revenues, up from 46% in fiscal year 2005 and 18% in fiscal year 2004. The fourth quarter of fiscal year 2006 marked our 10th consecutive quarter of double-digit year-over-year revenue growth and our 9th consecutive profitable quarter on a GAAP basis. At the same time, we:

- Introduced our first product on Microsoft's enterprise-grade Pocket PC edition of the Windows Mobile operating system, uniquely customized to feature our hallmark ease-of-use. The Treo 700w was also our first product to incorporate a 3G radio to take advantage of EvDO data speeds on broadband wireless networks for fast web browsing, streaming media and downloading complex documents. The Treo 700w is the first among many expected products to capitalize on Palm's multiplatform strategy, offering customers a choice among industry standard operating systems.
- Demonstrated our ongoing commitment to the Palm operating system with the introduction of the Treo 700p, which also incorporates a 3G radio to take advantage of EvDO network speeds. The Treo 700p delivers an exceptional experience with streaming multimedia content such as live television, movie clips and live radio content. Of course, like all Treos, it's also a great phone and e-mail device.
- Recast our management team. After assuming the title of Chief Executive Officer leading into fiscal year 2006, I hired Michael Farese and Ron Rhodes as Senior Vice Presidents of Engineering and Global Operations, respectively, bringing a combined 50 years of experience in mobile computing and communications to our products and processes. In addition, John Hartnett was promoted to the role of Senior Vice President, Worldwide Sales and Customer Relations, focusing on our objectives of international growth and customer satisfaction. Finally, I hired Rena Lane as Senior Vice President, Human Resources, to oversee our growth in headcount and the infrastructure to support it.
- Hired aggressively. We increased our employee population by more than 20%, largely in engineering. To support our focus on smartphones and our expanding solutions roadmap, we significantly ramped our technological expertise and depth.
- Broadened our supplier base and introduced scalable processes. We expanded our design and manufacturing relationships from one to three, providing us with greater manufacturing and development capacity and leverage. We also deployed new tools and enhanced existing processes to improve our costs, quality, product development and overall competitive posture.
- Invested in innovation. We increased our investment in research and development to more than 8% of revenue, helping us to innovate and to better differentiate our products in a competitive landscape. We also strengthened our intellectual property position, increasing our issued patents by almost 50%. With this investment, we built state-of-the-art testing facilities and established a research and development center in Ireland to spearhead our efforts in Europe.

All of these developments strengthened our ability to deliver more new products on more networks in more countries faster, and enhanced the out-of-box experience for our customers. For example, in May 2006, we introduced the Treo 700p smartphone simultaneously with two carriers, a feat rarely accomplished in our industry.

I want to stress the significance of the transformation of our business and our accomplishments during fiscal year 2006. At the beginning of fiscal year 2004, we operated almost exclusively in the handheld computing market, which was beginning to experience a decline in unit growth. That business was driven by retail distribution. In fewer than three years, we have redirected our design focus, components strategy and technologies. We have retooled our product engine and our management and employee skill sets. We have expanded and strengthened our carrier relationships and relationships with key third-party software partners. We are now fully geared up to compete as a leader in the rapidly growing smartphone market, a business driven by carrier and enterprise distribution. We will introduce four new smartphone products in calendar year 2006 compared to one in each of 2004 and 2005. Each new product that we have introduced has earned a multitude of accolades, and we already are well-recognized for setting the bar for innovation in the smartphone market.

We continue to see tremendous opportunities in mobile computing in fiscal year 2007 and beyond. The worldwide smartphone category is expected to grow much faster than the overall mobile handset market. We believe there is a sea change underway among customers who increasingly demand mobile-computing attributes in their mobile phones. These trends, together with advancements in technology, will drive adoption of smartphones. These opportunities are attracting significant competition to the market. We anticipate this competition and we are prepared for it.

No one delivers smartphones with as powerful, simple and intuitive a computing experience as Palm. We innovate and build on open standards, embraced by world-class partners. We offer choices in form factor, operating-system platform, email solution, radio technology and carrier service. We work to earn customer loyalty so that today's customers will continue to carry a Palm product. We expect that new users who migrate to smartphones from less-robust feature phones and other handsets will soon look for the product that provides the best combination of form and function – in short, a Treo.

Ten years ago, we introduced the Palm Pilot, inventing the handheld computer category. Since that time, we've demonstrated that we could lead the development of that market, anticipate and satisfy customer needs and successfully manage the evolution of the market. We are now applying that experience and leadership to smartphones. We believe that we are well-positioned to grow with the market in the United States, on which we have focused most of our attention to date, and that we have the compelling solutions, relationships and other resources to grow our market share in Europe and beyond.

We are confident in our long-term strategy. Unlike our competitors with telephony or personal computer biases, we have a mobile-computing heritage. Mobile computing is more than e-mail or telephony. It is more than the ability to access or capture digital content, such as pictures, music or video, or to view or edit documents. It is more than harnessing the power of the internet or other applications. It is combining all of these functions in devices that allow users to access them instantly and easily in a way that frees them from the confines of their office, home, hotel room or laptop and seamlessly integrates with their daily life. It is providing the support and solutions that allow users to carry their most precious content and information with them confidently and securely. Our goal is to be the leader in mobile computing by delivering those solutions and that experience. In doing so, our management team and our dedicated and passionate employees intend to build long-term value for our stockholders and to deliver on our founding vision – that the future of personal computing is mobile computing.

Thank you for your support of Palm.



Edward T. Colligan
President and Chief Executive Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

The stockholder communication document accompanying this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements regarding our intentions, expectations and beliefs regarding our position and influence in the mobile computing market, trends and opportunities in the mobile computing market, smartphone category growth, smartphone adoption, technology advancements, our ability to generate profits and create stockholder value, revenue growth, international expansion, our ability to grow our market share in general and by geography, the timing and number of new products, new carrier relationships, customer preferences and satisfaction, headcount growth, competition and our ability to compete. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially, including, without limitation, the following: fluctuations in the demand for our existing and future products and services and growth in our industries and markets; our ability to meet the expectations of securities analysts or investors; our ability to introduce new products and services successfully and in a cost effective and timely manner; possible defects in products and technologies developed; our dependence on wireless carriers and ability to meet wireless carrier certification requirements; our reliance on a concentrated number of significant customers; our ability to compete with existing and new competitors; our ability to forecast demand for our products; our reliance on third parties to sell and distribute our products; our dependence on third parties to design, manufacture, distribute, warehouse and support our products; our ability to timely and cost-effectively obtain components and elements of our technology from suppliers; our ability to obtain other key technology from third parties free from errors and defects, integrate it with our products and meet certification requirements, all on a timely basis; risks associated with international sales and operations; the impact of increasingly stringent laws, standards and other regulatory requirements; our ability to utilize our net operating losses. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 28, 2006. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the record date for our 2006 annual meeting of stockholders.

Palm, Inc.

950 W. Maude Avenue
Sunnyvale, California 94085
(408) 617-7000

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 5, 2006

To the Stockholders of Palm, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Palm, Inc., a Delaware corporation, will be held on October 5, 2006 at 8:00 a.m., local time, at 950 W. Maude Avenue, Sunnyvale, California 94085, for the following purposes:

1. To elect three Class I directors to Palm's board of directors to hold office for a three-year term;

2. To ratify the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 1, 2007; and

3. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

These items are described more fully in the proxy statement attached to this notice. Please give your careful attention to all of the information in the proxy statement.

The board of directors of Palm has fixed the close of business on August 10, 2006 as the record date for determining which Palm stockholders of record are entitled to receive notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. Only holders of record of shares of Palm common stock on the record date are entitled to receive notice of and to vote at the annual meeting or any adjournment or postponement of the annual meeting.

Your vote is important. Even if you plan to attend the annual meeting in person, we request that you complete, sign, date and return the enclosed proxy or voting instruction card or, if available, follow the instructions for telephone or Internet voting to ensure that your shares will be represented at the annual meeting if for any reason you are unable to attend. If you do attend the annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,



Mary E. Doyle
Secretary

August 24, 2006
Sunnyvale, California

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS 1
- Why am I receiving these materials? 1
- What proposals will be voted on at the Annual Meeting? 1
- What are the recommendations of the Board of Directors? 1
- Who is entitled to vote at the Annual Meeting? 1
- How many votes do I have? 1
- What should I do if I receive more than one set of voting materials? 1
- What is the difference between holding shares as a stockholder of record and as a beneficial owner? 2
- How can I vote my shares in person at the Annual Meeting? 2
- How can I vote my shares without attending the Annual Meeting? 2
- If I sign a proxy card or voting instruction card, how will it be voted? 2
- Can I change or revoke my vote after I return a proxy card or voting instruction card? 3
- Can I attend the Annual Meeting? 3
- How many votes must be present or represented to conduct business at the Annual Meeting? 3
- What is the voting requirement to approve each of the proposals? 3
- How are votes counted? 4
- What happens if one or more of the director nominees is unable to stand for election? 4
- Where can I find the voting results of the Annual Meeting? 4
- Who pays for the proxy solicitation process? 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 5

COMPARISON OF STOCKHOLDER RETURN 7

PROPOSAL NO. 1 ELECTION OF THREE CLASS I DIRECTORS 8

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS 11
- Governance Guidelines 11
- Worldwide Code of Business Conduct and Ethics 11
- Compliance and Ethics Hotline 12
- Stock Ownership Guidelines 12
- Independence of the Board of Directors 12
- Board of Directors Structure, Committee Composition and Meetings 13
- Audit Committee 13
- Compensation Committee 14
- Nominating and Governance Committee 14
- Attendance at Meetings 14
- Consideration of Director Nominees 14
- Stockholder Communications with the Board of Directors 15
- Compensation of Directors 15
- Section 16(a) Beneficial Ownership Reporting Compliance 18

EXECUTIVE OFFICERS 18

EXECUTIVE COMPENSATION AND OTHER MATTERS 20
- Executive Compensation 20
- Grants of Stock Options 22
- Exercises of Stock Options 23
- Employment, Severance and Change of Control Agreements 23

EQUITY COMPENSATION PLANS 26

REPORT OF THE COMPENSATION COMMITTEE 27

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION 30

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 31

REPORT OF THE AUDIT COMMITTEE 32

AUDIT AND RELATED FEES 33

PROPOSAL NO. 2 RATIFICATION OF DELOITTE & TOUCHE LLP 34

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT PALM ANNUAL MEETING 34

TRANSACTION OF OTHER BUSINESS AT THE PALM ANNUAL MEETING 34

DELIVERY OF DOCUMENTS TO PALM STOCKHOLDERS SHARING AN ADDRESS 35

VOTING BY INTERNET OR TELEPHONE 35

ANNEX A A-1

THE PALM 2006 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS

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Q: Why am I receiving these materials?

A: The board of directors of Palm is providing this proxy statement to you in connection with the solicitation of proxies for use at Palm's 2006 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, October 5, 2006 at 8:00 a.m., Pacific time, and any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held at Palm's principal executive offices, located at 950 W. Maude Avenue, Sunnyvale, California 94085, for the purpose of considering and acting on the matters set forth in this proxy statement.

These proxy materials and the enclosed annual report were first mailed on or about August 24, 2006 to all Palm stockholders entitled to vote at the Annual Meeting. Palm's website is www.palm.com.

Q: What proposals will be voted on at the Annual Meeting?

A: Palm stockholders are being asked to vote on two matters at the Annual Meeting:

- Election of William T. Coleman, Bruce W. Dunlevie and Robert C. Hagerty as Class I directors to serve until Palm's 2009 Annual Meeting of Stockholders, which proposal can be found beginning on page 8 of this proxy statement; and
- Ratification of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 1, 2007, which proposal can be found beginning on page 34 of this proxy statement.

Q: What are the recommendations of the Board of Directors?

A: Palm's board of directors recommends a vote:

- **"FOR"** the election of each of the nominated directors; and
- **"FOR"** the ratification of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 1, 2007.

Q: Who is entitled to vote at the Annual Meeting?

A: Palm's board of directors set August 10, 2006 as the record date for the Annual Meeting. If you owned Palm common stock at the close of business on August 10, 2006, you may attend and vote at the meeting. As of August 10, 2006, there were 103,545,782 shares of Palm common stock outstanding.

Q: How many votes do I have?

A: You are entitled to one vote for each share of Palm common stock you owned at the close of business on the record date, provided that those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all of your shares are voted at the Annual Meeting.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your shares are registered directly in your name with Palm's transfer agent, Computershare Investor Services LLC, you are considered the "stockholder of record" with respect to those shares, and these proxy materials have been sent directly to you by Palm.

Many Palm stockholders hold their shares through a broker, bank or other nominee, rather than directly in their own names. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of those shares held in "street name," and these proxy materials have been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the stockholder of record.

Q: How can I vote my shares in person at the Annual Meeting?

A: If you are the stockholder of record of shares of Palm common stock, you have the right to vote in person at the Annual Meeting with respect to those shares.

If you are the beneficial owner of shares of Palm common stock, you are invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting, unless you request, complete and deliver a legal proxy from your broker, bank or nominee giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instructions as described in the next Q&A so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are the stockholder of record, you may instruct the proxy holders how to vote your shares by completing, signing, dating and returning the enclosed proxy card in the provided, postage pre-paid envelope, or by using the Internet voting site or the toll-free telephone number listed on the proxy card. Specific instructions for using the Internet and telephone voting systems are on the proxy card. The Internet and telephone voting systems for stockholders of record will be available until 9:00 p.m., Pacific time, on October 4, 2006 (the day before the Annual Meeting).

If you are the beneficial owner of shares of Palm common stock held in street name, you have the right to direct your broker, bank or nominee on how to vote your shares. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. The instructions from your broker, bank or nominee will indicate if Internet or telephone voting is available and, if so, will provide details regarding how to use such systems.

Q: If I sign a proxy card or voting instruction card, how will it be voted?

A: Whichever method you select to transmit your instructions, the proxy holders or your broker, bank or nominee will vote your shares in accordance with those instructions.

If you return a proxy card or voting instruction card or grant a proxy or provide instructions using the Internet or telephone voting systems, if available, without giving specific voting instructions for a proposal, your shares will be voted as recommended by our board of directors on that proposal (see above).

If you are the beneficial owner of shares held in street name and do not return the voting instruction card or provide instructions using the Internet or telephone voting systems, if available, your broker, bank or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under

applicable rules, brokers have the discretion to vote on routine matters, such as the uncontested election of directors and the ratification of the selection of independent auditors, but do not have discretion to vote on non-routine matters.

Q: Can I change or revoke my vote after I return a proxy card or voting instruction card?

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A: If you are the stockholder of record, you may revoke your proxy or change your vote by:

- delivering to the Corporate Secretary of Palm, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares (such written notice should be hand delivered to Palm's Corporate Secretary or should be sent so as to be delivered to Palm, Inc., 950 W. Maude Avenue, Sunnyvale, California 94085, Attn: Corporate Secretary);
- attending the Annual Meeting and voting in person; or
- making a timely and valid later Internet or telephone vote, as the case may be, if you have previously voted on the Internet or by telephone in connection with the Annual Meeting.

If you are the beneficial owner of shares held in street name, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee in a timely manner; or
- attending the Annual Meeting and voting in person, if you have obtained a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Q: Can I attend the Annual Meeting?

A: All stockholders as of the record date, August 10, 2006, or their duly appointed proxies, may attend the Annual Meeting. If you are the beneficial owner of shares held in street name, please bring proof of ownership such as a brokerage statement or letter from the broker, bank or other nominee that is the owner of record of the shares.

Q: How many votes must be present or represented to conduct business at the Annual Meeting?

A: The presence of a majority of the shares eligible to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Presence is determined by the stockholder entitled to vote the shares being present at the Annual Meeting or having properly submitted a proxy with respect to the shares. In compliance with Delaware General Corporate Law, abstentions and broker "non-votes" will be counted as present and entitled to vote at the Annual Meeting and are thereby included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

If sufficient votes to constitute a quorum are not received by the date of the Annual Meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the outstanding shares of Palm common stock present in person or represented by proxy at the Annual Meeting. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Q: What is the voting requirement to approve each of the proposals?

A: A plurality of the votes duly cast is required for the election of directors. The three nominees for director receiving the highest number of affirmative votes will be elected as members of Palm's board of directors to serve until Palm's 2009 Annual Meeting of Stockholders. There is no cumulative voting in the election of directors.

The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 1, 2007.

Q: How are votes counted?

A: With respect to the election of directors, you may vote "FOR" or "WITHHOLD" on each of the three nominees. Abstentions and broker non-votes will not affect the outcome of the election.

With respect to other proposals, you may vote "FOR," "AGAINST" or "ABSTAIN" on each proposal. Abstentions are deemed to be votes cast and thereby have the same effect as a vote against the proposal. Broker non-votes are not deemed to be votes cast and thereby do not affect the outcome of the voting on any of the proposals.

Q: What happens if one or more of the director nominees is unable to stand for election?

A: The board of directors may reduce the number of directors in Class I or select a substitute nominee. In the latter case, if you have completed and returned your proxy card or voting instruction card, Edward T. Colligan and Mary E. Doyle, as proxyholders, will have the discretion to vote your shares for the substitute nominee, though they cannot vote for more than three nominees.

Q: Where can I find the voting results of the Annual Meeting?

A: An employee of Palm's transfer agent, Computershare Investor Services LLC, will tabulate the votes and act as the inspector of election. We intend to announce preliminary voting results at the Annual Meeting. We will provide final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2007. The final results will also be posted on our website under "Investor Relations" at http://investor.palm.com.

Q: Who pays for the proxy solicitation process?

A: Palm will bear the cost of soliciting proxies, including the cost of preparing and mailing proxy materials. In addition to soliciting stockholders by mail and through its regular employees, Palm will request brokers, banks and other nominees to solicit their customers who hold shares of Palm common stock in street name. Palm may reimburse such brokers, banks and nominees for their reasonable, out-of-pocket expenses. Palm may also use the services of its officers, directors and employees to solicit proxies, personally or by telephone, mail, facsimile or electronic mail, without additional compensation other than reimbursement for reasonable, out-of-pocket expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 30, 2006, with respect to the beneficial ownership of Palm's common stock by (i) each person who is known to Palm to own beneficially more than 5% of Palm's common stock; (ii) each director and director-nominee of Palm; (iii) the Chief Executive Officer and each other person included in the Summary Compensation Table beginning on page 20 of this proxy statement, referred to in this proxy statement collectively as the named executive officers; and (iv) all current executive officers and directors of Palm as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of Palm's common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2006 are deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of the beneficial owner but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All share numbers are adjusted to reflect the 100% stock dividend effective as of March 14, 2006.

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Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Common Stock Outstanding (3)
Oppenheimer Funds, Inc. 225 Liberty St., New York, NY 10281	9,062,400(4)	8.8%
Mark Nelson & Dana Johnson 1481 Sage Canyon Road, St. Helena, CA 94574	8,150,200(5)	7.9%
Sagio Investments SA 11 Course De Rive, 1204 Geneva, Switzerland	6,487,740(6)	6.3%
FMR Corp. 82 Devonshire Street, Boston, MA 02109	6,266,588(7)	6.1%
Unicredito Italiano S.p.A Pizza Cordusio 2, 20123 Milan, Italy	5,696,547(8)	5.5%
Eric A. Benhamou	517,680(9)	*
Mark S. Bercow	73,509(10)	*
Andrew J. Brown	241,000(11)	*
Gordon A. Campbell	8,884(12)	*
Gareth C.C. Chang	74,122(13)	*
William T. Coleman	0	*
Edward T. Colligan	1,260,719(14)	1.2%
Mary E. Doyle	31,316(15)	*
Donna L. Dubinsky	2,376,637(16)	2.3%
Bruce W. Dunlevie	139,683(17)	*
Robert C. Hagerty	0	*
C. John Hartnett	80,773(18)	*
Michael Homer	87,333(19)	*
D. Scott Mercer	20,334(20)	*
Kenneth R. Wirt	28,508	*
All current directors and executive officers as a group (18 persons)	7,968,927(21)	7.5%

* Less than 1%.

(1) Unless otherwise noted, the address for the beneficial owners listed in this table is c/o Palm, Inc., 950 W. Maude Avenue, Sunnyvale, California 94085.

(2) To Palm's knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(3) Based on 103,492,682 shares of Palm's common stock issued and outstanding as of June 30, 2006.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2006, which indicates shared voting and investment power with respect to 9,062,400 of the shares and sole voting and investment power with respect to none of the shares.

(5) Based on a Schedule 13D/A filed with the Securities and Exchange Commission on February 2, 2006, which indicates shared voting and investment power with respect to 8,150,200 of the shares and sole voting and investment power with respect to none of the shares.

(6) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on May 24, 2006, which indicates shared voting and investment power with respect to 6,487,740 shares and sole voting and investment power with respect to none of the shares.

(7) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on July 10, 2006, which indicates sole voting power with respect to 111,000 shares, shared voting power with respect to none of the shares, sole investment power with respect to 6,266,588 shares and shared investment power with respect to none of the shares.

(8) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on July 6, 2006, which indicates shared voting and investment power with respect to none of the shares and sole voting and investment power with respect to 5,696,547 of the shares.

(9) Includes 396,742 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(10) Includes 70,833 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(11) Includes 187,500 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(12) Includes 7,884 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(13) Includes 73,122 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(14) Includes 1,122,199 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(15) Includes 30,672 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(16) Includes 2,325,970 shares held by Ms. Dubinsky and her spouse as trustees under the Shustek-Dubinsky Family Trust Agreement dated August 1, 2004 and 50,667 shares issuable upon exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(17) Includes 52,001 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(18) Includes 55,344 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(19) Includes 84,973 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(20) Represents 20,344 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

(21) Includes 2,176,783 shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of June 30, 2006.

COMPARISON OF STOCKHOLDER RETURN

Set forth below is a line graph comparing the cumulative total return on Palm's common stock (as adjusted for the 1-for-20 reverse stock split of Palm's common stock effective as of October 15, 2002, the spin-off of PalmSource, Inc. effective as of October 28, 2003 and a 100% stock dividend effective as of March 14, 2006) with the cumulative total return of the S&P 500 Index and the S&P 500 Information Technology Index for the period commencing on June 1, 2001 and ending on June 2, 2006.

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ASSUMES $100 INVESTED ON JUNE 1, 2001 IN PALM COMMON STOCK AND $100 INVESTED ON MAY 31, 2001 IN THE S&P 500 INDEX AND THE S&P 500 INFORMATION TECHNOLOGY INDEX—INCLUDING REINVESTMENT OF ANY DIVIDENDS



	Cumulative Total Return					
	June 1, 2001(1)	May 31, 2002	May 30, 2003	May 28, 2004	June 3, 2005	June 2, 2006
Palm, Inc	$100	$26	$10	$25	$ 33	$ 42
S&P 500 Index	$100(2)	$86	$79	$94	$101	$110
S&P 500 Information Technology Index	$100(2)	$70	$66	$81	$ 82	$ 82

(1) The initial measurement point for the performance graph assumes a $100 investment in Palm's common stock on June 1, 2001 and in the S&P 500 Index and S&P 500 Information Technology Index on May 31, 2001. In addition, the cumulative total returns assume the reinvestment of any dividends.

(2) Historically, the cumulative total return information for the S&P 500 Index and the S&P 500 Information Technology Index was only available at the end of each month, and, therefore, no data point was available for June 1, 2001. Accordingly, the data point on the graph for the S&P 500 Index and the S&P 500 Information Technology Index on June 1, 2001 reflect the cumulative total return as of May 31, 2001.

PROPOSAL NO. 1
ELECTION OF THREE CLASS I DIRECTORS

The number of directors authorized by Palm's bylaws is currently fixed at ten. Pursuant to resolutions passed by the board of directors, Palm's bylaws will be amended effective at the time of the annual meeting to reduce the authorized number of directors to eight. Palm's bylaws provide that the directors shall be divided into three classes, with the classes of directors serving for staggered three-year terms. Class I currently has four members, whose terms currently expire as of the date of the Annual Meeting. Two of the four current Class I directors, Gareth C.C. Chang and Michael Homer, have not been nominated for reelection at the 2006 annual meeting and will cease to be members of the board of directors effective as of the Annual Meeting. As a result and based on the recommendation of the Nominating and Governance Committee, Palm's board of directors has nominated Robert C. Hagerty, appointed to the board of directors during fiscal year 2006, for election by the stockholders at the Annual Meeting. Mr. Hagerty will resign as a Class II director immediately prior to the Annual Meeting to stand for election as a Class I director.

A stockholder may not cast votes for more than three nominees. The three Class I directors to be elected at the Annual Meeting are to be elected to hold office until the 2009 Annual Meeting of Stockholders or until their successors have been appointed or elected and qualified.

Palm's nominees for election to Class I of the board of directors at the Annual Meeting are William T. Coleman, Bruce W. Dunlevie and Robert C. Hagerty. If a nominee declines to serve or becomes unavailable for any reason (although the board of directors knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominee as the board of directors may designate.

Vote Required

If a quorum is present and voting at the Annual Meeting, the three nominees for Class I directors receiving the highest number of affirmative votes will be elected as Class I directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum but have no other effect under Delaware law. For a description of the treatment and effect of abstentions and broker non-votes, see "How are Votes Counted" under "Questions and Answers about the Annual Meeting and Procedural Matters" beginning on page 1 of this proxy statement.

Recommendation of the Palm Board of Directors

The board of directors unanimously recommends that the stockholders vote "FOR" the election of William T. Coleman, Bruce W. Dunlevie and Robert C. Hagerty as Class I directors of the board of directors of Palm.

Nominees and Other Directors

The following is the name and age of each nominee and each director of Palm whose term of office continues after the Annual Meeting, the period during which each has served as a director of Palm and the principal occupation of each during the past five years. Each nominee is currently serving as a director of Palm.

Nominees for Election as Class I Directors Serving for a Term Expiring in 2009

William T. Coleman
Age 58
Chief Executive Officer, Cassatt Corporation

William T. Coleman has served as one of our directors since July 2006. Mr. Coleman has been the Chief Executive Officer of Cassatt Corporation, a provider of solutions to automate information technology operations, since September 2003. Prior to joining Cassatt, Mr. Coleman was the Chairman and Chief Executive Officer,

from January 1995 until August 2002 and October 2001, respectively, of BEA Systems, Inc., a provider of enterprise infrastructure software, and the Chief Customer Advocate from October 2001 until September 2004. Mr. Coleman is also a director of Symantec Corporation. Mr. Coleman holds a B.S. in computer science from the U.S. Air Force Academy, an M.S. in computer science and computer engineering from Stanford University and an honorary doctorate from the University of Colorado.

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Bruce W. Dunlevie
Age 49
Managing Member, Benchmark Capital

Bruce W. Dunlevie has served as one of our directors since October 2003. Mr. Dunlevie has been a Managing Member of Benchmark Capital, a venture capital firm, since its founding in May 1995. He served as a director of Handspring, Inc., a developer and seller of handheld computers and smartphones, from October 1998 to October 2003. He is also a director of Rambus, Inc. Mr. Dunlevie holds a B.A. from Rice University and an M.B.A. from the Stanford School of Business.

Robert C. Hagerty
Age 54
Chairman and Chief Executive Officer, Polycom, Inc.

Robert C. Hagerty has served as one of our directors since September 2005. Mr. Hagerty has been the Chief Executive Officer of Polycom, Inc., a provider of personal video systems, video and voice collaboration infrastructures and conference phones, since July 1998. He previously served as President and Chief Operating Officer of Polycom from January 1997 to July 1998. Mr. Hagerty has served on the board of directors of Polycom, Inc. since January 1997 and has served as its Chairman since March 2000. Mr. Hagerty holds a B.S. in operations research and industrial engineering from the University of Massachusetts and an M.A. in management from St. Mary's College of California.

Incumbent Class II Directors Serving for a Term Expiring in 2007

Gordon A. Campbell
Age 62
President, Techfarm, Inc.

Gordon A. Campbell has served as one of our directors since September 1999. Mr. Campbell was the founder and, since 1993, has been President of Techfarm, Inc., a company formed to launch technology-based start-up companies. Mr. Campbell is also a director of Bell Microproducts, Inc. Mr. Campbell holds a B.S. in physics from the University of Minnesota.

Donna L. Dubinsky
Age 51
Chairman and Chief Executive Officer, Numenta, Inc.

Donna L. Dubinsky has served as one of our directors since October 2003. Ms. Dubinsky was a co-founder and, since March 2005, has been the Chief Executive Officer and Chair of the board of directors of Numenta, Inc., a developer of computer memory systems. Ms. Dubinsky was a co-founder of Handspring, Inc., a developer and seller of handheld computers and smartphones, and from July 1998 until Handspring was acquired by Palm in October 2003 she was the Chief Executive Officer and a director. From July 2002 until September 2002, she also served as the Acting Chief Financial Officer of Handspring, Inc. From July 1992 until July 1998, Ms. Dubinsky served as Chief Executive Officer and was a director of Palm Computing, Inc., a predecessor of Palm. Ms. Dubinsky is also a director of Intuit Inc. and the Redwood Center for Theoretical Neuroscience Institute and is a Trustee of the Computer History Museum. She holds a B.A. in history from Yale University and an M.B.A. from the Harvard Graduate School of Business Administration.

Incumbent Class III Directors Serving for a Term Expiring in 2008

Eric A. Benhamou
Age 50
Chairman and Chief Executive Officer, Benhamou Global Ventures LLC

Eric A. Benhamou has served as the Chairman of our board of directors since September 1999 and also served as the Chief Executive Officer from November 2001 until October 2003. Since January 2004, Mr. Benhamou has been Chairman and Chief Executive Officer of Benhamou Global Ventures LLC, an investment company specializing in information technology, which he founded. From September 1990 to December 2000, he served as Chief Executive Officer of 3Com Corporation, a provider of voice and data networking products, services and solutions and the parent company of Palm prior to its initial public offering. Mr. Benhamou also serves as Chairman of the boards of directors of Cypress Semiconductor Inc. and 3Com Corporation and is a director of RealNetworks, Inc. and SVB Financial Group. Mr. Benhamou serves on the Executive Committee of TechNet and is an adjunct professor of Entrepreneurship and Family enterprise at INSEAD School of Business. In addition, he serves on the board of the New America Foundation, on the Computer Science and Telecommunications Board, on the Markle Task Force on Information Security, on the Stanford University School of Engineering Board of Advisors, on the advisory board of INSEAD, as Vice Chairman of the board of governors of Ben Gurion University and as Chairman of the Israel Venture Network. Previously, he served on the President's Information Technology Advisory Committee. Mr. Benhamou holds an M.S. from Stanford University's School of Engineering, a Diplôme d'Ingénieur from Ecole National Supérieure d'Arts et Métiers, Paris and honorary doctoral degrees from Ben Gurion University of the Negev, Widener University, Western University and the University of South Carolina.

Edward T. Colligan
Age 45
President and Chief Executive Officer, Palm, Inc.

Edward T. Colligan has served as one of our directors since May 2005. Mr. Colligan has served as Chief Executive Officer since May 2005 and as President since June 2004. Mr. Colligan also served as interim Chief Executive Officer from February 2005 to May 2005. From October 2003 until June 2004, he served as Senior Vice President and General Manager of Palm's Wireless Business Unit. Prior to joining Palm in October 2003, Mr. Colligan was a co-founder and the President from October 2002 to October 2003 and the Chief Operations Officer from July 2001 to October 2003 of Handspring, Inc., a developer and seller of handheld computers and smartphones. From October 1998 through July 2001, he served as Senior Vice President, Marketing and Sales, of Handspring. Mr. Colligan holds a B.A. in political science from the University of Oregon.

D. Scott Mercer
Age 55
Former Interim Chief Executive Officer, Adaptec, Inc.

D. Scott Mercer has served as one of our directors since June 2005. From May 2005 until November 2005, Mr. Mercer served as the interim Chief Executive Officer of Adaptec, Inc., a provider of storage solutions. From February 2004 until December 2004, he served as a Senior Vice President and Advisor to the Chief Executive Officer of Western Digital Corporation, a supplier of disk drives to the personal computer and consumer electronics industries. Prior to that Mr. Mercer was a Senior Vice President and the Chief Financial Officer, from October 2001 to January 2004, of Western Digital Corporation. From June 2000 to September 2001, he served as Vice President and Chief Financial Officer of Teralogic, Inc., a supplier of semiconductors and software to the digital television industry. Mr. Mercer is also a director of Conexant Systems, Inc., NetRatings, Inc. and Adaptec, Inc. Mr. Mercer holds a B.S. in accounting from California Polytechnic University, Pomona.

Class I Directors Not Standing for Re-election

Gareth C.C. Chang
Age 63
Chairman and Managing Partner, GC3 & Associates International, LLC

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Gareth C.C. Chang has served as one of our directors since July 2001. He has been the Chairman and Managing Partner of GC3 & Associates International, LLC, a private investment and consulting company, since June 2000. Mr. Chang is currently a member of the Advisory Council of Nike Inc. and also serves as a director of Agile Software Corp. He is a visiting professor at Tsinghua University in Beijing and an Honorary Professor at the Beijing Institute of Aeronautics and Astronautics in China, and is currently serving on the Public Policy Advisory Board of the University of California, Los Angeles. Mr. Chang holds a B.A. in mathematics and physics from California State University, Fullerton, an M.B.A. from Pepperdine University and an honorary doctoral of science degree from California State University.

Michael Homer
Age 48
Chairman, Open Media Network

Michael Homer has served as one of our directors since February 2000. Mr. Homer was the founder and, since March 2005, has been Chairman of the board of directors of Open Media Network, a non-profit organization focused on making it easier to find video and audio programming by educational, community and non-profit organizations. Mr. Homer was a founder and, from November 2000 until March 2006, was Chairman of Kontiki, Inc., a provider of a managed delivery system for enterprise media and document control. From November 2000 until November 2003, he was also Chief Executive Officer of Kontiki. Mr. Homer is also a director of Opsware Inc. Mr. Homer holds a B.S. from the University of California, Berkeley.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

Palm is committed to maintaining the highest standards of business, legal and ethical conduct and corporate governance. Palm and its board of directors regularly review and evaluate corporate governance developments and Palm's corporate governance practices. Our management oversees a strong system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees pride themselves on operating with candor and integrity. We believe that these standards and practices are essential to operating our business, promoting the Palm brand and serving our stockholders well.

Our Governance Guidelines and our Worldwide Code of Business Conduct and Ethics are posted on our website under "Investor Relations—Corporate Governance" at http://investor.palm.com.

Governance Guidelines

Our board of directors has adopted Governance Guidelines that are designed to ensure that the board of directors follows practices and procedures that serve the best interests of Palm and our stockholders. The Nominating and Governance Committee is responsible for overseeing the Guidelines and making recommendations to the board of directors regarding any changes. The Guidelines set forth principles that guide the board of directors' exercise of its responsibility to oversee corporate strategy and governance, evaluate its own performance and the performance of Palm's executive officers, plan for management succession, provide for director orientation and continuing education, manage conflicts of interest and ensure the integrity of Palm's reporting systems and financial information.

Worldwide Code of Business Conduct and Ethics

We have adopted a Worldwide Code of Business Conduct and Ethics that applies to all of our employees, members of our board of directors and contractors, consultants and other agents when they are representing or

acting on behalf of Palm. This Code covers, among other things, compliance with laws, conflicts of interest, protecting confidential information belonging to Palm and other companies with whom Palm has a relationship, protecting our assets, maintaining books and records, public reporting, relationships with customers and suppliers, dealing with the government and government officials, competition, respecting intellectual property rights, anti-corruption and political contributions and activities.

Compliance and Ethics Hotline

We have established procedures to receive and address complaints from Palm's employees, members of our board of directors, contractors, consultants and other agents and customers, suppliers and other persons outside of Palm. These procedures include an externally-hosted, confidential toll-free hotline and website to receive complaints and concerns about accounting, internal accounting controls, auditing matters or other ethical or conduct-related issues. The hotline and website are available 24 hours a day, seven days a week, and callers may choose to remain anonymous.

Stock Ownership Guidelines

Our board of directors has adopted stock ownership guidelines to encourage long-term equity ownership in Palm, align the interests of our directors and executive officers with the interests of our stockholders and further promote Palm's commitment to sound corporate governance. The Compensation Committee reviews progress against these guidelines and will update the guidelines as appropriate.

Independence of the Board of Directors

Palm's Governance Guidelines require that at least a majority of the board of directors meet the criteria for independence established by applicable law. Under the Nasdaq marketplace rules which are applicable to Palm, independence includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company, and that the board of directors has made a subjective determination that no relationship exists which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The independent directors meet regularly in private session without members of management present.

The board of directors has determined that Messrs. Campbell, Chang, Coleman, Dunlevie, Hagerty, Homer and Mercer are "independent" as defined under the Nasdaq marketplace rules. Mr. Benhamou, as Palm's interim Chief Executive Officer until October 28, 2003, Mr. Colligan, as our current President and Chief Executive Officer, and Ms. Dubinsky, as the former Chief Executive Officer of Handspring (acquired by Palm on October 29, 2003), are not considered "independent" under the Nasdaq marketplace rules. Mr. Benhamou and Ms. Dubinsky will each be considered "independent" under the Nasdaq marketplace rules at the end of October 2006.

Board of Directors Structure, Committee Composition and Meetings

The board of directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The board of directors has adopted written charters for each of the committees, which are posted on our website under "Investor Relations—Corporate Governance" at http://investor.palm.com.

Director Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Eric A. Benhamou		(1)	(2)
Gordon A. Campbell	Member	Chair	
Gareth C.C. Chang			Chair
William T. Coleman (3)			Member
Donna L. Dubinsky	(4)		
Bruce W. Dunlevie	Member	(5)	
Robert C. Hagerty			Member
Michael Homer		Member	Member
D. Scott Mercer	Chair	Member	
Number of meetings held in fiscal year 2006:	8	7	7

(1) Mr. Benhamou served as a member until September 28, 2005.

(2) Mr. Benhamou served as a member until September 26, 2005.

(3) Mr. Coleman joined the board of directors on July 20, 2006.

(4) Ms. Dubinsky served as a member until July 19, 2005.

(5) Mr. Dunlevie served as a member until September 28, 2005.

Audit Committee

The Audit Committee, among other things: oversees Palm's auditing, accounting, financial reporting and internal control functions; appoints, compensates, retains, oversees, determines the funding for and evaluates Palm's independent auditors; and monitors the independence of and the audit and non-audit services provided by such independent auditors. During fiscal year 2006, the Audit Committee met eight times.

The Audit Committee's current members are Gordon A. Campbell, Bruce W. Dunlevie and D. Scott Mercer. Mr. Mercer is the current chairperson. Susan G. Swenson served on the Audit Committee as its chairperson during fiscal year 2005 and through June 16, 2005. Donna L. Dubinsky served on the Audit Committee during fiscal year 2005 and through July 19, 2005. Mr. Dunlevie joined the Audit Committee on July 20, 2005. The board of directors has determined that Messrs. Campbell, Dunlevie and Mercer are "independent" as defined under the Nasdaq marketplace rules. The board of directors has also determined that Mr. Mercer is an "audit committee financial expert," as that term has been defined by the Securities and Exchange Commission.

The Audit Committee operated during fiscal year 2006, until February 9, 2006, under a written charter adopted by Palm's board of directors, a copy of which was attached as Annex A to the proxy statement for Palm's 2005 Annual Meeting of Stockholders. The Audit Committee and Nominating and Governance Committee periodically review the Audit Committee charter and recommend changes to Palm's board of directors. On February 9, 2006, the board of directors adopted an amended and restated Audit Committee charter, a copy of which has been attached to this proxy statement as Annex A. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors," which appears on page 32 of this proxy statement.

Compensation Committee

The Compensation Committee determines, approves and reports to the board of directors on all elements of compensation for Palm's chief executive officer and other executive officers, including salaries, bonuses, equity compensation, benefits and any other compensation arrangements. The Compensation Committee also determines and recommends director compensation to the board of directors. During fiscal year 2006, the Compensation Committee met seven times.

The Compensation Committee's current members are Gordon A. Campbell, Michael Homer and D. Scott Mercer. Mr. Campbell is the chairperson. Eric A. Benhamou and Bruce W. Dunlevie served on the Compensation Committee during fiscal year 2005 and through September 28, 2005. Messrs. Homer and Mercer joined the Compensation Committee on September 29, 2005 and December 7, 2005, respectively. The board of directors has determined that Messrs. Campbell, Homer and Mercer are "independent" as defined under the Nasdaq marketplace rules.

For additional information concerning the Compensation Committee, see "Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" beginning on page 27 and page 30, respectively, of this proxy statement.

Nominating and Governance Committee

The Nominating and Governance Committee focuses on issues relating to the composition and operation of the board of directors and provides assistance to the board of directors in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the board of directors, and review and consideration of developments in corporate governance practices. During fiscal year 2006, the Nominating and Governance Committee met seven times.

The Nominating and Governance Committee's current members are William T. Coleman, Robert C. Hagerty, Gareth C.C. Chang and Michael Homer. Mr. Chang is the chairperson. Eric A. Benhamou served on the Nominating and Governance Committee during fiscal year 2005 and through September 26, 2005. The board of directors has determined that Messrs. Coleman, Chang, Hagerty and Homer are "independent" as defined under the Nasdaq marketplace rules.

Attendance at Meetings

During fiscal year 2006, the board of directors held eight meetings. During fiscal year 2006, only Bruce W. Dunlevie attended fewer than seventy-five percent (75%) of the aggregate of the total number of meetings of the board of directors held during the period they served as directors and the total number of meetings held by the committees of the board of directors during the period that they served on any such committees. Mr. Dunlevie attended 13 of the 18 meetings, or 72.2% of the meetings, of the board of directors and committees held during the period that he served during fiscal year 2006 and 87.5% of the meetings of the board of directors.

Consideration of Director Nominees

Stockholder Nominees

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for membership on the board of directors as described under "Identifying and Evaluating Nominees for Directors," which appears below. Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for membership on the board of directors. In addition, they should be submitted within the time frame specified under "Stockholder Proposals to be Presented at the Next Palm Annual Meeting" and "Transaction of Other Business at the Palm Annual Meeting" beginning on page 34 of this proxy statement and addressed to: Palm, Inc., 950 W. Maude Avenue, Sunnyvale, California, 94085, Attn: Corporate Secretary.

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the board of directors, the Nominating and Governance Committee endeavors to evaluate, propose and approve candidates with substantial business experience, applicable industry expertise and personal skills in business management, technology, finance, marketing, financial reporting or other areas that may be expected to contribute to an effective board of directors. The Nominating and Governance Committee seeks to assure that the board of directors is composed of individuals who are capable of advising Palm's management on matters related to the current or future business directions of Palm, who represent a broad and diverse range of viewpoints and experience and who have the highest professional and personal ethics consistent with Palm's values and standards. Candidates should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all stockholders.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating and Governance Committee through current members of the board of directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year. As described above, the Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the board of directors. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with any nominee who is not proposed by a stockholder.

Stockholder Communications with the Board of Directors

We believe that management speaks for Palm, but we also recognize that principles of corporate governance increasingly require that stockholders be given direct access to the board of directors. Any stockholder may communicate directly with members of our board of directors by writing to the Chairman of the board of directors at Palm, Inc., 950 W. Maude Avenue, Sunnyvale, CA 94085, Attn: Corporate Secretary.

Our General Counsel and Corporate Secretary will log and review all such correspondence and regularly (but no less frequently than quarterly) forward to our board of directors a summary of all such correspondence together with copies of any correspondence that, in the opinion of the General Counsel and Corporate Secretary, requires the attention of our board of directors or any of its committees. Any concerns relating to accounting, internal controls or auditing matters will be brought immediately to the attention of the Chairperson of our Audit Committee and handled in accordance with procedures established by our Audit Committee with respect to such matters. Our directors may at any time review the correspondence log and copies of any or all of the summarized correspondence.

We encourage each of our directors to attend our Annual Meeting of Stockholders. Four of our eight directors at the time attended our 2005 Annual Meeting of Stockholders.

Compensation of Directors

Cash Compensation

Members of the board of directors who are not employees of Palm or any subsidiary of Palm, referred to as non-employee directors, receive annual retainers and fees per board, or committee of the board, meeting attended (which have been paid quarterly since September 1999) plus reimbursement of travel expenses for travel by members of the board of directors who reside outside of the local area. The following table sets forth the retainers and fees payable to non-employee directors:

Non-Employee Director Cash Compensation

Annual Retainers:	
Board of Directors	$20,000
Audit Committee	$15,000
Compensation Committee	$10,000
Nominating & Governance Committee	$10,000
Fees per Board and Committee Meeting Attended:	
Full-Day Meeting	$ 4,000
Half-Day Meeting	$ 2,000
Short Meeting (less than 3 hours)	$ 1,000

Stock Compensation

Non-employee directors are eligible to receive stock options under Palm's 2001 Stock Option Plan for Non-Employee Directors, as amended, or referred to as the 2001 Director Plan. Under the 2001 Director Plan, each non-employee director who first becomes a non-employee director after October 28, 2003 is automatically granted an option to purchase 56,000 shares of Palm common stock on the date that he or she is first appointed or elected as a non-employee director. As of the Annual Meeting, the initial grant for non-employee members of the board of directors will include an option to acquire 24,000 shares of Palm common stock under the 2001 Director Plan and 8,000 performance shares (also known as restricted stock units) under Palm's 1999 Stock Plan. Each non-employee director is also automatically granted options to purchase shares of Palm common stock on the date of each annual meeting after October 28, 2003 if he or she is a non-employee director on the date of such annual meeting and has served as such for at least the immediately preceding six months.

In addition, under the 2001 Director Plan, a non-employee director may be eligible to receive automatic grants of options based on his or her service as the chairperson of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee chair), a member (whether voting or non-voting) of a standing committee of the board of directors (which we will refer to in this proxy statement as a committee member), and/or the Chairman of the board of directors. Each non-employee director who first becomes a committee chair, committee member or Chairman of the board of directors after October 28, 2003 is automatically granted an option to purchase shares of Palm common stock on the date that he or she is first appointed as a committee chair, committee member or Chairman of the board of directors. Each non-employee director who has received an option to purchase Palm common stock by reason of his or her status as a committee chair, committee member or Chairman of the board of directors is also automatically granted an option to purchase shares of Palm common stock on the date of each annual meeting after October 28, 2003 if he or she is a committee chair, committee member or Chairman of the board of directors on the date of such annual meeting and has served in such position for at least the immediately preceding six months.

The following table sets for the number of shares each non-employee director is granted based on their respective levels of board and committee participation:

Annual Option Grants

Board of Directors	28,000(1)
Board of Directors Chairperson	8,000
Audit Committee	4,000
Audit Committee Chairperson	5,000
Compensation Committee	4,000
Compensation Committee Chairperson	5,000
Nominating & Governance Committee	4,000
Nominating & Governance Committee Chairperson	5,000

(1) As of the Annual Meeting, the annual grant for non-employee members of the board of directors will include an option to acquire 12,000 shares of Palm common stock and 4,000 performance shares (also known as restricted stock units).

A non-employee director is entitled to more than one option award by reason of his or her status as a committee chair to the extent that, on any grant date, he or she is the chairperson of more than one standing committee of the board of directors. A non-employee director will be entitled to more than one option award by reason of his or her status as a committee member to the extent that, on any grant date, he or she is a member of more than one standing committee of the board of directors. However, a non-employee director may not receive an option award by virtue of his or her service on any standing committee with respect to which he or she is entitled to receive an option award by virtue of his or her status as the chairperson of that committee. Each option granted under the 2001 Director Plan has a maximum term of ten years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. As of the Annual Meeting, each option granted under the 2001 Director Plan will have a maximum term of seven years. Each option award becomes exercisable in three equal annual installments, beginning on the first anniversary of the date of grant, provided that in each case the non-employee director remains a director on those dates. However, if a change of control (as defined in the 2001 Director Plan) occurs and an optionee ceases to be a non-employee director as an immediate and direct consequence of the change of control, his or her outstanding options will become fully vested and exercisable on the date of the change of control. Also, if an optionee terminates his or her service on the board of directors due to his or her death, his or her outstanding options will immediately vest in full.

Non-employee directors are also eligible for discretionary awards under Palm's 1999 Stock Plan, as amended. During fiscal year 2006, no options to purchase shares of Palm common stock were granted to non-employee directors under the 1999 Stock Plan.

Non-Employee Director Fiscal Year 2006 Compensation

The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on the board of directors and committees of the board of directors during fiscal year 2006:

Director Name	Board Retainer	Committee Retainers	Compensation for Meeting Attendance	Total Cash Compensation(1)	Options Granted(2)
Eric A. Benhamou	$20,000	$ 6,374	$27,000	$53,374	36,000(3)
Gordon A. Campbell	$20,000	$25,000	$37,000	$82,000	37,000(3)
Gareth C.C. Chang	$20,000	$10,000	$30,000	$60,000	33,000(3)
Donna L. Dubinsky	$20,000	$ 1,896	$23,000	$44,896	28,000(3)
Bruce W. Dunlevie	$20,000	$16,320	$28,000	$64,320	28,000(3) 4,000(4)
Robert C. Hagerty	$15,000	$ 6,786	$21,000	$42,786	60,000(3)
Michael Homer	$20,000	$16,786	$33,000	$69,786	36,000(3)
D. Scott Mercer	$20,000	$19,890	$31,000	$70,890	61,000(5) 4,000(6)
L. John Doerr	$ 6,483	—	—	$ 6,483	—
Jean-Jacques Damlamian	$ 6,483	—	$ 5,000	$11,483	—
Susan G. Swenson	$ 714	$ 893	—	$ 1,607	—

(1) Total cash compensation does not include reimbursement for travel expenses for travel by directors who reside outside of the local area or reimbursement for expenses related to director training programs.

(2) Share numbers are adjusted to reflect the 10% stock dividend effective as of March 14, 2006.

(3) Exercise price $14.06 per share.

(4) Exercise price $14.55 per share.

(5) Exercise price $14.03 per share.

(6) Exercise price $13.72 per share.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires Palm's executive officers, directors and persons who beneficially own more than 10% of Palm's common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by Securities and Exchange Commission regulations to furnish Palm with copies of all Section 16(a) forms filed by such persons.

Based solely on Palm's review of such forms furnished to Palm and written representations from certain reporting persons, Palm believes that all filing requirements applicable to Palm's executive officers, directors and persons who beneficially own more than 10% of Palm's common stock were complied with during fiscal year 2006, with the exceptions noted herein. D. Scott Mercer filed a Form 4 report on June 23, 2005 to report a stock option grant received on June 16, 2005, Page Murray filed a Form 4 report on April 7, 2006 to report stock options exercised on March 27, 2006, March 30, 2006 and March 31, 2006 and Donna Dubinsky filed a Form 4 report on November 9, 2005 to report the sale of stock pursuant to a 10b5-1 trading plan on November 2, 2005.

EXECUTIVE OFFICERS

Set forth below is information concerning our current executive officers:

Name	Age	Position
Edward T. Colligan	45	President and Chief Executive Officer
Mark S. Bercow	45	Senior Vice President, Business Development
Andrew J. Brown	46	Senior Vice President and Chief Financial Officer
Mary E. Doyle	54	Senior Vice President, General Counsel and Secretary
Michael Farese	59	Senior Vice President, Engineering
C. John Hartnett	43	Senior Vice President, Worldwide Sales and Customer Relations
Jeffrey C. Hawkins	49	Founder
Renata A. Lane	51	Senior Vice President, Human Resources
Page Murray	43	Vice President, Marketing
Ronald Rhodes	58	Senior Vice President, Global Operations

Edward T. Colligan (See description in Proposal No. 1 above).

Mark S. Bercow has served as Senior Vice President, Business Development since March 2005. Prior to joining Palm, from August 2002 to September 2004, Mr. Bercow was Vice President, Intuit Developer Network of Intuit Inc., a provider of business and financial management solutions. From October 2000 to April 2002, he was Vice President, Marketing and Business Development of Atheros Communications, a developer of semiconductor system solutions for wireless communications products. From March 1996 to October 2000, Mr. Bercow served as Vice President, Strategic Alliances and Platform Development of Palm, Inc. Mr. Bercow holds a B.S. in business administration from California State University, Northridge.

Andrew J. Brown has served as Senior Vice President and Chief Financial Officer since December 2004. Prior to joining Palm, from February 2004 to July 2004, Mr. Brown was the Chief Financial Officer of Pillar Data Systems, Inc., a provider of software storage solutions. From October 2000 to October 2003, he served as Chief Financial Officer of Legato Systems, a provider of software storage solutions. Mr. Brown holds a B.A. in accounting from Eastern Illinois University.

Mary E. Doyle has served as Senior Vice President and General Counsel since April 2003. From April 2003 until October 2003, Ms. Doyle served as Assistant Secretary of Palm, and since October 2003 she has served as Secretary. Prior to joining Palm, from July 1996 to December 2002, Ms. Doyle served as General Counsel and Secretary of General Magic, Inc., a voice application service provider. From January 1997 to

September 1998, she served as Vice President of Business Affairs and, from September 1998 to December 2002, she served as Senior Vice President of Business Affairs at General Magic. In December 2002, General Magic filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code of 1978, as amended. Ms. Doyle holds a B.A. in biology and economics from the University of California, Santa Cruz and a J.D. from the University of California, Berkeley, Boalt Hall School of Law.

Michael Farese has served as Senior Vice President, Engineering since September 2005. Prior to joining Palm, from March 2002 to June 2005, Mr. Farese was President and Chief Executive Officer of WJ Communications, Inc., a designer and supplier of radio frequency solutions. From October 1999 to March 2002, he was President and Chief Executive Officer of Tropian, Inc., a provider of semiconductors for 3G. Mr. Farese also serves as a director of PMC-Sierra, Inc. Mr. Farese holds a B.S. in electrical engineering from Rensselaer Polytechnic Institute, an M.S. in electrical engineering from Princeton University and a doctorate in electrical engineering from Rensselaer Polytechnic Institute.

C. John Hartnett has served as Senior Vice President, World Wide Sales and Customer Relations since October 2005. From February 2005 until October 2005, Mr. Hartnett served as Senior Vice President, Americas Sales and Customer Services. From October 2003 until February 2005, he served as Vice President, eCommerce and Accessories. Prior to joining Palm, from February 2000 to October 2003, Mr. Hartnett was Executive Vice President, Worldwide Operations, Service, Support and eCommerce of Handspring, Inc., a developer and seller of handheld computers and smartphones. Mr. Hartnett holds a marketing degree from the Marketing Institute of Ireland and a post graduate diploma in finance through the Association of Chartered Certified Accountants. He is also a graduate of the executive management program at Stanford University.

Jeffrey C. Hawkins, a founder of Palm and member of the executive team, served as our Chief Technology Officer from October 2003 until January 2006. Prior to joining Palm, from July 1998 until October 2003, Mr. Hawkins was the Chief Product Officer and Chairman of the board of directors of Handspring, Inc., a developer and seller of handheld computers and smartphones. In March 2005, he co-founded Numenta, Inc., a developer of computer memory systems, and, since April 2002, he has served as Chairman and Executive Director of the Redwood Center for Theoretical Neuroscience, a non-profit scientific research organization. From 1992 to 1998, Mr. Hawkins served as Product Architect and a director of Palm Computing, Inc., a predecessor of Palm. Mr. Hawkins holds a B.S.E.E. from Cornell University.

Renata A. Lane has served as Senior Vice President, Human Resources since August 2005. Prior to joining Palm, from July 2004 to August 2005, Ms. Lane was Vice President, Human Resources of WebEx Communications, Inc., a provider of on-demand web conferencing solutions. From February 1998 until July 2003, she was Vice President of Human Resources & Administration for MIPS Technologies, Inc., a provider of industry-standard processor architectures and cores for digital consumer and business applications. Ms. Lane holds a B.S. in economics from State University of New York at Geneseo and an M.S. in industrial and labor relations from Cornell University.

Page Murray has served as Vice President, Marketing since September 2001. Prior to joining Palm, Mr. Murray held various marketing positions at Flycode, Inc., a web-based peer-to-peer secure file-sharing network provider, Riffage.com, Inc., a music media company, D'Arcy Masius Benton & Bowles, an advertising and marketing firm, and Apple Computer, Inc., a personal computer and electronics company. Mr. Murray holds a B.A. in economics and history from Duke University.

Ronald Rhodes has served as Senior Vice President, Global Operations since January 2006. Prior to joining Palm, from June 2003 until December 2005, Mr. Rhodes was Senior Vice President of Worldwide Manufacturing and Supply Chain of PSC, Inc., a provider of data capture and technology services. From January 2000 until June 2003, he was Vice President, Americas Supply Chain Operations for the Personal Communications Sector at Motorola, Inc., a designer and provider of wireless and broadband communications products. Mr. Rhodes holds a B.A. in business administration from Bellarmine College.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

The following table sets forth information concerning the compensation paid by Palm to (i) the current Chief Executive Officer of Palm, (ii) the four other most highly compensated individuals (based on salary and bonus during fiscal year 2006) who were serving as executive officers of Palm at the end of fiscal year 2006 and (iii) a former officer of Palm who would have been one of the most highly compensated individuals had he remained as an executive officer at the end of fiscal year 2006. We refer to such individuals collectively as the named executive officers in this proxy statement.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)(1)**	**Restricted Stock Award(s) ($)(2)**	**Securities Underlying Options (#)**	**All Other Compensation ($)(3)**
Edward T. Colligan	2006	550,000	406,950	2,125,500(5)	430,000	8,543
President and Chief Executive	2005	474,583	292,963(6)	152,995(7)	430,000	6,780
Officer and Director(4)	2004	145,833	59,500(8)	349,980(9)	810,202	5,325
Mark S. Bercow	2006	284,735	93,922	—	—	9,172
Senior Vice President,	2005	59,375	—	—	200,000	1,488
Business Development (10)	2004	—	—	—	—	—
Andrew J. Brown	2006	365,000	197,199	—	—	22,114
Senior Vice President,	2005	164,394	—	827,725(12)	450,000	4,375
Chief Financial Officer (11)	2004	—	—	—	—	—
Mary E. Doyle	2006	311,250	133,192	—	60,000	1,435
Senior Vice President, General	2005	296,250	104,509	—	40,000	1,435
Counsel and Secretary(13)	2004	285,000	96,339	—	86,020	1,435
C. John Hartnett	2006	288,750	150,743(15)	—	110,000	7,060
Senior Vice President,	2005	230,833	151,955(16)	263,890(17)	68,000	3,421
Worldwide Sales and Customer Relations(14)	2004	87,500	42,658(18)	—	180,488	2,982
Former Officer:						
Kenneth R. Wirt	2006	293,750	142,904	—	110,000	367,382
Senior Vice President,	2005	358,750	146,638(19)	931,725(20)	20,000	6,215
Worldwide Marketing and Product Marketing	2004	326,250	272,451(21)	—	157,704	8,562

(1) A portion of the bonus earned during a fiscal year may be based in part on performance during the prior fiscal year.

(2) Based on the closing sale price of Palm's common stock as reported on the Nasdaq National Market on June 2, 2006 of $17.75 per share, the dollar value of the 212,956 shares of restricted stock held by the named executive officers outstanding as of June 2, 2006 was $3,779,808, net of any consideration paid by the officer, of which 180,000 shares were subject to a right of repurchase by Palm. The restricted stock reported in this column is our common stock and, to the extent we pay dividends on our common stock, those dividends will also be paid on shares of restricted stock.

(3) All other compensation generally includes payment of travel/housing/car, or relocation, expenses, 401(k) matching payments, financial planning costs, group term life insurance premiums and separation payments. With respect to Mr. Colligan: in fiscal year 2006, all other compensation includes $7,600 in 401(k) matching payments and $943 in group term life insurance premiums; in fiscal year 2005, all other compensation includes $6,000 in 401(k) matching payments and $780 in group term life insurance

premiums; in fiscal year 2004, all other compensation includes $5,000 in 401(k) matching payments and $325 in group term life insurance premiums. With respect to Mr. Bercow: in fiscal year 2006, all other compensation includes $8,519 in 401(k) matching payments and $653 in group term life insurance premiums; in fiscal year 2005, all other compensation includes $1,375 in 401(k) matching payments and $113 in group term life insurance premiums. With respect to Mr. Brown: in fiscal year 2006, all other compensation includes $6,550 in 401(k) matching payments and $15,564 in financial planning expenses; in fiscal year 2005, all other compensation represents $4,375 in 401(k) matching payments. With respect to Ms. Doyle: in fiscal year 2006, all other compensation represents $1,435 in group term life insurance premiums; in fiscal year 2005, all other compensation represents $1,435 in group term life insurance premiums; in fiscal year 2004, all other compensation represents $1,435 in group term life insurance premiums. With respect to Mr. Hartnett: in fiscal year 2006, all other compensation includes $6,472 in 401(k) matching payments and $588 in group term life insurance premiums; in fiscal year 2005, all other compensation includes $2,833 in 401(k) matching payments and $588 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $2,737 in 401(k) matching payments and $245 in group term life insurance premiums. With respect to Mr. Wirt: in fiscal year 2006, all other compensation includes $4,975 in 401(k) matching payments, $2,407 in group term life insurance premiums and $360,000 in separation payments; in fiscal year 2005, all other compensation includes $3,925 in 401(k) matching payments and $2,291 in group term life insurance premiums; in fiscal year 2004, all other compensation includes $6,575 in 401(k) matching payments and $1,987 in group term life insurance premiums.

(4) Mr. Colligan joined Palm as Senior Vice President and General Manager of the Wireless Business Unit in October 2003 upon the merger of Palm and Handspring and currently serves as President, Chief Executive Officer and a director.

(5) Represents the dollar value of 40,000 and 80,000 shares of restricted stock granted to Mr. Colligan based on the closing prices of $13.80 and $19.67 per share of Palm's common stock on the dates of grant, respectively, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(6) Represents bonuses of $270,733 and commissions in the amount of $22,230 paid in fiscal year 2005.

(7) Represents the dollar value of 10,000 shares of restricted stock granted to Mr. Colligan based on the closing price of $15.30 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(8) Represents a bonus of $6,562 and commissions in the amount of $52,938 paid in fiscal year 2004.

(9) Represents the dollar value of 40,000 shares of restricted stock granted to Mr. Colligan based on the closing price of $8.75 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a two-year period.

(10) Mr. Bercow joined Palm as Senior Vice President, Business Development in March 2005.

(11) Mr. Brown joined Palm as Senior Vice President and Chief Financial Officer in December 2004.

(12) Represents the dollar value of 50,000 shares of restricted stock granted to Mr. Brown based on the closing price of $16.56 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(13) Ms. Doyle joined Palm in April 2003 as Senior Vice President and General Counsel and was appointed Secretary in October 2003.

(14) Mr. Hartnett joined Palm as Vice President, eCommerce and Accessories in October 2003 upon the merger of Palm and Handspring and currently serves as Senior Vice President, World Wide Sales and Customer Relations.

(15) Represents bonuses of $69,585 and commissions in the amount of $81,158 paid in fiscal year 2006.

(16) Represents bonuses of $54,332 and commissions in the amount of $97,623 paid in fiscal year 2005.

(17) Represents the dollar value of 20,000 shares of restricted stock granted to Mr. Hartnett based on the closing price of $13.20 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. The shares vest in equal annual increments over a four-year period.

(18) Represents a bonus of $3,938 and commissions in the amount of $38,720 paid in fiscal year 2004.

(19) Represents bonuses of $113,151 and commissions in the amount of $33,487 paid in fiscal year 2005.

(20) Represents the dollar value of 50,000 shares of restricted stock granted to Mr. Wirt based on the closing price of $18.64 per share of Palm's common stock on the date of grant, less the purchase price paid for the stock. Pursuant to the terms of the grant and his severance agreement, 43,750 of the shares were vested as of March 24, 2006, at which time Mr. Wirt ceased providing services to Palm.

(21) Represents bonuses of $184,687 and commissions in the amount of $87,764 paid in fiscal year 2004.

Grants of Stock Options

The following table provides information concerning grants of options to purchase shares of Palm's common stock made during fiscal year 2006 to the named executive officers:

OPTION GRANTS IN FISCAL YEAR 2006

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)	
Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year 2006(2)	Exercise Price Per Share ($/sh)(3)	Expiration Date	5%($)	10%($)
Edward T. Colligan	430,000	7.72	13.80	06/06/15	3,731,861	9,457,268
Mark S. Bercow	—	—	—	—	—	—
Andrew J. Brown	—	—	—	—	—	—
Mary E. Doyle	60,000	1.08	12.4650	11/03/15	470,350	1,191,960
C. John Hartnett	110,000	1.97	12.4650	11/03/15	862,309	2,185,260
Former Officer:						
Kenneth R. Wirt	110,000	1.97	12.4650	11/03/15	862,309(5)	2,185,260(5)

(1) All of the options in this table are subject to the terms of Palm's 1999 Stock Plan, as amended. All options are exercisable only as they vest.

(2) Based on a total of options to purchase 5,570,132 shares granted to all Palm employees in fiscal year 2006.

(3) All options were granted at an exercise price equal to the fair market value of Palm's common stock on the date of grant.

(4) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent Palm's estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of Palm's common stock, overall market conditions and the option holders' continued employment through the vesting period.

(5) Mr. Wirt ceased providing services to Palm as of March 24, 2006, at which time he received one year of accelerated option vesting pursuant to his severance agreement. His vested options terminated on June 24, 2006.

Exercises of Stock Options

The following table provides information concerning option exercises during fiscal year 2006 and the exercisable and unexercisable options held by the named executive officers as of the end of fiscal year 2006:

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2006 AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at June 2, 2006(#)		Value of Unexercised In-the-Money Options at June 2, 2006($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward T. Colligan	—	—	1,063,949	606,253	14,428,200	2,136,478
Mark S. Bercow	—	—	58,333	141,667	389,373	945,627
Andrew J. Brown	—	—	159,375	290,625	190,453	347,297
Mary E. Doyle	123,163	1,448,967	12,475	107,730	137,286	771,649
C. John Hartnett	87,000	892,310	37,302	151,584	332,347	765,419
Former Officer:						
Kenneth R. Wirt	164,235	1,886,376	43,010	—	—	—

(1) Based on a fair market value of $17.75 per share as of June 2, 2006, the closing sale price per share of Palm's common stock on that date as reported on the Nasdaq National Market.

Employment, Severance and Change of Control Agreements

Management Retention Agreements

Palm has entered into management retention agreements with the following named executive officers: Edward T. Colligan, Mark S. Bercow, Andrew J. Brown, Mary E. Doyle and C. John Hartnett. Under Mr. Colligan's, Mr. Bercow's, Ms. Doyle's and Mr. Hartnett's management retention agreements, his or her outstanding stock options and restricted stock become fully vested if, within 12 months following a change of control (as defined in the management retention agreement), his or her employment is terminated involuntarily by Palm or a successor entity other than for cause (as defined in the management retention agreement), death or disability or is terminated voluntarily by him or her for good reason (as defined in the management retention agreement). The management retention agreement with Mr. Brown entitles him to full acceleration of the vesting of his outstanding stock options and full vesting of any shares of restricted stock upon a change of control (as defined in the management retention agreement). Further, the management retention agreements with all of the named executive officers listed above provide that each such officer is entitled to additional severance benefits if, within 12 months following a change of control (as defined in the management retention agreements), the employee's employment is terminated involuntarily by Palm or a successor entity other than for cause (as defined in the management retention agreements), death or disability or is terminated voluntarily by the employee for good reason (as defined in the management retention agreements) and the employee enters into a mutual release of claims with Palm or a successor entity. These severance benefits include a severance payment equal to such employee's annual salary and target bonus, continued company-paid coverage of certain employee benefits for a maximum of two years following his or her termination, pro-rated bonus payment and a tax equalization payment to eliminate the effects of any applicable "golden parachute" excise tax.

Change of Control Provisions in Palm's 1999 Stock Plan and 1999 Employee Stock Purchase Plan

Palm's 1999 Stock Plan, as amended (the "1999 Stock Plan"), provides that in the event of Palm's merger with or into another corporation or the sale of substantially all of Palm's assets, the successor corporation may assume or substitute an equivalent award for each outstanding option or stock purchase right. If following such

an assumption or substitution, the holder of an option or stock purchase right is terminated without cause within 12 months following a change of control (as defined in the 1999 Stock Plan), then the vesting and exercisability of 50% of the then unvested shares of common stock of Palm subject to his or her option or stock purchase right will accelerate. If the outstanding options or stock purchase rights are not assumed or substituted for in connection with a merger or sale of assets, the administrator of the 1999 Stock Plan will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Under Palm's 1999 Employee Stock Purchase Plan, as amended, in the event of Palm's merger with or into another corporation or the sale of all or substantially all of Palm's assets, the successor corporation may assume or substitute an equivalent option for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, the purchase periods and offering periods then in progress will be shortened by setting a new exercise date, which will be before the merger or sale of assets.

Severance Agreements

Palm has entered into severance agreements with Edward T. Colligan, Mark S. Bercow, Andrew J. Brown, Mary E. Doyle and C. John Hartnett. Palm had also entered into a severance agreement with Kenneth R. Wirt. Pursuant to the severance agreements, each of these employees is entitled to severance benefits if the employee's employment is terminated involuntarily by Palm other than for cause (as defined in the severance agreements), death or disability (as defined in the severance agreements) or voluntarily by the employee for good reason (as defined in the severance agreements) and the employee enters into a mutual release with Palm, complies with all of the terms of the severance agreement, including the non-solicitation of employees, and does not qualify for payments and benefits under his or her management retention agreement. The severance benefits include a lump-sum payment equal to 100% of annual base salary, one year of accelerated vesting of stock options (excluding any shares that would vest solely or have their vesting accelerate upon the achievement of performance objectives), vesting of one-half of any shares of restricted stock (excluding any shares that vest solely or have their vesting accelerate upon the achievement of performance objectives) and certain employer paid health benefits for one year if the employee elects continuation coverage. Under the terms of the severance agreements, a termination event will not be deemed to have occurred where an individual is employed by a subsidiary of Palm and Palm distributes the securities of such subsidiary to Palm's stockholders.

Edward T. Colligan

In June 2003, in anticipation of Palm's acquisition of Handspring, Inc., Palm entered into an offer letter agreement with Edward T. Colligan, effective as of October 2003, which provides for: a base annual salary of $350,000, bonus eligibility, sales incentive compensation eligibility and a grant of 40,000 shares of restricted stock (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006), subject to a two year vesting schedule in equal annual installments. In May 2005, Mr. Colligan was promoted to Chief Executive Officer, and, effective in June 2005, his annual base salary was increased to $550,000 and his compensation was adjusted to provide for enhanced bonus eligibility.

Mark S. Bercow

In March 2005, Palm entered into an offer letter agreement with Mark S. Bercow, which provides for: a base annual salary of $275,000, bonus eligibility and a grant of an option to acquire 200,000 shares of Palm common stock (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006), subject to four year vesting, with 25% vesting after the first year and monthly vesting thereafter. In September 2005, his base annual salary was increased to $287,500.

Andrew J. Brown

In November 2004, Palm entered into an offer letter agreement with Andrew J. Brown, which provides for: a base annual salary of $350,000, bonus eligibility and a grant of an option to acquire 450,000 shares of Palm common stock (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006), subject to four year vesting, with 25% vesting after the first year and monthly vesting thereafter. In addition, the offer letter provides for the grant of 50,000 shares of restricted stock, subject to a four year vesting schedule in equal annual installments (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006). In September 2005, his base annual salary was increased to $370,000.

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Mary E. Doyle

In April 2003, Palm entered into an offer letter agreement with Mary E. Doyle, which provides for: a base annual salary of $285,000, bonus eligibility and a grant of an option to acquire 114,694 shares of Palm common stock (such number of shares is adjusted to give effect to the adjustment to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003 and the 100% stock dividend effective as of March 14, 2006), subject to four year vesting, with 25% vesting after the first year and monthly vesting thereafter. In addition, the offer letter provides for the grant of 2,000 shares of restricted stock, subject to a two year vesting schedule in equal annual installments (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006). In September 2005, her base annual salary was increased to $315,000.

C. John Hartnett

In May 2003, in anticipation of Palm's acquisition of Handspring, Inc., Palm entered into an offer letter agreement with C. John Hartnett, effective as of October 2003, which provides for: a base annual salary of $210,000, bonus eligibility and a grant of an option to acquire 90,000 shares of Palm common stock (such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006), subject to three year vesting, with 33% vesting after the first year and monthly vesting thereafter. In September 2005, Mr. Hartnett was promoted to Senior Vice President, Worldwide Sales and Customer Services, his base annual salary was increased to $285,000 and his compensation was adjusted to provide for enhanced sales incentive compensation eligibility. In October 2005, his base annual salary was increased to $300,000 and his compensation was adjusted to provide for enhanced bonus eligibility in lieu of sales incentive compensation eligibility.

Kenneth R. Wirt

In July 2001, Palm entered into an offer letter agreement with Kenneth R. Wirt, which provides for: a base annual salary of $275,000, bonus eligibility and a grant of an option to acquire 35,842 shares of Palm common stock (such number of shares is adjusted to give effect to the one-for-twenty reverse stock split of Palm common stock effective as of October 15, 2002 and the adjustments to outstanding options resulting from the spin-off of PalmSource, Inc. as of October 28, 2003 and the 100% stock dividend effective as of March 14, 2006), subject to four year vesting, with 25% vesting after the first year and monthly vesting thereafter. In June 2004, Mr. Wirt was promoted to Senior Vice President, Marketing and Product Marketing and his base annual salary was increased to $360,000.

In March 2006, Mr. Wirt departed Palm under the terms of Palm's standard severance agreement (described above) plus vesting of an incremental 25% of the shares of restricted stock that Mr. Wirt had purchased from Palm and that remained subject to a right of a repurchase to reflect the portion of the vesting schedule for those shares that Mr. Wirt had served prior to his departure.

EQUITY COMPENSATION PLANS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes Palm's equity compensation plans as of June 2, 2006:

	Equity Compensation Plan Information		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	13,246,705(1)	$14.01	12,222,646(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	13,246,705	$14.01	12,222,646

(1) This number of shares does not include outstanding options to purchase 1,522,732 shares of Palm common stock assumed through various mergers and acquisitions. At June 2, 2006 these assumed options had a weighted average exercise price of $5.00 per share. Except for shares of Palm common stock underlying the options outstanding under the plans assumed through such mergers and acquisitions, there are no shares of Palm common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of Palm common stock will be issued in place of such unexercised option. However, Palm does have the authority, if necessary, to reserve additional shares of Palm common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans in specific circumstances; for example, the PalmSource, Inc. spin-off.

(2) This number of shares includes 6,515,191 shares of Palm common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan, as amended (the "1999 ESPP"), 4,858,515 shares of Palm common stock reserved for future issuance under the 1999 Stock Plan, as amended (the "1999 Stock Plan"), and 848,940 shares of Palm common stock reserved for future issuance under the 2001 Director Plan.

(3) The 1999 Stock Plan also provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 Stock Plan equal to 5% of the outstanding shares of Palm common stock on such date, or a lesser amount as may be determined by the Palm board of directors. In addition, the 1999 ESPP provides for annual increases on the first day of each fiscal year in the number of shares available for issuance under the 1999 ESPP equal to the lesser of 2% of the outstanding shares of Palm common stock on such date, 1,479,582 shares or the amount determined by the Palm board of directors.

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REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation Committee has overall responsibility for approving and evaluating executive officer compensation at Palm and the plans, policies and programs related to executive compensation, overseeing Palm's philosophy with respect to the compensation plans, policies and programs for other employees and recommending non-employee director compensation to the board of directors.

Compensation Philosophy and Practices

We design the compensation programs at Palm to attract, retain, motivate and reward highly qualified executive officers, employees and directors who are likely to contribute to the long-term success of Palm. During fiscal year 2006, Palm's compensation program for all employees, as well as directors, included both cash- and equity-based elements. The Compensation Committee believes that it is important to align compensation with Palm's business objectives and performance and to align incentives for directors, executive officers and other employees with the interests of stockholders in maximizing stockholder value. As a result, we emphasize three fundamental principles, focused on performance-based compensation, in the design of Palm's compensation programs: pay for performance, broad-based equity participation and egalitarian benefit plans.

We strive to make Palm's compensation programs competitive with the marketplace. Palm's compensation practices reflect the competition for executive talent and the unique challenges and opportunities facing Palm in the mobile computing market. The Compensation Committee conducts annual reviews of Palm's compensation practices by comparing them to those of peer companies in the high technology community. The Compensation Committee sets our compensation standards at a level competitive with these peer companies. We believe that competitive compensation levels linked to performance objectives are both necessary and appropriate to attract, retain and provide strong incentives for high caliber executives and other employees to successfully conduct our business and achieve our corporate goals.

Process

In determining its compensation program for fiscal year 2006, Palm retained an outside consultant to provide data necessary to perform a comprehensive assessment of its compensation policies and programs, including the compensation for its Chief Executive Officer and other executive officers. The consultant rendered a report that incorporated data from the Radford Executive Management Survey as well as surveys of the practices of a select group of competitors and of computer peripheral, networking and software companies with revenue in a range comparable to Palm's revenue, assessed the mix of compensation relative to competitive practices within various ranges and evaluated the linkage between pay and performance. The Compensation Committee considered this information, as well as feedback from the Chairman of the Board and other members of the board of directors and the Compensation Committee's own analysis with respect to performance by the Chief Executive Officer, when making compensation decisions for the Chief Executive Officer. The Compensation Committee considered this information, as well as analyses of individual performance by the Chief Executive Officer and by the Compensation Committee, when making compensation decisions for the other executive officers.

To supplement the advice and report of its outside compensation consultant in determining its equity compensation program for fiscal year 2006, including equity compensation for the Chief Executive Officer and other executive officers, Palm retained Mellon Financial Corporation. Mellon rendered a report that incorporated data from the Radford Executive Management Survey, a survey of the practices of a select group of peer companies and the iQuantic/Mellon High Technology Equity Practices Survey for stock option compensation, including information from approximately one hundred public companies in various high technology industries with revenue in a range comparable to Palm's revenue as well as a select group of competitors based on Palm's size, organizational and growth profile and consumer product orientation.

Executive Compensation

The Compensation Committee awards executive compensation in four components: base salary, incentive bonus, equity incentives and benefits.

Base Salary.

The Compensation Committee offers salaries to our executive officers that are competitive with salaries offered by companies of similar size, complexity and market valuation or capitalization in the high technology community, particularly in the Silicon Valley. Palm sets a base salary range for each executive officer, including the Chief Executive Officer, by reviewing the base salary for comparable positions of a broad peer group that competes with Palm in the recruitment and retention of senior leadership talent.

Incentive Bonus.

In July 2005, the Compensation Committee approved the fiscal year 2006 bonus plan for all employees. Our cash bonus program is intended to motivate executive officers and other employees to achieve Palm's goals. The plan provided for cash bonuses to be paid semi-annually to executive officers and other employees based on performance against certain revenue, profitability and individual performance objectives. The revenue and profitability objectives were set company-wide and reviewed for the second half of fiscal year 2006 in December 2005. The individual objectives were set for each six month period by employees' managers. Individual objectives for executive officers were set by the Chief Executive Officer. Individual objectives for the Chief Executive Officer were set by the Chairman of the Board and reviewed by the Compensation Committee. The target bonuses for executive officers for fiscal year 2006 ranged from 40% to 100% of base salary. Payments to executive officers under the plan may be more or less than a target bonus as a function of Palm's results or individual performance. Pursuant to the bonus plan and based on Palm's financial performance and the individual performance of the executive officers, bonuses were paid to the executive officers following the second and fourth quarters of fiscal year 2006.

Equity Incentives.

We believe that equity compensation aligns the interests of our executive officers and employees with stockholder interests by creating a direct link between compensation and stockholder return and helps to retain key contributors in a competitive market for executive and employee talent. Our intention is for all employees to receive equity compensation but to weight distribution toward top performers and individuals with the greatest responsibilities and influence on our success.

Palm grants initial or "new-hire" options to executive officers when they first join Palm. In addition, Palm may grant restricted stock, stock appreciation rights, performance shares and performance units to some of its executive officers when they first join Palm. Thereafter, Palm may grant options, restricted stock, stock appreciation rights, performance shares and performance units to each executive officer, including the Chief Executive Officer, based on performance. To date, Palm has granted only options and restricted stock to its executive officers, and the Compensation Committee expects that it will continue to use options as the primary form of equity compensation in fiscal year 2007. While options tend to have a more dilutive effect than other forms of equity compensation being employed by Palm, they are also the incentive most closely linked to Palm's performance and to stockholders' interests.

To enhance retention, options, restricted stock and other securities granted to executive officers are subject to vesting restrictions that generally lapse over two to four years. Options are granted by Palm at the then-current fair market value and become valuable and exercisable only if the executive officer continues to serve Palm, and the price of Palm's stock subsequently increases.

The number of options, shares of restricted stock and other securities that Palm grants to a particular executive officer upon hire and throughout employment depends on the officer's level of responsibility, individual performance and a review of stock option and other security grants for comparable positions in our peer group of companies. With respect to determining equity compensation for executive officers for fiscal year 2006, the Compensation Committee pursued the goal of balancing competitive compensation levels with protecting stockholder interests, controlling costs and achieving a competitive equity usage rate.

Stock Ownership Requirements

The Compensation Committee views equity incentives primarily as a long-term incentive tool that links compensation for our employees and executive officers to Palm's performance and the return achieved by our stockholders. The Compensation Committee and our board of directors believe that it is important for our executive officers and directors to be committed to Palm's long-term interests and value creation. As a result, we adopted stock ownership guidelines in fiscal year 2007 to encourage significant, long-term equity ownership in Palm by our directors and executive officers.

Benefits

We offer our executive officers the same competitive benefits program that we offer to all of our employees, including medical and life insurance, other standard elements of a cafeteria plan, an employee stock purchase plan and a 401(k) plan with matching contributions up to a percentage of salary. We generally do not provide our executive officers with special perquisites.

CEO Compensation

Throughout fiscal year 2006, Mr. Colligan served as President and Chief Executive Officer of Palm. He was appointed to the Chief Executive Officer position on May 13, 2005 following a three-month period in which he served as interim Chief Executive Officer. Mr. Colligan's salary of $550,000 in fiscal year 2006 reflected his move into his position, duties and responsibilities as Chief Executive Officer. Palm awarded Mr. Colligan bonuses in July 2005 and December 2005 of $111,600 and $295,350, respectively, as part of the Palm performance-based bonus programs covering the second half of fiscal year 2005 and the first half of fiscal year 2006. These bonuses were based on a bonus target set as a percentage of Mr. Colligan's salary of 75% for the second half of fiscal year 2005 and 100% for the first half of fiscal year 2006 and his consequent pro rata participation in the semi-annual bonus pools created by the Compensation Committee based on Palm's operating results for each of those periods. Mr. Colligan's option grant in June 2005 of the right to purchase 430,000 shares of Palm common stock and his restricted stock grant in June 2005 of 40,000 shares (in each case, such number of shares is adjusted to give effect to the 100% stock dividend effective as of March 14, 2006) reflected his move into his position, duties and responsibilities as Chief Executive Officer as well as the perceived retention value of his unvested stock and options. Mr. Colligan's restricted stock grant of 80,000 shares in March 2006 reflected the Compensation Committee's view, with input from other members of the board of directors, of Mr. Colligan's performance to that point as Chief Executive Officer as well as the perceived retention value of his unvested stock and options.

Tax Law Limits on Executive Compensation

The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for any of the named executive officers, other than compensation that is "performance-based." Palm's performance-based bonus plan permits Palm to pay compensation that is performance-based and thus generally fully deductible by Palm. Since the targeted cash compensation of the majority of the named executive officers is below the $1 million threshold and Palm believes that any options and other securities granted under the 1999

Stock Plan, as amended, will meet the requirement of being performance-based under Section 162(m), the Compensation Committee concluded that Section 162(m) should not materially reduce the tax deductions available to Palm and that no changes to Palm's compensation program were needed in this regard. However, the Compensation Committee may from time to time approve compensation that is not deductible under Section 162(m).

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Gordon A. Campbell (Chairperson)
Michael Homer (1)
D. Scott Mercer (2)

---

(1) Mr. Homer joined the Compensation Committee on September 29, 2005.
(2) Mr. Mercer joined the Compensation Committee on December 7, 2005.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2006, Gordon A. Campbell, Bruce W. Dunlevie, Michael Homer and D. Scott Mercer served as members of the Compensation Committee of Palm's board of directors, none of whom is or has been an officer or employee of Palm or any of its subsidiaries. During fiscal year 2006 until September 28, 2005, Eric A. Benhamou, the Chief Executive Officer of Palm until October 2003, served as a member of the Compensation Committee. None of Palm's executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on Palm's board of directors or Compensation Committee. No member of Palm's board of directors is an executive officer of a company in which one of Palm's executive officers serves as a member of the board of directors or compensation committee of that company.

Through October 2004, Mr. Benhamou was the Chairman of the board of directors of PalmSource, Inc., which licenses to Palm the operating system used in its handhelds and smartphones. In December 2001, Palm entered into a software license agreement with PalmSource which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $42.5 million for the contract year ending December 2, 2006. Minimum annual royalties for the contract years after December 2, 2006 were subject to conditions that have not been met. Under the software license and source code agreement, Palm incurred expenses of $56.9 million, $46.9 million and $39.5 million during the fiscal years ended May 31, 2006, 2005 and 2004, respectively. As of May 31, 2006 and May 31, 2005, Palm had accounts payable to PalmSource of $12.9 million and $11.1 million, respectively, as a result of the software license agreement. On November 14, 2005, PalmSource was acquired by Access Co., Ltd.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. Palm agreed to pay $30.0 million in five installments due in May 2005, 2006, 2007 and 2008 and November 2008, and granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. The remaining amount due to PalmSource was $22.5 million as of both May 31, 2006 and 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 2001, Palm entered into a software license agreement with PalmSource which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $42.5 million for the contract year ending December 2, 2006. Minimum annual royalties for the contract years after December 2, 2006 were subject to conditions that have not been met. Under the software license and source code agreement, Palm incurred expenses of $56.9 million, $46.9 million and $39.5 million during the fiscal years ended May 31, 2006, 2005 and 2004, respectively. As of May 31, 2006 and May 31, 2005, Palm had accounts payable to PalmSource of $12.9 million and $11.1 million, respectively, as a result of the software license agreement. Palm's Chairman of the Board, Eric Benhamou, was also the Chairman of the Board of PalmSource through October 2004. On November 14, 2005, PalmSource was acquired by Access Co., Ltd.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. Palm agreed to pay $30.0 million in five installments due in May 2005, 2006, 2007 and 2008 and November 2008, and granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. The remaining amount due to PalmSource was $22.5 million as of both May 31, 2006 and 2005.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the board of directors has:

- reviewed and discussed the audited financial statements with Palm's management;
- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented;
- received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented; and
- discussed with the independent auditors the independent auditors' independence.

Based on such review and discussions, the Audit Committee recommended to the board of directors that the audited financial statements be included in Palm's Annual Report on Form 10-K for fiscal year 2006.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

D. Scott Mercer (Chairperson)
Gordon A. Campbell
Bruce W. Dunlevie

AUDIT AND RELATED FEES

In September 2002, the Audit Committee of Palm's board of directors adopted policies and procedures for pre-approving all audit and permissible non-audit services performed by Deloitte & Touche LLP. Under these policies, the Audit Committee pre-approves the use of audit and specific permissible audit-related and non-audit services up to an aggregate dollar limit. All such audit, audit-related, tax and non-audit services provided to Palm by Deloitte & Touche, LLP since September 2002 have been pre-approved by the Audit Committee in accordance with its policies and procedures.

The following table sets forth the audit and related fees for services provided to Palm by Deloitte & Touche LLP for fiscal years 2005 and 2006, respectively.

	Fiscal Year 2005	Fiscal Year 2006
Audit Fees	$2,081,000	$1,803,000
Audit-Related Fees	—	—
Tax Fees	70,000	118,000
All Other Fees	—	—
Total	$2,151,000	$1,921,000

Audit Fees

Audit fees include fees billed to Palm by Deloitte & Touche LLP for the audit of Palm's annual financial statements included in Palm's Annual Report on Form 10-K, for the review of the financial statements included in Palm's quarterly reports on Form 10-Q, for statutory audits of Palm's foreign subsidiaries, for assistance with the review of various Securities and Exchange Commission filings and for audit of Palm's internal control over financial reporting.

Audit-Related Fees

There were no audit-related fees billed to Palm by Deloitte & Touche LLP in fiscal years 2005 or 2006.

Tax Fees

Tax fees include fees billed to Palm by Deloitte & Touche LLP for tax planning and advice and tax return preparation services.

All Other Fees

There were no other fees billed to Palm by Deloitte & Touche LLP in fiscal years 2005 or 2006.

PROPOSAL NO. 2
RATIFICATION OF DELOITTE & TOUCHE LLP

The board of directors of Palm has selected Deloitte & Touche LLP as the independent public auditors of Palm for the fiscal year ending June 1, 2007. Deloitte & Touche LLP served in such capacity for fiscal year 2006. A representative of Deloitte & Touche LLP will be present at the annual meeting, will be given the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions.

Palm's bylaws do not require that the stockholders ratify the selection of Deloitte & Touche LLP as Palm's independent registered public accounting firm. However, Palm is submitting the selection of Deloitte & Touche LLP to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the board of directors and the Audit Committee of Palm in their discretion may change the appointment at any time during the year if they determine that such a change would be in the best interests of Palm and its stockholders.

Vote Required

The affirmative vote of a majority of the votes cast is required for approval of this proposal.

Recommendation of the Palm Board of Directors

The board of directors unanimously recommends a vote "FOR" ratification of the appointment of Deloitte & Touche LLP as Palm's independent public auditors for the fiscal year ending June 1, 2007.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT THE NEXT PALM ANNUAL MEETING

Proposals of Palm stockholders that are intended for inclusion in Palm's proxy statement relating to the 2007 annual meeting of the stockholders of Palm must be received by Palm at its offices at 950 W. Maude Avenue, Sunnyvale, California 94085, Attn: Corporate Secretary not later than April 26, 2007 and must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals in order to be included in Palm's proxy statement for that meeting. Stockholder proposals that are not intended to be included in Palm's proxy materials for such meeting but that are intended to be presented by the stockholder from the floor are subject to the advance notice procedures described below under "Transaction of Other Business at the Palm Annual Meeting."

TRANSACTION OF OTHER BUSINESS AT THE PALM ANNUAL MEETING

At the date of this proxy statement, the only business that the board of directors of Palm intends to present or has received notice that others will present at the annual meeting is as set forth above. If any other matter or matters are properly brought before the annual meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

Any stockholder may present a matter from the floor for consideration at a meeting so long as certain procedures are followed. Under Palm's bylaws, as amended, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, Palm not later than 90 days prior nor earlier than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders (under the assumption that each succeeding annual meeting of stockholders will occur no more than

30 days before or after the anniversary date of the most recent annual meeting of stockholders). In the case of the 2007 annual meeting of stockholders, notice must be delivered to, or mailed and received by, Palm by July 7, 2007. Any notice of a stockholder proposal received by Palm after such date will be considered untimely. The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting; (b) the name and address, as they appear on Palm's books, of the stockholder proposing such business; (c) the class and number of shares of Palm that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

DELIVERY OF DOCUMENTS TO PALM STOCKHOLDERS SHARING AN ADDRESS

Certain Palm stockholders who share an address are being delivered only one copy of this proxy statement and Palm's 2006 annual report unless Palm or one of its mailing agents has received contrary instructions.

Upon the written or oral request of a Palm stockholder at a shared address to which a single copy of this proxy statement and 2006 annual report were delivered, Palm will promptly deliver a separate copy of such documents to the requesting Palm stockholder. Written requests should be made to Palm, Inc., Attention: Investor Relations, 950 W. Maude Avenue, Sunnyvale, California 94085 and oral requests may be made by calling Investor Relations of Palm at (408) 617-7300. In addition, Palm stockholders who wish to receive a separate copy of Palm's proxy statements and annual reports in the future should notify Palm either in writing addressed to the foregoing address or by calling the foregoing telephone number.

Palm stockholders sharing an address who are receiving multiple copies of Palm's proxy statements and annual reports may request delivery of a single copy of such documents by writing Palm at the address above or calling Palm at the telephone number above.

VOTING BY INTERNET OR TELEPHONE

For shares of common stock that are registered in the name of the stockholder directly with Computershare Investor Services LLC, you may vote in person, by returning the enclosed proxy card or by Internet or telephone. Specific instructions to be followed by any registered stockholder interested in voting by Internet or telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that stockholders' instructions have been properly recorded.

For shares of common stock that are beneficially owned by a stockholder and held in "street name" through a bank or brokerage (if such stockholder's shares are registered in the name of a bank or brokerage), the stockholder may be eligible to vote such shares electronically by Internet or telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program, which provides eligible stockholders who receive a paper copy of Palm's proxy statement and annual report the opportunity to vote by Internet or telephone. If your bank or brokerage firm is participating in ADP's program, your voting form from the bank or brokerage will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed, postage paid envelope provided.

Stockholders voting via the Internet or telephone should understand that there may be costs associated with Internet or telephone access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

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ANNEX A

Palm, Inc.
Charter of the Audit Committee
of the Board of Directors

(Amended and Restated Effective as of February 9, 2006)

proxy

Purpose

The purpose of the Audit Committee (the "Audit Committee") of the Board of Directors (the "Board of Directors") of Palm, Inc. (the "Company") shall be to: (a) oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company; (b) assist the Board of Directors in oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the registered public accounting firm's qualifications, independence and performance, and (iv) the Company's internal accounting and financial controls; (c) prepare the report that the rules of the Securities and Exchange Commission ("SEC") require to be included in the Company's proxy statement for the annual meeting of the Company's stockholders; (d) provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom; and (e) provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors. In addition, the Audit Committee will undertake those specific responsibilities listed below and such other duties or responsibilities as the Board of Directors may from time to time prescribe.

Membership

The Audit Committee shall be composed of at least three directors of the Company. The members of the Audit Committee will be appointed by the Nominating and Governance Committee of the Board of Directors and will serve at the discretion of the Board of Directors. The members of the Audit Committee are to be independent as determined in accordance with applicable law, including the Sarbanes-Oxley Act of 2002 (the "Act") and the rules and regulations of the SEC promulgated thereunder, and the rules of the Nasdaq Stock Market, except as otherwise permitted by applicable law and the rules of the Nasdaq Stock Market. No member of the Audit Committee may have participated in the preparation of the financial statements of the Company or any of the Company's current subsidiaries during the preceding three years. In addition, in accordance with the rules of the Nasdaq Stock Market, each member of the Audit Committee must be able to read and understand fundamental financial statements (including a company's balance sheet, income statement and cash flow statement), and at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, such as a current or past position as a chief executive officer or chief financial officer or other senior officer with financial oversight responsibilities, that results in the member's financial sophistication. At least one member of the Audit Committee shall be an "audit committee financial expert" (as such term is defined by SEC rules).

Responsibilities

The responsibilities of the Audit Committee shall include the following:

1. Review the Company's internal audit plan, the results of each internal audit, and review the appointment and replacement of the senior internal auditing executive.
2. Review the registered public accounting firm's proposed audit scope, approach and independence.
3. Appoint, compensate, retain, oversee, determine the funding for, evaluate and, where appropriate, replace the registered public accounting firm (including attempting to resolve disagreements between management and the registered public accounting firm) engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services and to comply with Section 301 of the Act and the rules and regulations promulgated by the SEC thereunder. Such registered public accounting firm shall report directly to the Audit Committee.

4. Pre-approve all audit and permissible non-audit services provided to the Company by the registered public accounting firm (or subsequently approve and ratify non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the hiring and firing of the registered public accounting firm, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the registered public accounting firm.

5. Review the results of each audit, including any qualifications of the registered public accounting firm's opinion, any related management letter, any significant suggestions for improvements to management by the registered public accounting firm, management's responses to recommendations made by the registered public accounting firm in connection with the audit, reports submitted to the Audit Committee by the internal auditing department that are material to the Company as a whole, and management's responses to those reports.

6. Review and evaluate the senior members of the registered public accounting firm's team, in particular, the lead audit and reviewing partners.

7. Establish a policy regarding the hiring of current or former employees of the registered public accounting firm.

8. Review on a continuing basis the adequacy and effectiveness of the Company's system of internal control over financial reporting, including meeting periodically with the Company's management and the registered public accounting firm to review the adequacy and effectiveness of internal control over financial reporting and to review, before release, the disclosure regarding internal control over financial reporting required under SEC rules to be contained in the Company's periodic reports and the attestations or reports by the registered public accounting firm relating to such disclosure.

9. Review the adequacy and effectiveness of the Company's disclosure controls and procedures, including meeting periodically with the Company's management to review the adequacy and effectiveness of such controls.

10. Consider major changes and other major questions of choice regarding the appropriate auditing and accounting principles and practices to be followed when preparing the Company's financial statements.

11. Review the procedures employed by the Company in preparing published financial statements and related management commentaries.

12. Oversee and review the Company's risk assessment and risk management policies and major risk exposures.

13. Take appropriate action to oversee the independence of the registered public accounting firm. At least annually, (i) obtain a formal written statement from the registered public accounting firm setting forth all relationships between the registered public accounting firm and the Company and any other relationships that, in the registered public accounting firm's judgment, may reasonably be thought to bear on independence, consistent with Independence Standards Board Standard No. 1 and (ii) actively engage in a dialogue with the registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the registered public accounting firm.

14. Direct the registered public accounting firm to review, before filing with the SEC, the Company's interim and annual financial statements included in Quarterly and Annual Reports on Form 10-Q and Form 10-K, using professional standards and procedures for conducting such reviews.

15. Review any reports submitted by the registered public accounting firm, including the report relating to (i) all critical accounting policies and practices used, (ii) all alternative treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative

disclosures and treatments, and the treatment preferred by the registered public accounting firm, and (iii) other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

16. At least annually, obtain and review a report by the registered public accounting firm describing the registered public accounting firm's internal quality control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the registered public accounting firm's firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the registered public accounting firm, and any steps taken to deal with any such issues.

17. Review earnings press releases and generally discuss earnings press releases as well as financial information and earnings guidance, paying particular attention to the use of "pro forma" or "adjusted" non-GAAP financial information.

18. Oversee compliance with SEC requirements for disclosure of the registered public accounting firm's services and audit committee members, member qualifications and activities.

19. Discuss with the registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented.

20. Review and discuss with management and the registered public accounting firm the annual audited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation," prior to filing with the SEC the Company's Annual Report on Form 10-K in which they are included.

21. Review and discuss with management and the registered public accounting firm the quarterly unaudited financial statements and review the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation" prior to filing with the SEC the Company's Quarterly Reports on Form 10-Q in which they are included.

22. Provide a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulation S-K and Item 7(d)(3) of Schedule 14A.

23. Serve as a channel of communication between the registered public accounting firm and the Board of Directors and between the senior internal auditing executives and the Board of Directors.

24. Report to the Board of Directors on the Audit Committee's review of the Company's financial statements and any disagreements or significant disputes between management and the registered public accounting firm that arose in connection with the preparation of those financial statements.

25. Oversee the Company's policies and procedures regarding compliance with law (including the Foreign Corrupt Practices Act) and with significant corporate policies and make recommendations to the Board of Directors concerning these matters.

26. Meet periodically with management to provide guidance concerning major capital expenditures, infrastructure investments, financial strategies and special projects and other significant financial matters.

27. Review, approve and monitor the Company's standards and code of ethics and similar standards and codes of conduct.

28. Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements.

29. Oversee and review the Company's policies regarding information technology and management information systems.

30. If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

31. Establish and oversee procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
32. Review and approve all related party transactions for which audit committee approval is required by applicable law or the rules of the Nasdaq Stock Market.
33. Perform such other duties as may be requested by the Board of Directors.

Annual Review

The Audit Committee shall annually review and assess the adequacy of its own charter (including the structure, processes and membership requirements of the Audit Committee) and recommend any proposed changes to the Board of Directors for approval. In addition, the Audit Committee shall annually review its own performance.

Meetings

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately, at least quarterly, with each of management, the internal auditors and the registered public accounting firm.

Outside Advisors

The Audit Committee shall have the authority to engage independent counsel and other advisors, as it deems necessary to carry out its duties. The Company shall provide for the appropriate funding, as determined by the Audit Committee, for payment of: (i) compensation to any such counsel and other advisors engaged by the Audit Committee; (ii) compensation to the registered public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Minutes

The Audit Committee will maintain written minutes of its meetings.

Reports

The Audit Committee will make regular reports to the Board of Directors with respect to its activities.

Compensation

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include, without limitation, retainers, per meeting fees and fees for service as Chair of the Audit Committee. Fees may be paid in such form of consideration as is determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof or as Chairman of the Board of Directors or Chair of any committee of the Board of Directors.

Delegation of Authority

The Audit Committee may form and delegate authority to subcommittees when appropriate. In addition, the Audit Committee may delegate to one or more designated members of the Audit Committee who are independent directors the authority to pre-approve any transaction for which such delegation is permissible under applicable law and the rules of the Nasdaq Stock Market, provided that such pre-approval decision is subsequently presented to the full Audit Committee at its scheduled meetings.

Palm, Inc.

Annual Report
For the Fiscal Year Ended May 31, 2006*

Table of Contents

	Page
Business	3
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Selected Financial Data	15
Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Quantitative and Qualitative Disclosures About Market Risk	34
Financial Statements	36
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	69
Controls and Procedures	69

* Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31.

annual report

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

We may make statements in this Annual Report, such as statements regarding our plans, objectives, expectations and intentions that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are identified by the words "believes," "expects," "anticipates," "estimates," "intends," "strategy," "plan," "may," "will," "would" and similar expressions and include, without limitation, statements regarding our intentions, expectations and beliefs regarding mobile computing solutions and the mobile computing market, our leadership position in mobile computing, our market share, our ability to grow our business, revenue and operating income, our corporate strategy, developing market-defining products, growth in the smartphone market, capitalizing on industry trends and dynamics, our platform strategy, the impact of wireless technology, increasing the adoption of smartphones, the domestic and international market opportunity available to us, international, political and economic risk, market demand for our products, our ability to differentiate our products, attract new customers and drive the upgrade cycle by consumers, pricing for our products, competition and our competitive advantages, our ability to build our brand and consumers' awareness of our products, the resources that we and our competitors devote to development, promotion and sale of products, our expectations regarding our product lines, our product mix, our ability to broaden and expand our wireless carrier relationships, our ability to cause application providers to provide applications for our products, royalty obligations, repair costs, rights of return, rebates and price protection, our forecasted product and manufacturing requirements, backlog for our products, seasonality in sales of our products, the adequacy of our properties, facilities and operating leases and our ability to secure additional space, realization of our domestic deferred tax assets, recoverability of net deferred tax assets, reversal of our deferred tax asset valuation allowance, utilization of our net operating loss and tax credit carryforwards, our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements, dividends, our tax strategy, sales of securities under our universal shelf registration statement and the use of proceeds therefrom, the impact of stock option expensing rules and methods and other accounting pronouncements on our results, our use of options, restricted stock and performance shares, our operating results, concentration of our credit risk, the collectability of accounts receivable and legal proceedings by and against us. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" on page 14 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 28, 2006. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of our Annual Report on Form 10-K.

BUSINESS

Business Summary

Palm, Inc. is a leading provider of mobile computing solutions. Our leadership is the result of creating devices that make it easy for end users to manage and communicate with others in their lives, to access and share their most important information and to avail themselves of the power of computing wherever they are. We design our devices to appeal to consumer, professional, business, education and government users around the world. We currently offer Treo™ smartphones as well as handheld computers, add-ons and accessories. We distribute these products through a network of wireless carriers and retail and business distributors worldwide.

Palm was founded on two fundamental beliefs: the future of personal computing is mobile and the mobile computing solutions that we create should deliver a powerful computing experience in a simple and intuitive manner. Ten years after we introduced our first product, these beliefs remain the driving tenets of our business.

annual report

Corporate Background

We were incorporated in 1992 as Palm Computing, Inc. In 1995, we were acquired by U.S. Robotics Corporation. In 1996, we sold our first handheld computer, quickly establishing a significant position in the handheld computing industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced its intent to separate our business from 3Com's business to form an independent, publicly traded company. In preparation for that spin-off, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. In March 2000, Palm sold shares in an initial public offering and concurrent private placements. In July 2000, 3Com distributed its remaining shares of Palm common stock to 3Com stockholders.

In December 2001, Palm formed PalmSource, Inc., or PalmSource, a stand-alone subsidiary for its operating system business. On October 28, 2003, Palm distributed all of the shares of PalmSource common stock held by Palm to Palm stockholders. On October 29, 2003, we acquired Handspring, Inc. and changed our name to palmOne, Inc., or palmOne.

In connection with our spin-off of PalmSource, Palm Trademark Holding Company, LLC was formed to hold all trade names, trademarks, service marks and domain names containing the word or letter string "palm". In May 2005, we acquired PalmSource's interest in the Palm Trademark Holding Company, LLC, including the Palm trademark and brand. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. In July 2005, we changed our name back to Palm, Inc., or Palm. We are based in Sunnyvale, California and conduct operations worldwide through our subsidiaries.

In reviewing our historical financial information, including all historical information presented in this Form 10-K, investors should be aware that our historical results of operations include results from PalmSource as discontinued operations through October 28, 2003, the date of the PalmSource spin-off, and do not include the results of operations of Handspring until October 29, 2003, the date of acquisition. As such, the results are not strictly comparable year to year. Please refer to Notes 3 and 4 to consolidated financial statements for a more detailed description.

Corporate Strategy

Our objective is to be the leader in mobile computing. To achieve this objective, we focus on the following strategies:

- *Develop market-defining products that deliver a great user experience.* We have a track record of innovation and creating new product categories. Customer requirements and user experience drive our product design and development. We revolutionized handheld computing in 1996 with the launch of the Pilot—the "connected organizer"—that allowed users to synchronize their calendar and contact list

with a personal computer. We set the standard in smartphones with the Treo product, which merges a full feature cellular telephone with a QWERTY/AZERTY keyboard-based computer to provide communication, computing and multimedia applications in a single, compact form factor. We have developed a wide range of software on top of industry standard operating systems that deliver sophisticated computing and communications applications which are easy to understand and use. In 2006, we launched the Treo 700w with our hallmark innovation and unique user experience on top of the Windows Mobile operating system, or OS. From the original Pilot to today's Treo smartphones and our handheld computers, we have maintained a leading position in our target markets by focusing on the customer and innovation.

- *Provide a choice of industry standard platforms.* We have adopted a multi-platform approach to our product offerings, rather than pushing limited proprietary solutions. We provide our Treo customers with our customized versions of both the Palm OS and Microsoft's Windows Mobile OS. Similarly, we offer our mobile device users a wide range of e-mail solutions, including Good Technology's GoodLink, Intellisync, Microsoft's Exchange ActiveSync, Seven and Visto, and we make Blackberry Connect available to our customers. We also offer our smartphone products on a wide range of carrier networks, including Global System for Mobile Communications/General Packet Radio Service, or GSM/GPRS, enhanced data GSM evolutions, or EDGE, Code-Division Multiple Access, or CDMA, and 3G networks such as evolution data optimized, or EvDO.
- *Differentiate our products through software and applications.* We focus a significant amount of our resources on expanding our offerings of world-class smartphone products. The smartphone market is growing but highly competitive. We bring a unique perspective to this market—combining mobile computing and communications capabilities. We have been able to differentiate our products through customization of the operating systems we incorporate and by designing unique computing and communications applications on top of those operating systems. We also work closely with application providers to optimize our device platforms for new mobile applications, such as those involving email, messaging, office documents, mapping, global positioning systems, or GPS, digital photos, video, music and high bandwidth data applications. By seamlessly integrating these applications into our products and using our software expertise, we enhance the total user experience. We intend to capitalize on the trend towards increasingly converged devices by differentiating our products and driving an upgrade path for the millions of people who already own a mobile computing device.
- *Expand global presence.* The strong position we have established in the U.S. smartphone market positions us well to expand our presence in international markets. To support these efforts, we are bolstering our research and development and sales and marketing efforts in regions outside the U.S. In fiscal year 2006, we opened a research and development center in Ireland to enhance the design of our smartphones for the European market.
- *Build a brand synonymous with delightful mobile computing.* The Palm brand has widespread recognition and linkage with mobile computing devices. We intend to build end-users' awareness of our products and our brand by focusing on customer connections, a positive out-of-the-box experience and quality products. In addition, we strive to enhance our brand through marketing, public relations and community involvement. We believe that developing a strong Palm brand is key to product differentiation and market leadership.

Products and Services

We sell products in two product lines: Treo smartphones and Palm, Tungsten and LifeDrive handheld computers. Our product lines span the mobile computing device market. They provide a wide range of business productivity tools and entertainment applications designed for business professionals and enterprise users as well as entry-level and digital media enthusiast consumers.

Our products are differentiated in terms of price, design, functionality and software applications that are delivered with the device. All of our products incorporate our hallmark of powerful simplicity, including

instant-on, single-handed control and one-touch access to the most frequently used applications, and non-volatile, flash memory that protects stored data even if the charge and power run out. All of our products run on either the Palm OS or the Microsoft OS and include data synchronization technology (HotSync), enabling the device to synchronize with desktop applications such as Microsoft Outlook, and an infrared port for exchanging information between devices. Organizer software is also standard in all of our products, including an address book, date book, clock, to do list, memo pad, note pad and calculator. Other features that can be found in some of our products include:

- wireless communication capabilities, such as Bluetooth, wireless fidelity, or WiFi, CDMA and/or GSM, to enable messaging, email, web browsing and wireless ActiveSync, and telephone communications;
- multimedia features, allowing users to capture and view photos, capture and view video clips, watch feature length movies and listen to MP3 music;
- a secure digital/multimedia card, or SD/MMC, slot for stamp-sized expansion cards for storage, content and input/output devices; and
- productivity software, such as DataViz's Documents to Go which allows users to create, view and edit Microsoft Word and Excel files and view and share PowerPoint presentations.

Treo Smartphones

Treo smartphones seamlessly combine a full-featured mobile phone, wireless data applications, such as email, messaging and web browsing, multimedia features and productivity software in a small, compact, yet easy-to-use device that simplifies both business and personal life by integrating applications typically included in separate devices into one device. We design Treo smartphones for individuals who would otherwise carry multiple devices such as a cell phone, a laptop or a handheld computer. We customize our Treo smartphones for carrier networks in markets around the world, such as Cingular, Sprint Corporation and Verizon Wireless in the United States and Bell Mobility, Orange, Rogers, Telecom New Zealand, Telcel, Telefonica, and Telecom Italia Mobile, or TIM, internationally. We also offer non-customized versions of some of our Treo smartphone lines through carriers and other distributors worldwide. We currently offer the Treo 650, 700w and 700p families of smartphones.

The Treo 650 was introduced in November 2004. It runs on the Palm OS and is available in a dual-band CDMA version and a quad-band GSM version, with the enhancement EDGE. As is standard with all of our Treo smartphones, the Treo 650 continues the legacy of Palm's distinctive QWERTY/AZERTY and numeric keyboard and five way navigator for ease of use with one hand.

The Treo 700w was introduced in January 2006. It runs on the Windows Mobile 5.0 Pocket PC edition OS version of the Microsoft Mobile OS that we have uniquely customized and is designed to take advantage of EvDO data speeds on broadband wireless networks. The Treo 700w includes a touch screen and push e-mail technology and allows users to open and view e-mail attachments.

The Treo 700p was introduced in May 2006. It runs on a version of the Palm OS that we have uniquely customized and is designed to take advantage of EvDO data speeds on broadband wireless networks. The Treo 700p introduces the ability to use a Treo as a broadband modem for laptop computers, streaming audio and video and high-speed browsing of non-mobile websites.

Handheld Computers

The Palm, Tungsten and LifeDrive handheld computers craft advanced technologies into pocketable solutions that provide efficient personal information management, or PIM, and mobile computing and media experiences for entry-level consumers, mobile professionals and serious business users. We currently offer the Palm Z22, Tungsten E2, Palm TX and LifeDrive handheld computers.

The Palm Z22 was introduced in October 2005. The Z22's mix of price, functionality and performance allows us to expand our available market to new users, as indicated by our user registration data. We believe that by making an entry-level product such as the Z22 available, we are driving the early adoption of mobile computing devices by consumers who would not otherwise own such a device. This increases revenue and the potential for future upgrade purchases as end users become accustomed to mobile computing technology and demand additional functionality.

The Tungsten E2 was introduced in April 2005 and is a successor to the original Tungsten E. It is intended for cost-conscious professionals who require robust power and performance.

The Palm TX was introduced in October 2005 and is a successor to the Tungsten T5. It is designed for professionals and business users who require versatile mobile computing and storage capacity as well as premium power and performance. The Palm TX offers wireless capability using Bluetooth and WiFi and the ability to store, create, edit and view Microsoft Word, Excel, PowerPoint and other Windows-compatible files with DataViz Documents to Go.

LifeDrive was introduced in May 2005, expanding the capabilities and functionality of classic handheld computing devices and, by providing hard drive memory and increased storage capacity, permitting users to more fully take advantage of the trend towards digitization of content. LifeDrive was developed for digital media enthusiasts, mobile professionals and business users. In LifeDrive, Palm pioneered software innovations that now appear in many Palm products, such as drive mode, non-volatile flash memory and multi-media software.

Add-ons and Accessories

We offer add-ons and accessories to enhance the end user's smartphone and handheld computer experience, including portable keyboards, SD/MMC expansion cards for storage and content, modems and carrying cases. In addition, we provide the ability to purchase and download software applications through a link on our Palm.com website.

Competition

Competition in the mobile computing device market is intense and characterized by rapid change and complex technology. The principal competitive factors affecting the market for our mobile computing devices are access to sales and distribution channels, price, styling, usability, functionality, features, operating system, brand, marketing, availability of third-party software applications and customer and developer support. Our devices compete with a variety of mobile devices, including pen- and keyboard-based devices, mobile phones, converged voice/data devices, sub-notebooks and personal computers.

Our principal competitors include: mobile handset and smartphone manufacturers such as High Tech Computer, or HTC, Motorola, Nokia, Research in Motion, Samsung and Sony-Ericsson; computing device companies such as Acer, ASUSTek, BenQ, Dell, Hewlett-Packard, Medion and MiTac; consumer electronics companies such as Garmin, NEC, Sharp Electronics and Yakumo; and a variety of early-stage technology companies.

Some of these competitors, such as HTC, produce smartphones as carrier-branded devices in addition to their own branded devices. As technology advances, we also expect to compete with mobile phones without branded operating systems that synchronize with personal computers, as well as ultramobile personal computers and laptop computers with wide area network or data cards and voice over IP, or VoIP, and WiFi phones with VoIP.

In addition, our devices compete for a share of disposable income and enterprise spending on consumer electronic, telecommunications and computing products such as MP3 players, Apple's iPods, media/photo views, digital cameras, personal media players, digital storage devices, handheld gaming devices, GPS devices and other such devices.

We believe we compete favorably with respect to some or all of the competitive factors affecting the mobile computing device market, which is reflected by our greater installed base of mobile computing users, leading handheld computing market share, growing share of the smartphone market and strong brand recognition.

Sales and Marketing

We sell our products to wireless carriers, distributors, retailers, e-tailers and resellers through our sales force, and directly to end users through our web site at *www.palm.com* and our Palm retail stores in the United States.

For our smartphone products, wireless carriers collectively represent our largest sales channel, particularly in the United States. We also sell smartphones through distribution partners, particularly in Asia Pacific, Canada, Europe and Latin America where the distributors may customize our products for each country or region. In each of our product and geographic markets, there is significant concentration of revenue through channel providers that reach a majority of our end users. These major carriers and retailers have a strong influence over the visibility and promotion of our products as well as co-marketing dollars. In the case of smartphones, our end users rely on carriers for access and the quality, price and services that those carriers offer. These end-users often choose their phones based on what their chosen carrier offers. We have worked to develop strong relationships with a variety of wireless carriers around the world. Some of our carrier relationships include Alltel, Cingular, Sprint and Verizon in the United States, Bell Mobility, Rogers and Telus in Canada, Orange, movistar ES and TIM in Europe, Telefonica, Telcel and Vivo in Latin America and New Zealand Telecom and Singtel Group in the Asia Pacific region. We work with carriers in different ways, depending on each carrier's unique situation and requirements. Some of these relationships include co-development, product customization for the carrier's network, systems integration or joint marketing and sales. Other carriers typically purchase non-customized Treos either from us directly or from a Palm distributor. In addition, most of our carrier partners offer end-user rebates of our smartphones that benefit the sale and marketing of our products. We have dedicated carrier account teams for our largest carrier customers by region. These teams are responsible for selling our products to those carriers and ensuring certification on those carriers' networks. These teams also provide sales, training, marketing and technical support to help those carriers sell Treos through their retail, distribution and enterprise channels.

For our handheld computing products in the United States, retailers represent our largest sales channel and include national and regional office supply stores, computer superstores and consumer electronics retailers. Distributors represent our second largest United States sales channel and generally sell to both traditional and Internet retailers and resellers, including enterprise and education resellers. Internationally, we sell our products primarily through distributors. We have over 100 international distributors covering Europe, Latin America, Canada, Asia Pacific, the Middle East and South Africa. These distributors sell primarily to retailers and resellers.

To capitalize on the opportunity to sell our portfolio of mobile computing products to business customers, we have sales teams dedicated to enterprise sales. Our carrier dedicated teams and solutions dedicated teams educate and train carriers' and other distributors' business-to-business representatives on the Treo's advantages as well as work with enterprise customers directly.

We use our Palm.com webstore as a direct sales channel to sell our products and third-party products, focusing particularly on our existing customer base. We accomplish this through e-marketing campaigns and product bundles. When we sell a Treo smartphone through our website, we may have the opportunity to earn bounties from carriers if the Treo smartphone customer also purchases a voice or data plan. We also offer a wide array of software titles on the Software Connection website which can be accessed from the Palm.com webstore.

We build awareness of our products and brands through select Palm marketing and cooperative marketing with carriers and other distributors in: mass-media advertising, targeted advertising, product placements, public

relations efforts, in-store promotions and merchandising, retail advertising and online. We engage in direct marketing through mailings, email and promotions to users in our customer database. Our Palm retail stores are generally located in major airports and shopping malls in the United States to target mobility-conscious end users. We also receive feedback from our end users and our channel customers through market research. We use this feedback to refine our product development efforts and to develop strategies for marketing our products.

Customers

In fiscal years 2006, 2005 and 2004, our largest customers represented the following percentages of consolidated revenues, respectively:

- Verizon Wireless represented 30%, 9% and 0%;
- Sprint Corporation represented 14%, 11% and 7%;
- Cingular represented 11%, 11% and 3%; and
- Ingram Micro represented 8%, 12% and 15%.

Cingular, Sprint Corporation and Verizon Wireless are wireless carriers. Ingram Micro is a distributor of our products.

Customer Service and Support

For our smartphone products, our carrier partners generally handle first line support which we supplement. For our handheld computing products and for first line support for some carriers and for all escalation support, we provide customer support through outsourced service providers as well as our internal customer service personnel.

Individual customers have access to an Internet-based repository for technical information and troubleshooting techniques. They also can obtain support through other means such as the Palm website, web forums, email and telephone support.

We warrant that our products will be free of defect for 90 to 365 days after the date of purchase, depending on the product. In Europe we are required by law in some countries to provide a two-year warranty for certain defects. We contract with third parties to handle warranty repair.

Research and Development

Our products are initially conceived, designed, developed and implemented through the collaboration of our internal engineering, marketing and supply chain organizations. We focus our product design efforts on both improving our existing products and developing new products. We intend to continue to employ a customer-focused design approach to provide innovative products that respond to and anticipate customer needs for functionality, mobility, simplicity, style and ease of use.

We either create internally or license from third parties technologies required to support product development. Our internal staff includes engineers of many disciplines, including software engineers, electrical engineers, mechanical engineers, radio specialists, quality engineers, manufacturing process engineers and user interface design specialists. Once a product concept is initiated and approved, we create a multi-disciplinary team to complete the design of the product and transition it into manufacturing. We often utilize Original Design and Manufacturers, or ODMs, to design, develop and manufacture our products, after we have internally completed product definition. All of our hardware is developed and manufactured by a limited number of ODMs.

Although hardware is the most visible aspect of our products, we provide most of the value to our products through software development and integration of the software with the hardware. This software development is aimed at enhancing and extending the platform software and integrating and innovating on application software functionality.

All of our devices must receive approval from relevant governmental agencies, such as the Federal Communications Commission, or FCC, in the U.S. Our Treo smartphones also typically are required to pass individual carrier certification requirements before they may be operated on a carrier's network. In addition, our GSM communicators must receive certification from the Global Certification Forum, or GCF, and/or from the PCS Type Certification Review Board, or PTCRB, and our CDMA communicators must receive certification from the CDMA Development Group, or CDG. We have established an internal certification team and carrier certification processes, including early testing, to facilitate our ability to meet these certification and standards requirements.

Most of internal research and development is based at our headquarters in Sunnyvale, California. We also operate research and development facilities in Andover, Massachusetts and San Diego, California. In addition, to foster our international expansion, we opened a research and development facility in fiscal year 2006 located in Dublin, Ireland that is focused on our products for the European market.

Our research and development expenditures totaled $136.0 million, $89.8 million and $69.4 million in fiscal years 2006, 2005 and 2004, respectively.

Manufacturing and Supply Chain

We outsource the manufacturing of our products to third-party manufacturers. This outsourcing extends from prototyping to volume manufacturing and includes activities such as material procurement, final assembly, test, quality control and shipment to distribution centers. Currently the majority of our products are assembled in China and Taiwan by a limited number of ODMs. We also have entered into an agreement with a third party manufacturer to manufacture our products in Brazil for distribution in Brazil. Distribution centers are operated on an outsourced basis in North Carolina, Ireland and Hong Kong. In some cases, our ODMs ship products directly to our carrier customers' distribution centers.

The components that make up our products are purchased from various vendors, including key suppliers such as Intel, which supplies microprocessors, Qualcomm and Broadcom, which supply radio components, and Sony and Sharp, which supply displays. Some of our components, including radio modules, power supply integrated circuits, cameras and certain discrete components, are currently supplied by sole source suppliers.

We are subject to various environmental and other regulations governing product safety, materials usage, packaging and other environmental impacts in the various countries where our products are sold. Our products are subject to laws and regulations restricting the use of certain potential environmentally sensitive materials and require us to assume responsibility for collecting, treating, recycling and disposing of our products when they have reached the end of their useful life. For example, in Europe, these restrictions include the Restrictions on certain Hazardous Substances on electrical and electronic equipment, or RoHS.

Backlog

Most carriers purchase our smartphones through negotiated contracts, each of which is unique. Generally, the terms of sale include purchase commitments up front if a carrier requires smartphones that are customized to its network. Carrier purchase terms vary, however cancellations are generally limited and may carry penalties. Typically, smaller carriers purchase non-customized product through distributors.

Orders for our handheld computing products are generally placed on an as needed basis, and products are shipped as soon as possible after receipt of an order, usually within one to four weeks. Handheld computing product orders may be cancelled or rescheduled by the customer without penalty. Consequently, we rarely carry backlog on our handheld products unless we are in a new product launch period and have constrained supply.

The backlog of firm orders on our smartphone products was $120.6 million as of May 31, 2006, compared to $213.8 million as of May 31, 2005 and $86.0 million as of May 31, 2004.

Seasonality

To date, we have not seen meaningful seasonal variations in customer demand for Treo smartphones. This lack of seasonality contrasts with our experience of selling handheld computers due to three factors. First, the smartphone category has been growing rapidly which may mask any potential seasonality. Second, smartphone sales volumes are influenced by carrier adoption and the release and timing of specific carrier versions which could occur at any time during the fiscal year. Third, our smartphones are sold at higher prices than handheld computers and holiday seasonality typically affects demand for lower priced products.

As our product mix has shifted from primarily handheld computers to primarily smartphones, we have been affected less by seasonality. Our handheld computing lines have historically been affected by seasonality, with associated revenues generally sequentially higher in the second quarter of our fiscal year, as distributors and retailers purchase product in anticipation of the December holiday selling season. We also have historically experienced smaller positive effects on revenue in the first and fourth quarters of our fiscal year, as distributors and retailers purchase product in anticipation of the back-to-school and the Father's Day and graduation selling seasons, respectively. The timing of our new product launches also contributes to fluctuations in our revenue. While we historically introduced new handheld computing products in the fall and in the spring, which historically contributed to higher revenue in the second and fourth fiscal quarters, respectively, this pattern has been less pronounced with the product mix shifting to smartphones and with less frequent handheld computer introductions.

Intellectual Property

We rely on a combination of know-how, patents, trademarks, copyright as well as trade secret laws, confidentiality procedures and contractual restrictions to protect our intellectual property rights.

We file domestic and foreign patent applications to support our technology position and new product development, and we have approximately 220 patents issued to us. The patents will expire 20 years from the filing date subject to adjustment by the U.S. Patent and Trademark Office. We continue to work on increasing and protecting our rights in our patent portfolio, which is important to our value and reputation. While our patents are important to our business, our business is not materially dependent on any one patent.

Patents relating to the mobile computing industry are being issued and new patent applications are being filed with increasing regularity. As a result, there are many patents and related rights that may affect our products. In addition, new and existing companies are increasingly engaging in the business of acquiring or developing patents to assert offensively against companies such as us. This trend increases the likelihood that we will be subject to allegations and claims of infringement. We already have been named in several patent infringement lawsuits, some of which are set forth in greater detail in Item 3, Legal Proceedings. In addition, as is common in our industry, we obtain indemnification from and agree to indemnify certain third parties for alleged patent infringement.

We own, directly or indirectly, a number of trademarks, including the PALM, TREO, LIFEDRIVE, TUNGSTEN and ZIRE marks, and we have applications for registration of these marks pending in the United States and foreign jurisdictions. In connection with our acquisition of PalmSource's interest in Palm Trademark Holding Company, LLC, we provided a four-year transitional license to PalmSource for certain marks containing the word or letter string "palm", including PALM OS. This license expires in May 2009. We are working to increase and protect our rights in our trademark portfolio, which is important to our value, reputation and branding.

We also license technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from third parties with specific expertise is an effective means of expanding the features and functionality of our products, allowing us to focus on our core competencies. Our most significant licenses are the Palm OS from PalmSource, which recently was acquired by Access Co., Ltd.,

and the Windows Mobile OS from Microsoft. We also license conduit software that allows for synchronization with Microsoft Outlook, encryption technology and a variety of other application software technologies. Our Palm OS license requires the payment of royalties and maintenance and support fees to PalmSource. The license agreement extends through December 2, 2009, includes a minimum annual payment for the contract year ending December 2, 2006 and is non-exclusive.

Consistent with our efforts to maintain the confidentiality and ownership of our trade secrets and other confidential information and to protect and build our intellectual property rights, we require our employees and consultants and certain customers, manufacturers, suppliers and other persons with whom we do business or may potentially do business to execute confidentiality and invention assignment agreements upon commencement of a relationship with us and typically extending for a period of time beyond termination of the relationship.

Employees

As of May 31, 2006, we had a total of 1,103 employees, of whom 108 were in supply chain, 476 were in engineering, 347 were in sales and marketing and 172 were in general and administrative activities. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Fiscal Year End

Our fiscal year ends on the Friday nearest May 31. For presentation purposes, the periods have been presented as ending on May 31. Fiscal year 2006 contained 52 weeks, fiscal year 2005 contained 53 weeks and fiscal year 2004 contained 52 weeks.

Product Information

Palm sells products in two product lines: smartphones and handheld computers. Revenues by product line are as follows (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Revenues:			
Smartphones	$1,088,312	$ 587,740	$168,446
Handheld computers	490,197	682,670	781,208
	$1,578,509	$1,270,410	$949,654

Financial Information about Segments

The continuing business of Palm operates in one reportable segment which develops, designs and markets mobile computing devices as well as related add-ons and accessories (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Revenues	$1,578,509	$1,270,410	$949,654
Income (loss) from continuing operations	336,170	66,387	(10,215)
Loss from discontinued operations	—	—	(11,634)
Net income (loss)	336,170	66,387	(21,849)

	May 31,		
	2006	2005	2004
Total assets	$1,487,522	$ 950,032	$787,938

Financial Information about Geographic Areas

Our headquarters and most of our operations are located in the United States. We conduct our sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2006, 2005 and 2004, no single country outside the United States accounted for 10% or more of total revenues (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Revenues:			
United States	$1,203,918	$ 848,052	$573,465
Other	374,591	422,358	376,189
	$1,578,509	$1,270,410	$949,654

	May 31,		
	2006	2005	2004
Land held for sale/use, property and equipment, net (in thousands):			
United States	$ 81,295	$ 78,155	$ 78,456
Other	1,695	1,003	969
	$ 82,990	$ 79,158	$ 79,425

Available Information

We make available free of charge through our website, *www.palm.com,* our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the Securities and Exchange Commission, or SEC. These reports may also be obtained without charge by contacting Investor Relations, Palm, Inc., 950 West Maude Avenue, Sunnyvale, California 94085, phone: 1-408-617-7000, email: *investor.relations@palm.com*. Our Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials we file or furnish with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549 or may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that we file or furnish electronically with them at *http://www.sec.gov.*

Unresolved Staff Comments

None.

Properties

In July 2005, we moved into and currently utilize 287,644 square feet of leased space in Sunnyvale, California in two buildings which serve as our corporate headquarters. We lease research and development facilities in Dublin, Ireland; Andover, Massachusetts; San Diego, California and in February 2006, we entered into a five year, nine month lease for a total of 59,500 square feet near our corporate headquarters primarily for additional research and development space. We also lease sales and support offices domestically and internationally. We believe that existing facilities are suitable and adequate for our current needs and we are subleasing excess space in certain locations. If we require additional space, we believe that we will be able to secure such space on commercially reasonable terms without undue operational disruption.

We also own approximately 39 acres of land in San Jose, California which we do not plan to develop. During fiscal year 2003, we adjusted the carrying cost of the land to its then current fair market value. We have entered into an agreement for the sale of this land, which has several conditions which have not yet been met. If this sale is not completed, a future sale or other disposition of the land at less than its carrying value, or a further deterioration in market values that impacts our expected recoverable value, would result in a non-cash charge which would negatively impact our results of operations.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on the Nasdaq stock market since our initial public offering on March 2, 2000. Our stock symbol is PALM. The following table sets forth the high and low closing sales prices as reported on the Nasdaq stock market for the periods indicated, as adjusted for Palm's two-for-one stock split, effective March 14, 2006.

	High	Low		High	Low
Fiscal Year 2006			**Fiscal Year 2005**		
Fourth quarter	$24.00	$16.48	Fourth quarter	$14.42	$10.72
Third quarter	$21.50	$13.50	Third quarter	$22.30	$10.88
Second quarter	$18.13	$12.35	Second quarter	$19.88	$13.48
First quarter	$17.36	$13.26	First quarter	$20.77	$10.15

As of June 30, 2006, we had approximately 4,132 registered stockholders of record. Other than the $150 million cash dividend paid to 3Com in March 2000 from the proceeds of our initial public offering, we have not paid and do not anticipate paying cash dividends in the future.

The following table summarizes employee stock repurchase activity for the three months ended May 31, 2006:

	Total Number of Shares Purchased	Average Price Paid Per Share
March 1, 2006—March 31, 2006	12,952	$10.41
April 1, 2006—April, 30, 2006	—	$ —
May 1, 2006—May 31, 2006	823	$21.11
	13,775	$11.05

The total number of shares repurchased includes those shares of Palm common stock that employees deliver back to the Company to satisfy tax-withholding obligations at the settlement of restricted stock exercises and the forfeiture of restricted shares upon the termination of an employee. As of May 31, 2006, approximately 189,000 shares may still be repurchased. We do not have a publicly announced plan to repurchase any of our shares of registered equity securities.

SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended May 31, 2006 have been derived from our audited financial statements. This data reflects the classification of the operations of Palm's operating platform and licensing business as discontinued operations, as required under accounting principles generally accepted in the United States, as a result of the distribution of shares of PalmSource to our stockholders in October 2003. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in Items 7 and 8 of Part II of this Form 10-K. Our fiscal year ends on the Friday nearest to May 31. For presentation purposes, the periods have been presented as ending on May 31. Fiscal years 2006, 2004, 2003 and 2002 each contained 52 weeks while fiscal year 2005 contained 53 weeks.

annual report

	Years Ended May 31,				
	2006 (1)	2005 (2)	2004 (3)	2003 (4)	2002 (5)
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$1,578,509	$1,270,410	$949,654	$ 837,637	$1,004,388
Cost of revenues*	1,058,083	880,358	677,365	625,879	691,534
Operating income (loss)	105,311	77,528	(4,080)	(197,932)	(92,564)
Income tax provision (benefit)	(219,523)	14,144	6,091	222,928	(25,798)
Income (loss) from continuing operations	336,170	66,387	(10,215)	(417,855)	(65,151)
Loss from discontinued operations	—	—	(11,634)	(24,727)	(17,017)
Net income (loss)	336,170	66,387	(21,849)	(442,582)	(82,168)
Net income (loss) per share—basic:					
Continuing operations	$ 3.33	$ 0.68	$ (0.13)	$ (7.19)	$ (1.14)
Discontinued operations	—	—	(0.15)	(0.43)	(0.30)
	$ 3.33	$ 0.68	$ (0.28)	$ (7.62)	$ (1.44)
Net income (loss) per share—diluted:					
Continuing operations	$ 3.19	$ 0.65	$ (0.13)	$ (7.19)	$ (1.14)
Discontinued operations	—	—	(0.15)	(0.43)	(0.30)
	$ 3.19	$ 0.65	$ (0.28)	$ (7.62)	$ (1.44)
Shares used in computing per share amounts:					
Basic	100,818	96,971	79,373	58,138	57,280
Diluted	105,745	102,579	79,373	58,138	57,280
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 518,894	$ 362,699	$252,451	$ 204,967	$ 265,829
Working capital	452,927	231,060	142,698	133,677	245,181
Total assets	1,487,522	950,032	787,938	576,626	989,096
Current portion of long-term convertible debt	35,000	—	—	—	—
Long-term convertible debt	—	35,000	35,000	35,000	35,000
Other non-current liabilities	6,545	12,257	1,600	—	—
Total stockholders' equity	983,905	581,023	491,534	255,786	690,848

(1) Includes a $250.3 million reversal of our valuation allowance on our deferred tax assets based on our conclusion that it is more likely than not that our domestic deferred tax assets will be realized in the future and, accordingly, that it was appropriate to release the valuation allowance recorded against those deferred tax assets. In addition, fiscal year 2006 results included a $22.5 million legal settlement with Xerox Corporation and a benefit of approximately $11.7 million to cost of revenues as a result of negotiating more favorable intellectual property licensing terms than we had previously expected at May 31, 2005. See Management's Discussion and Analysis of Financial Condition and Results of Operation, Item 7 of Part II of this Form 10-K for additional details.

(2) Includes employee separation costs of $3.1 million recorded for one-time payments to certain of our employees, including our former chief executive officer, and $0.3 million associated with unvested shares of Palm restricted stock and a portion of the unvested options to purchase shares of Palm common stock that had their vesting accelerated in connection with employee separation costs.
(3) Includes results of operations of the acquired Handspring business as of October 29, 2003.
(4) Includes a $219.6 million increase in our valuation allowance to reduce our net deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. See Management's Discussion and Analysis of Financial Condition and Results of Operation, Item 7 of Part II of this Form 10-K for additional details.
(5) During fiscal year 2002, we recognized a benefit of $101.8 million because we were able to sell approximately $83.0 million of inventory that had previously been written off and we realized approximately $18.8 million from the favorable settlement of non-cancelable component commitments. In the fourth quarter of fiscal year 2001, we had recorded a $268.9 million inventory charge as a result of a sudden and significant decline in demand for our products. This excess inventory charge was calculated in accordance with our policy, which is based on inventory levels determined to be in excess of anticipated 12-month demand based upon the Company's internal sales and marketing forecasts of product demand and inventory levels in the distribution channel. During fiscal year 2002, we experienced continued customer demand for the products that had been previously written off in fiscal year 2001 and settled the component purchase commitments for less than the original amount.
* Cost of revenues includes "cost of revenues", "cost of revenues—charge (benefit) for special excess inventory and related costs" and the applicable portion of "amortization of intangible assets and deferred stock-based compensation".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and notes to those financial statements included in this Form 10-K. Our 52-53 week fiscal year ends on the Friday nearest to May 31, with each quarter ending on the Friday generally nearest August 31, November 30 and February 28. Fiscal year 2006 contained 52 weeks, fiscal year 2005 contained 53 weeks and fiscal year 2004 contained 52 weeks. For presentation purposes, the periods are shown as ending on August 31, November 30, February 28 and May 31, as applicable.

Overview and Executive Summary

Palm, Inc. is a leading provider of mobile computing solutions. Our leadership is the result of creating devices that make it easy for end users to manage and communicate with others in their lives, to access and share their most important information and to avail themselves of the power of computing wherever they are. We design our devices to appeal to consumer, professional, business, education and government users around the world. We currently offer Treo smartphones as well as handheld computers, add-ons and accessories. We distribute these products through a network of wireless carriers and retail and business distributors worldwide.

Palm was founded on two fundamental beliefs: the future of personal computing is mobile and the mobile computing solutions that we create should deliver a powerful computing experience in a simple and intuitive manner. Ten years after we introduced our first product, these beliefs remain the driving tenets of our business.

Our objective is to be the leader in mobile computing. We intend to achieve this objective by providing our customers and end users with high value products, services and support that are easy to use and that enable them to achieve a strong return on investment. Management periodically reviews certain key business metrics in order to evaluate our strategy and operational efficiency, allocate resources and maximize the financial performance of our business. These key business metrics include the following:

Revenue—Management reviews many elements to understand our revenue stream. These elements include supply availability, unit shipments, average selling prices and channel inventory levels. Revenue growth is impacted by increased unit shipments and variations in average selling prices. Unit shipments are determined by

supply availability, end-user and channel demand, and channel inventory. We monitor average selling prices throughout the product life cycle, taking into account market demand and competition. To avoid empty shelves at retail store locations and to minimize product returns and obsolescence, we strive to maintain channel inventory levels within a desired range.

Margins—We review gross margin in conjunction with revenues to maximize operating performance. We strive to improve our gross margin through disciplined cost and product life-cycle management, supply/demand management and control of our warranty and technical support costs. To achieve desired operating margins, we also monitor our operating expenses closely to keep them in line with our projected revenue.

Cash flows—We strive to convert operating results to cash. To that effect, we carefully manage our working capital requirements through balancing accounts receivable and inventory with accounts payable. We monitor our cash balances to maintain cash available to support our operating and capital expenditure requirements.

We believe the mobile computing solutions market dynamics are generally favorable to us.

- While the market for handheld computers is maturing, our leadership position and our ability to develop high quality products enable us to produce solid operating performance from this product line. Our handheld computing device product line also provides a brand and scale that can be leveraged across our entire product portfolio.
- The emerging high-speed wireless networks which enable true "always-on" connectivity are fueling the growth of the market for smartphone devices. With our computing heritage, we are able to work closely with carriers to deploy advanced wireless data applications that take advantage of their recently deployed wireless data networks.

We expect to experience revenue and operating income growth as a result of our smartphone product line. The smartphone market is in its infancy and people are just beginning to understand the personal and professional benefits of being able to access email or browse the web on a smartphone. We expect this market to expand and we expect to capitalize on this expansion.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Palm's consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, these estimates and judgments are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, royalty obligations, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* as amended, and AICPA Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition,* as amended. We recognize revenues from sales of mobile computing devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided the sales price is fixed or determinable, collection is determined to be probable and no significant obligations remain. For one of our web sales distributors, we recognize revenue based on a sell-through method utilizing information provided by the distributor. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, revenue is reduced for our

estimates of liability related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Revenue from software arrangements with end users of our devices is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post-contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in a major customer's creditworthiness or actual defaults differ from our historical experience, our actual results could differ from our estimates of recoverability.

We accrue for warranty costs based on historical rates of repair as a percentage of shipment levels and the expected repair cost per unit, service policies and our experience with products in production or distribution. If we experience claims or significant changes in costs of services, such as third-party vendor charges, materials or freight, which could be higher or lower than our historical experience, our cost of revenues could differ from our estimates.

Palm accrues for royalty obligations to other technology and patent holders based on unit shipments of its smartphone and handheld computing devices, as a percentage of applicable revenue for the net sales of products using certain software technologies or as a fully paid-up license fee, all as determined in accordance with the terms of the applicable license agreements. Where agreements are not finalized, accrued royalty obligations represent management's current best estimates using appropriate assumptions and projections based on negotiations with third party licensors. Palm has accrued royalty obligations of $35.4 million and $32.0 million as of May 31, 2006 and 2005, respectively, including estimated royalties of $30.5 million and $29.7 million, respectively, which are reported in other accrued liabilities. Fiscal year 2006 includes a benefit of approximately $11.7 million as a result of negotiating more favorable licensing terms than were expected as of May 31, 2005. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2006 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant to the period in which recorded.

Long-lived assets such as land held for sale, and property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not ultimately be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its ultimate disposition.

We evaluate the recoverability of goodwill annually during the fourth quarter of the fiscal year, or more frequently if impairment indicators arise, as required under SFAS No. 142, *Goodwill and Other Intangible Assets.* Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within our single reporting segment. A goodwill impairment loss would be recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets,* intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss would be recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),* we record liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, we accrued for restructuring costs when we made a commitment to a firm exit plan that specifically identified all significant actions to be taken. We record initial restructuring charges based on assumptions and related estimates that we deem appropriate for the economic environment at the time these estimates are made. We reassess restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and we record new restructuring accruals as liabilities are incurred.

Inventory purchases and purchase commitments are based upon forecasts of future demand. We value our inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If we believe that demand no longer allows us to sell our inventory above cost or at all, then we write down that inventory to market or write-off excess inventory levels. If customer demand subsequently differs from our forecasts, requirements for inventory write offs could differ from our estimates.

Our deferred tax assets represent the tax effects of net operating loss (NOL) carryforwards, of tax credit carryforwards and of temporary differences that will result in deductible amounts in future years if we have taxable income. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates and certain tax planning strategies. The carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value. The valuation allowance is reviewed quarterly and is maintained until sufficient positive evidence exists to support the reversal of the valuation allowance based upon current and preceding years' results of operations and anticipated profit levels in future years. If these estimates and related assumptions change in the future, we may be required to adjust our valuation allowance against the deferred tax assets resulting in additional provision (benefit) to income tax expense.

During the second quarter of fiscal year 2006, the Company determined, based on current and preceding years' results of operations and anticipated profit levels in future periods, that it is more likely than not that its domestic deferred tax assets will be realized in the future and, accordingly, that it was appropriate to release the valuation allowance recorded against those deferred tax assets. In reaching this conclusion, the Company weighed both negative and positive evidence regarding the realizability of these deferred tax assets and considered the extent to which the evidence could be objectively verified. The primary factors considered by the Company during the second quarter of fiscal year 2006 were that:

- The Company had cumulative profits before income taxes of $59.5 million for the three-year period ended with the second quarter of fiscal year 2006, excluding the effects in fiscal year 2004 of discontinued operations and the write-down of the land held for sale.
- Since the Company spun off PalmSource and acquired Handspring in the second quarter of fiscal year 2004, the Company was profitable in eight of nine quarters and had experienced cumulative profits before income taxes of $148.8 million.

In addition, the Company also considered the following factors:

- Based upon the Company's recent results of operations, as well as its internal projections, the Company expects to utilize its NOL carryforwards and tax credit carryforwards prior to their expiration over approximately the next 15-20 years.
- The Company has never had any expired operating loss carryovers in its history, and after utilization of net operating losses against the fiscal year 2005 federal taxable income, the first federal NOL carryforward scheduled to expire is in the year 2022.

- *Although the Company operates in an industry which is competitive and experiences rapid* technological change, we have operated successfully in this environment. During the previous eight quarters, we have expanded our product mix from solely handheld computing devices to include smartphones, which now comprise a majority of our revenues. We have maintained profitability and achieved year-over-year revenue growth during this period. The smartphone market is expected to continue to expand in the future and we expect to experience revenue and profit growth.

As a result, during the second quarter of fiscal year 2006, the Company released approximately $324.5 million of valuation allowance of which $16.4 million relating to previously exercised stock options was credited directly to additional paid-in capital, $81.8 million relating to net operating losses of Handspring prior to its acquisition was credited to goodwill and $226.3 million was recorded as a non-cash income tax benefit resulting in an increase in earnings.

Although the Company has determined that a valuation allowance is no longer required with respect to its domestic net operating loss carryforwards, deferred expenses and tax credit carryforwards, recovery is dependent on achieving the forecast of future operating income over a protracted period of time. As of May 31, 2006, the Company would require approximately $1 billion in cumulative future operating income to be generated at various times over approximately the next 15-20 years to realize the net deferred tax assets. Based upon the Company's results for the most recent fiscal years, it would take the Company less than 9 years to utilize its current NOL and tax credit carryforwards. Through the end of fiscal year 2006, the Company has experienced ten consecutive quarters of double-digit year-over-year revenue growth. During this period the Company's profits have also grown, which, if projected into the future, would result in utilization of current NOL and tax credit carryforwards in an even shorter number of years. The Company will review its forecast in relation to actual results and expected trends on an ongoing basis. The trends include the expected continued growth of the smartphone market. Failure by the Company to achieve its future operating income targets or negative changes to expected trends may change the assessment regarding the recoverability of the net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense and could have a significant impact on our earnings in future periods.

Our key critical accounting policies are reviewed with the Audit Committee of the Board of Directors.

Results of Operations

Comparison of Fiscal Years Ended May 31, 2006 and 2005

Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Revenues	$1,578,509	100.0%	$1,270,410	100.0%	$308,099

We derive our revenues from sales of our smartphone and handheld computing devices, add-ons and accessories. Revenues for fiscal year 2006 increased approximately 24% from fiscal year 2005. Smartphone revenue was $1.1 billion for fiscal year 2006 and increased 85% from $587.7 million for fiscal year 2005. Handheld revenue was $490.2 million for fiscal year 2006 and decreased 28% from $682.7 million for fiscal year 2005. During fiscal year 2006, net device units shipped were approximately 4,749,000 units at an average selling price of $316 per unit. During fiscal year 2005, net device units shipped were approximately 4,522,000 units at an average selling price of $265 per unit. Of this 24% increase in revenues, the increase in average selling prices contributed approximately 19 percentage points and the increase in net unit shipments contributed approximately 5 percentage points. The increase in average selling price reflects a continued shift towards smartphones during fiscal year 2006. Smartphones carry a higher average selling price than handheld computing devices. The increase in net unit shipments is due to a higher volume of smartphone unit sales primarily in the United States to our carrier partners, partially offset by a decrease in handheld unit sales.

annual report

International revenues were approximately 24% of worldwide revenues in fiscal year 2006, compared with approximately 33% in fiscal year 2005. Of the 24% increase in worldwide revenues from fiscal year 2005, approximately 28 percentage points resulted from an increase in United States revenues, partially offset by approximately a 4 percentage point decrease in international revenues. Average selling prices for our devices increased in the United States and internationally by 22% and 6%, respectively, during fiscal year 2006 as compared to fiscal year 2005. The increase in average selling prices in the United States is primarily the result of broader penetration of smartphones with carriers through increased volume to our carrier partners in the United States and due to a shift in product mix from Treo 600s to Treo 650s internationally. Net units sold increased approximately 18% in the United States and decreased approximately 18% internationally. The increase in the United States is primarily due to broader penetration of our smartphones through increased volume to our carrier partners during fiscal year 2006 as compared to fiscal year 2005, partially offset by a decrease in handheld unit sales. The decrease in net unit sales internationally is primarily the result of a decline in unit sales of our handheld units which was partially offset by an increase in smartphone unit sales.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$1,057,695	67.0%	$879,435	69.2%	$178,260
Applicable portion of amortization of intangible assets and deferred stock-based compensation	388	—	923	0.1	(535)
Total cost of revenues	$1,058,083	67.0%	$880,358	69.3%	$177,725

'Total cost of revenues' is comprised of 'Cost of revenues' and the applicable portion of 'Amortization of intangible assets and deferred stock-based compensation' as shown in the table above. 'Cost of revenues' principally consists of material and transformation costs to manufacture our products, operating system and other royalty expenses, warranty and technical support costs, freight, scrap and rework costs, the cost of excess or obsolete inventory, and manufacturing overhead which includes manufacturing personnel related costs,

depreciation, and allocated information technology and facilities costs. 'Cost of revenues' as a percentage of revenues decreased by 2.2 percentage points to 67.0% for fiscal year 2006 from 69.2% for fiscal year 2005. The decrease is primarily the result of approximately 2.6 percentage points of lower product costs due to a benefit of royalty obligations as a result of negotiating more favorable rates on certain radio technologies and a shift in our product mix towards smartphones which constituted 69% of our revenues during fiscal year 2006 compared to 46% during fiscal year 2005. In addition, we experienced reduced manufacturing division spending rates during fiscal year 2006, compared to fiscal year 2005, contributing approximately 0.4 percentage points, as a result of reduced depreciation costs as older equipment has become fully depreciated. Freight costs decreased by approximately 0.5 percentage points primarily due to a reduction in expedited shipments to customers. In addition, excess and obsolete inventory costs decreased by 0.1 percentage point due to a reduction in our provision for end-of-life products in the current year as compared to the comparable period a year ago. Partially offsetting these decreases was an increase in warranty expenses of 1.5 percentage points due to a shift in our product mix towards smartphones, which carry higher warranty costs than handheld computing devices as a percentage of their respective revenues. In addition, the increase in warranty expenses was impacted by an increase in our estimates of return rates of our earlier model smartphone and higher per unit repair costs.

The 'Amortization of intangible assets and deferred stock-based compensation' applicable to the cost of revenues decreased in absolute dollars during fiscal year 2006 compared to fiscal year 2005, due to the cancellation of restricted stock awards forfeited upon employee terminations during fiscal year 2005.

Sales and Marketing

	Years Ended May 31,				Increase/ (Decrease)
	2006	**% of Revenue**	**2005**	**% of Revenue**	
	(dollars in thousands)				
Sales and marketing	$205,138	13.0%	$170,893	13.5%	$34,245

Sales and marketing expenses consist principally of advertising and marketing programs, salaries and benefits for sales and marketing personnel, sales commissions, travel expenses and allocated information technology and facilities costs. The decrease in sales and marketing expenses as a percentage of revenues during fiscal year 2006 is primarily due to our increased revenues during the year compared to the comparable period a year ago. Sales and marketing expenses in fiscal year 2006 increased approximately 20% from fiscal year 2005 in absolute dollars primarily due to increased marketing development expenses with our carrier customers of approximately $20.9 million associated with our increased revenues. In addition, commission and employee-related expenses increased by approximately $11.3 million primarily due to an increase in our sales and marketing headcount during fiscal year 2006 by approximately 50 employees compared to the period a year ago. There were also increased product promotional programs of approximately $5.1 million and increased consulting expenses of approximately $4.1 million. The increase in consulting expense is due to the use of consulting assistance to support marketing activities until full-time employees are hired to sustain these activities. Facilities costs and allocations increased by approximately $2.4 million during fiscal year 2006 as a result of the increased headcount. These increases were partially offset by reduced direct marketing spending of approximately $9.9 million, reflecting ad campaigns that ran during fiscal year 2005 which were not repeated in fiscal year 2006 and a shift to Palm funding of carrier marketing activities.

Research and Development

	Years Ended May 31,				Increase/ (Decrease)
	2006	**% of Revenue**	**2005**	**% of Revenue**	
	(dollars in thousands)				
Research and development	$135,959	8.6%	$89,804	7.1%	$46,155

Research and development expenses consist principally of employee-related costs, third-party development costs, program materials, depreciation and allocated information technology and facilities costs. Research and

development expenses during fiscal year 2006 increased approximately 51% from the comparable period a year ago. The increase in research and development expenses as a percentage of revenues and in absolute dollars during fiscal year 2006 is primarily due to an increase in employee-related expenses of approximately $32.1 million reflecting approximately 130 additional employees hired to support our development of smartphone products and due to increased allocated information technology and facilities costs of approximately $6.4 million as a result of the increased headcount. In addition, consulting expenses increased by approximately $3.4 million to further support our smartphone development efforts until we hire full-time employees. We also experienced an increase in non-recurring engineering, data communications and project material costs of approximately $4.5 million, reflecting the development of our smartphone products.

General and Administrative

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
General and administrative	$43,481	2.8%	$40,211	3.2%	$3,270

General and administrative expenses consist of employee-related costs, travel expenses and allocated information technology and facilities costs for finance, legal, human resources and executive functions, outside legal and accounting fees, provision for doubtful accounts and business insurance costs. The decrease in general and administrative expenses as a percentage of revenues during fiscal year 2006 is primarily due to increased revenues during fiscal year 2006 as compared to fiscal year 2005. The increase in absolute dollars is primarily due to an increase in employee-related expenses of approximately $1.5 million as a result of an increase in our headcount of approximately 10 additional employees hired to support our infrastructure. In addition, professional and legal expenses increased by approximately $1.9 million, primarily resulting from defense of certain of our patent and other litigation matters.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$6,358	0.4%	$9,833	0.8%	$(3,475)

The decrease in amortization of intangible assets and deferred stock-based compensation in absolute dollars for fiscal year 2006 is primarily due to a $4.8 million decrease in amortization of intangible assets acquired in connection with the Handspring acquisition because these assets became fully amortized during the second quarter of fiscal year 2006. This decrease was partially offset by a $1.4 million increase in amortization resulting from the acquisition of the Palm brand in May 2005.

Palm accounts for awards under its employee stock plans under the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees*, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25)*, and has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related guidance.

In accordance with APB No. 25, Palm has generally recognized no compensation expense with respect to shares issued under its employee stock purchase plan and options granted at fair value to employees and directors under its stock option plans.

SFAS No. 123(R) is effective for fiscal years beginning after June 15, 2005, which is Palm's fiscal year 2007. We plan to adopt SFAS No. 123(R) using the modified prospective method, in which compensation cost is recognized beginning with the effective date: (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date that remain unvested on the effective date. We will recognize in our results of operations the compensation cost for stock-based awards issued after May 31, 2006 on a straight-line basis over the requisite service period for the entire award. For stock-based awards issued prior to June 1, 2006, we will amortize the related compensation costs using the graded-vesting method. Management currently estimates a charge to earnings before income taxes between $34 million to $38 million in fiscal year 2007 as a result of the adoption of SFAS No. 123(R).

We anticipate that we will grant additional options, restricted stock and performance shares, also known as restricted stock units, in fiscal year 2007. The fair value of these grants cannot be predicted with certainty at this time because the expense amount will depend on the timing of new grants, the number of new grants and changes in the market price or the volatility of our common stock. In fiscal year 2007, the contractual life of our stock options will be shortened to seven years from ten years for options issued on or after this date, and to the extent that the shorter life changes employees' exercise behavior, it may change the expected term of an option going forward. SFAS No. 123(R) will require us to include estimated forfeitures. Therefore, the required adoption of SFAS No. 123(R) could have a material impact on the timing of stock-based compensation expense and, based on the accuracy of estimates of future actual forfeiters, the amount of stock-based compensation expense. Any changes in these assumptions may significantly impact the stock-based compensation expenses for the future.

Legal Settlements

	Years Ended May 31,				Increase/
	2006	**% of Revenue**	**2005**	**% of Revenue**	**(Decrease)**
	(dollars in thousands)				
Legal settlements	$23,775	1.5%	$ —	— %	$23,775

In June 2006, we entered into a legal settlement with Xerox Corporation for $22.5 million, as well as an additional settlement for $1.3 million.

Restructuring Charges (Adjustments)

	Years Ended May 31,				Increase/
	2006	**% of Revenue**	**2005**	**% of Revenue**	**(Decrease)**
	(dollars in thousands)				
Restructuring charges (adjustments)	$792	— %	$(360)	— %	$1,152

Restructuring charges (adjustments) relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring charges recorded during fiscal year 2006 of $0.8 million consist of restructuring actions taken during the second quarter of fiscal year 2006 of approximately $2.1 million partially offset by a $1.3 million adjustment to restructuring actions taken in connection with the Handspring acquisition as a result of more current information regarding future estimated sublease income. Restructuring adjustments recorded during fiscal year 2005 of $0.4 million, consist of $0.1 million related to restructuring actions taken during the third quarter of fiscal year 2004 and $0.3 million related to restructuring actions taken during the third quarter of fiscal year 2003.

- The second quarter of fiscal year 2006 restructuring actions consisted of workforce reductions for approximately 20 regular employees, primarily in Europe. Restructuring charges were a result of the Company's effort to focus its international sales force on smartphone products. Cash payments of approximately $2.1 million were made related to these workforce reductions as of May 31, 2006. Cost reduction actions initiated in the second quarter of fiscal year 2006 are complete.

- The third quarter of fiscal year 2004 restructuring actions consisted of severance, benefits and other costs related to workforce reductions of approximately $5.2 million during fiscal year 2004 for approximately 100 regular employees, primarily in the United States and United Kingdom. During the year ended May 31, 2005, all actions were completed and we recorded restructuring adjustments of $0.1 million. Approximately $4.8 million had been paid in cash, primarily for severance and benefits.

- The third quarter of fiscal year 2003 restructuring actions consisted of charges related to workforce reductions of approximately $6.1 million, facilities and property and equipment disposed of or removed from service of $2.4 million and cancelled programs of $10.6 million. These restructuring actions related to the implementation of a series of actions to better align our expense structure with our revenues. Workforce reductions related to severance, benefits and related costs for approximately 140 regular employees, primarily in the United States. As of May 31, 2004, all of the headcount reductions had been completed. Cash payments of approximately $5.3 million related to workforce reductions, $1.9 million for rent of excess facilities and property equipment disposal and $6.7 million related to discontinued project costs were made. During fiscal year 2004, net adjustments of approximately $0.5 million were recorded related to workforce reduction costs and excess facilities and equipment costs due to changes from the original estimate of the costs. During fiscal year 2005, all actions were completed and net adjustments of approximately $0.3 million were recorded related to discontinued project costs.

Restructuring actions initiated in the second quarter of fiscal year 2006, the third quarter of fiscal year 2004 and the third quarter of fiscal year 2003 are all completed. We cannot assure you that our estimates of the costs associated with the restructuring action taken in connection with the Handspring acquisition will not change during implementation.

Employee Separation Costs

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Employee separation costs	$—	— %	$3,066	0.2%	$(3,066)

Employee separation costs represent one-time payments recorded in connection with the termination of certain of our employees, including our former chief executive officer.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Interest and other income (expense), net	$11,336	0.7%	$3,003	0.2%	$8,333

Interest and other income for fiscal year 2006 primarily consisted of approximately $17.2 million of interest income on our cash, cash equivalent and short-term investment balances, partially offset by $5.8 million of interest expense and bank and other charges. Interest and other income for fiscal year 2005 primarily consisted of approximately $6.5 million of interest income on our cash, cash equivalent and short-term investment balances and a $0.2 million gain on the sale of an equity investment, partially offset by $3.7 million of interest expense and bank and other charges. Interest income increased primarily as a result of increased cash, cash equivalent and short-term investment balances and more favorable interest rates. Interest expense and bank and other charges increased primarily due to increased interest expense recognized as a result of the debt incurred in connection with the acquisition of the Palm brand.

Income Tax Provision (Benefit)

	Years Ended May 31,				Increase/ (Decrease)
	2006	% of Revenue	2005	% of Revenue	
	(dollars in thousands)				
Income tax provision (benefit)	$(219,523)	(13.9)%	$14,144	1.1%	$(233,667)

The income tax benefit for fiscal year 2006 was $219.5 million, which consisted of a $250.3 million valuation allowance reversal offset by federal, state and foreign income taxes of approximately $29.6 million and federal tax expense arising from adjustments for the Handspring net operating loss carryforward of $1.2 million.

During the second quarter of fiscal year 2006, the Company determined, based on current and preceding years' results of operations and anticipated profit levels in future periods, that it is more likely than not that its domestic deferred tax assets will be realized in the future and, accordingly, that it was appropriate to release the valuation allowance recorded against those deferred tax assets. In reaching this conclusion, the Company weighed both negative and positive evidence regarding the realizability of these deferred tax assets and considered the extent to which the evidence could be objectively verified. The primary factors considered by the Company during the second quarter of fiscal year 2006 were that:

- The Company had cumulative profits before income taxes of $59.5 million for the three-year period ended with the second quarter of fiscal year 2006, excluding the effects in fiscal year 2004 of discontinued operations and the write-down of the land held for sale.
- Since the Company spun off PalmSource and acquired Handspring in the second quarter of fiscal year 2004, the Company was profitable in eight of nine quarters and had experienced cumulative profits before income taxes of $148.8 million.

In addition, the Company also considered the following factors:

- Based upon the Company's recent results of operations, as well as its internal projections, the Company expects to utilize its NOL carryforwards and tax credit carryforwards prior to their expiration over approximately the next 15-20 years.
- The Company has never had any expired operating loss carryovers in its history, and after utilization of net operating losses against the fiscal year 2005 federal taxable income, the first federal NOL carryforward scheduled to expire is in the year 2022.
- Although the Company operates in an industry which is competitive and experiences rapid technological change, we have operated successfully in this environment. During the previous eight quarters, we expanded our product mix from solely handheld computing devices to include smartphones, which now comprise a majority of our revenues. We have maintained profitability and achieved year-over-year revenue growth during this period. The smartphone market is expected to continue to expand in the future and we expect to experience revenue and profit growth.

The total valuation allowance reversal of $348.5 million consists of $67.6 million recognized as a result of income earned in the second, third and fourth quarters of fiscal year 2006 and $280.9 million representing amounts recognizable due to sufficient positive evidence regarding realization of these tax benefits through income in future fiscal years. At May 31, 2006, Palm's deferred tax assets were comprised of the tax effects of net operating loss carryforwards, of tax credit carryforwards and of temporary differences that will result in deductible amounts in future years of $414.6 million, offset by a valuation allowance of $9.3 million. The remaining valuation allowance consists of an allowance of $1.6 million for capital loss carryforwards and state net operating loss carryforwards whose realization is not considered more likely than not, and $7.7 million relating to the tax benefit of stock option exercises which will be reversed and recognized as a credit to additional paid-in capital when the benefit is realized.

Although the Company has determined that a valuation allowance is no longer required with respect to its domestic net operating loss carryforwards, deferred expenses and tax credit carryforwards, recovery is dependent on achieving the forecast of future operating income over a protracted period of time. As of May 31, 2006, the Company would require approximately $1 billion in cumulative future operating income to be generated at various times over approximately the next 15-20 years to realize our net deferred tax assets. Based upon the Company's results for the most recent fiscal year, it would take the Company less than 9 years to utilize its current NOL and tax credit carryforwards. Through the end of fiscal year 2006, the Company has experienced ten consecutive quarters of double-digit year-over-year revenue growth. During this period the Company's profits have also grown, which, if projected into the future, would result in utilization of current NOL and tax credit carryforwards in an even shorter number of years. The Company will review its forecast in relation to actual results and expected trends on an ongoing basis. The trends include the expected continued growth of the smartphone market. Failure by the Company to achieve its future operating income targets or negative changes to expected trends may change the assessment regarding the recoverability of the net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense and could have a significant impact on our earnings in future periods.

The income tax provision for fiscal year 2005 represented approximately 18% of pretax income, which includes foreign and state income taxes of approximately $4.4 million and acquisition accounting adjustments to goodwill of approximately $9.8 million, partially offset by the favorable conclusion to two tax audits which reduced our first and third quarter tax provisions but which are not anticipated to recur. The acquisition accounting adjustments to goodwill are related to the recognition of deferred tax assets, including net operating loss carryforwards, related to Handspring that were realized in the current year to offset taxable income. The tax benefit associated with the utilization of these deferred tax assets was reflected as a goodwill reduction.

Comparison of Fiscal Years Ended May 31, 2005 and 2004

Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Revenues	$1,270,410	100.0%	$949,654	100.0%	$320,756

Revenues for fiscal year 2005 increased approximately 34% from fiscal year 2004 which included the results of operations of the former Handspring business only from the date of acquisition (October 29, 2003). During fiscal year 2005, net device units shipped were 4,522,000 units at an average selling price of $265. During fiscal year 2004, net device units shipped were 4,107,000 units at an average selling price of $209. The average selling price was up approximately 27% in fiscal year 2005 and unit shipments were up approximately 10%. Of this 34% increase in revenues, the increase in average selling prices contributed approximately 27 percentage points and the increase in unit shipments contributed approximately 9 percentage points which were partially offset by a decrease in our wireless Internet access services of approximately 2 percentage points. The increase in average selling price reflects smartphone shipments for the full fiscal year 2005 and a shift in our product mix towards higher priced devices as well as a more favorable pricing environment for handheld computing devices during fiscal year 2005. The increase in unit shipments during fiscal year 2005 was primarily the result of increased smartphone shipments during fiscal year 2005 offset by a decrease in traditional handheld unit sales. We closed our wireless Internet access services in September 2004 in part due to broader availability of competing data network service plans from large wireless carriers and related revenues during fiscal year 2005 decreased by approximately $17.2 million from fiscal year 2004.

Of the 34% increase in worldwide revenues for fiscal year 2005 over fiscal year 2004, approximately 29 percentage points resulted from an increase in United States revenues and approximately 5 percentage points resulted from an increase in international revenues. International revenues were approximately 33% of

worldwide revenues for fiscal year 2005 compared with approximately 40% for fiscal year 2004. The greater increase in United States revenues in comparison to international revenues is primarily due to broader carrier channel coverage in the United States than internationally and the timing of product introductions with carriers. Average selling prices for our devices increased in the United States by 34% and increased in international markets by approximately 16% from fiscal year 2004 to fiscal year 2005. The increase in United States and international average selling prices is primarily the result of the inclusion of smartphone shipments during the full fiscal year 2005 relative to fiscal year 2004 which included results of smartphone sales from the October 29, 2003 Handspring acquisition onwards. Net shipments of devices increased approximately 18% in the United States and decreased approximately 1% internationally. The increase in the United States was primarily due to the inclusion of smartphone unit sales during fiscal year 2005 offset by a decrease in traditional handheld unit sales.

Total Cost of Revenues

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Cost of revenues	$879,435	69.2%	$676,791	71.3%	$202,644
Applicable portion of amortization of intangible assets and deferred stock-based compensation	923	0.1	574	—	349
Total cost of revenues	$880,358	69.3%	$677,365	71.3%	$202,993

"Cost of revenues" as a percentage of revenues decreased by 2.1% to 69.2% for fiscal year 2005 from 71.3% for fiscal year 2004. The decrease was primarily the result of reduced technical service expenses resulting from a change in our support model and more favorable pricing contributing approximately 0.9 percentage points, reduced depreciation on tooling which became fully depreciated resulting in approximately 0.7 percentage points and reduced excess and obsolete charges due to improved product transition management contributing approximately 0.3 percentage points. In addition, product costs as a percentage of revenues decreased approximately 0.6 percentage points and OS royalties decreased in accordance with our software license agreement with PalmSource, which contributed approximately 0.4 percentage points. Partially offsetting these decreases were higher warranty costs as a percentage of revenues during fiscal year 2005 compared to fiscal year 2004 due to the increased mix of smartphones, contributing approximately 1.1 percentage points.

The "Applicable portion of amortization of intangible assets and deferred stock-based compensation" to cost of revenues increased in absolute dollars during fiscal year 2005 primarily due to an increase in restricted stock awards made during fiscal year 2005.

Sales and Marketing

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Sales and marketing	$170,893	13.5%	$152,070	16.0%	$18,823

Sales and marketing expenses in fiscal year 2005 increased approximately 12% from fiscal year 2004. The decrease in sales and marketing expense as a percentage of revenues was primarily due to the increase in our revenues during fiscal year 2005 as compared to fiscal year 2004. The increase in sales and marketing expenses in absolute dollars was primarily due to increased advertising costs of approximately $11.5 million, increased personnel and related expenses of approximately $4.5 million, increased trade show and other marketing expenses of approximately $2.3 million and increased spending in direct marketing, collateral and sales literature

of approximately $0.7 million. Advertising, tradeshow and other marketing expenses and direct marketing, collateral and sales literature increased primarily due to additional spending for our smartphone products in fiscal year 2005 as compared to the year ago period. The increase in personnel and related expenses was primarily due to a 9% increase in sales and marketing personnel during fiscal year 2005. In addition, marketing development expenses with our retail customers increased approximately $1.6 million. These increases were partially offset by decreased technical sales support costs of approximately $1.8 million.

Research and Development

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Research and development	$89,804	7.1%	$69,367	7.3%	$20,437

annual report

The decrease in research and development expenses as a percentage of revenues during fiscal year 2005 was primarily due to the increase in revenues during the year compared to fiscal year 2004. Research and development expenses during fiscal year 2005 increased approximately 29% in absolute dollars from the comparable period a year prior. This increase in research and development spending was primarily due to increased project materials and non-recurring engineering costs related to our smartphone products of approximately $7.1 million, increased headcount and the related employee compensation and benefits costs of approximately $11.7 million as a result of an increase in engineering personnel and related recruiting fees, increased travel of approximately $0.8 million as a result of greater international project activity and increased depreciation, facilities and datacom allocations of approximately $1.8 million partially offset by reduced consulting expenses incurred of approximately $1.2 million.

General and Administrative

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
General and administrative	$40,211	3.2%	$37,323	3.9%	$2,888

The decrease in general and administrative expenses as a percentage of revenues during fiscal year 2005 was primarily due to increased revenues during the year as compared to fiscal year 2004. The increase in general and administrative expenses in absolute dollars was primarily comprised of an increase of $3.4 million of employee compensation and benefits costs primarily the result of an increased number of general and administrative employees during the year. In addition, consulting and professional service fees increased by approximately $1.8 million primarily due to the incremental costs related to our implementation of Sarbanes-Oxley Section 404 requirements, partially offset by a decrease in the charge for our provision for doubtful accounts of $2.2 million primarily due to overall improvements in our accounts receivables.

Amortization of Intangible Assets and Deferred Stock-Based Compensation

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Amortization of intangible assets and deferred stock-based compensation	$9,833	0.8%	$9,751	1.0%	$82

The increase in amortization of intangible assets and deferred stock-based compensation in absolute dollars during fiscal year 2005 as compared to fiscal year 2004 was primarily due to an additional $3.2 million for the inclusion of amortization of the remaining intangible assets and deferred stock-based compensation related to the acquisition of Handspring for the full fiscal year, as compared to only a portion of fiscal year 2004 and $1.0 million of additional amortization of deferred stock-based compensation, which includes the charges associated

with unvested shares of Palm restricted stock and a portion of the unvested options to purchase shares of Palm common stock that had their vesting accelerated in connection with employee separation costs for our former chief executive officer. These increases were largely offset by a decrease of approximately $4.2 million in amortization expense related to the customer backlog intangible asset arising from the acquisition of Handspring which was fully amortized during fiscal year 2004.

Restructuring Charges (Adjustments)

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Restructuring charges (adjustments)	$(360)	— %	$8,432	0.9%	$(8,792)

Restructuring charges (adjustments) relate to the implementation of a series of actions to better align our expense structure with our revenues. Restructuring adjustments recorded during fiscal year 2005 of $0.4 million, consist of $0.1 million related to restructuring actions taken during the third quarter of fiscal year 2004 and $0.3 million related to restructuring actions taken during the third quarter of fiscal year 2003. Restructuring charges related to fiscal year 2004 consist of $8.9 million related to the restructuring actions taken during the first and third quarters of fiscal year 2004 less adjustments of $0.5 million related to restructuring actions taken in the third quarter of fiscal year 2003.

- The third quarter of fiscal year 2004 restructuring actions consisted of severance, benefits and other costs related to workforce reductions of approximately $5.2 million during fiscal year 2004 for approximately 100 regular employees, primarily in the United States and United Kingdom. During the year ended May 31, 2005, we recorded restructuring adjustments of $0.1 million and all actions were completed. Approximately $4.8 million had been paid in cash, primarily for severance and benefits.

- The first quarter of fiscal year 2004 restructuring actions of $3.7 million consisted of severance, benefits and other costs related to workforce reductions for approximately 45 regular employees, primarily in the United States, facilities and property and equipment disposed of or removed from service and canceled projects. As of May 31, 2004, all of the headcount reductions and canceled projects were completed. Approximately $1.5 million had been paid in cash for severance and benefits, $1.1 million had been paid in cash related to excess facilities and approximately $0.6 million had been paid in cash for cancelled projects.

- The third quarter of fiscal year 2003 restructuring actions consisted of charges related to workforce reductions of approximately $6.1 million, facilities and property and equipment disposed of or removed from service of $2.4 million and cancelled programs of $10.6 million. These restructuring actions related to the implementation of a series of actions to better align our expense structure with our revenues. Workforce reductions related to severance, benefits and related costs for approximately 140 regular employees, primarily in the United States. As of May 31, 2004, all of the headcount reductions had been completed. Cash payments of approximately $5.3 million related to workforce reductions, $1.9 million of excess facilities and property and equipment disposed of and $6.7 million related to discontinued project costs were made. During fiscal year 2004, net adjustments of approximately $0.5 million were recorded related to workforce reduction costs and excess facilities and equipment costs due to changes from the original estimate of the costs. During fiscal year 2005, net adjustments of approximately $0.3 million were recorded related to discontinued project costs and excess facilities and equipment costs and all actions were completed.

Restructuring actions initiated in the first quarter of fiscal year 2004 and the fourth quarter of fiscal year 2001 were substantially completed except for remaining contractual payments for excess facilities. Restructuring actions initiated in the third quarter of fiscal year 2004 and the third quarter of fiscal year 2003 were completed. We cannot assure you that our estimates of the costs associated with these restructuring actions will not change during implementation.

Employee Separation Costs

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Employee separation costs	$3,066	0.2%	$—	— %	$3,066

Employee separation costs represent costs recorded for certain of our employees, including our former chief executive officer, for one-time payments.

Interest and Other Income (Expense), Net

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Interest and other income (expense), net	$3,003	0.2%	$(44)	— %	$3,047

Interest and other income (expense), on a net basis, was $3.0 million of net income for the fiscal year ended May 31, 2005 and primarily consisted of approximately $6.5 million of interest income on our cash, cash equivalent and short-term investment balances and a $0.2 million gain on the sale of an equity investment, partially offset by $3.7 million of interest expense and bank and other charges. Interest and other income (expense) in fiscal year 2004 primarily consisted of interest income on our cash, cash equivalents and short-term investments of $2.7 million and $1.3 million of net reimbursements, offset by interest expense and bank and other charges of $4.0 million. Interest income increased primarily as the result of higher cash, cash equivalent and short-term investment balances and increased interest rates. Interest expense and bank and other charges decreased primarily due to a smaller and more cost effective credit facility.

Income Tax Provision

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Income tax provision	$14,144	1.1%	$6,091	0.6%	$8,053

The income tax provision for fiscal year 2005 represented approximately 18% of pretax income, which includes foreign and state income taxes of approximately $4.4 million and acquisition accounting adjustments to goodwill of approximately $9.8 million, partially offset by the favorable conclusion to two tax audits which reduced our first and third quarter tax provisions but which are not anticipated to recur. The acquisition accounting adjustments to goodwill are related to the recognition of deferred tax assets, including net operating loss carryforwards, related to Handspring that were realized in fiscal year 2005 to offset taxable income. The tax benefit associated with the utilization of these deferred tax assets was reflected as a goodwill reduction. The income tax provision for the year ended May 31, 2004 was primarily related to foreign income taxes. In fiscal year 2005, we maintained our deferred tax asset valuation allowance which was reviewed quarterly and was preserved until sufficient positive evidence existed to support the reversal of the valuation allowance based upon current and preceding years' results of operations and anticipated profit levels in future years.

Loss From Discontinued Operations

	Years Ended May 31,				Increase/ (Decrease)
	2005	% of Revenue	2004	% of Revenue	
	(dollars in thousands)				
Loss from discontinued operations	$ —	— %	$(11,634)	(1.2)%	$11,634

Loss from discontinued operations was $11.6 million in fiscal year 2004. Included in loss from discontinued operations are the results of operations of PalmSource through the October 28, 2003 distribution date of approximately $6.4 million and the historical consolidated separation costs incurred to affect the PalmSource distribution of approximately $5.2 million.

Liquidity and Capital Resources

Cash and cash equivalents at May 31, 2006 were $113.5 million, compared to $128.2 million at May 31, 2005. The decrease of $14.7 million in cash and cash equivalents was primarily attributable to net income of $336.2 million reduced for non-cash credits of $227.4 million, increase in cash from changes in assets and liabilities of $29.4 million and net proceeds of $38.5 million from employee stock plan activity. This was offset by $172.5 million in net purchases of restricted and short-term investments and cash used for the purchase of property and equipment of $18.9 million.

We anticipate our May 31, 2006 total cash, cash equivalents and short-term investments balance of $518.9 million will satisfy our operational cash flow requirements over the next 12 months. Based on our current forecast, we do not anticipate any short-term or long-term liquidity deficiencies.

Net accounts receivable was $204.3 million at May 31, 2006, an increase of $64.1 million, or 46%, from $140.2 million at May 31, 2005. Days sales outstanding, or DSO, of receivables increased to 46 days at May 31, 2006 from 38 days at May 31, 2005. The increase in net accounts receivable was primarily due to an increase in revenues of approximately $67.3 million, or 20%, in the fourth quarter of fiscal year 2006 compared to the fourth quarter of fiscal year 2005 and the increase in DSO is primarily due to the timing of launches of our smartphone products with wireless carriers within the fourth quarter of fiscal year 2006 compared to the fourth quarter of fiscal year 2005. We ended fiscal year 2006 with a cash conversion cycle of 1 day compared to 0 days at fiscal year end 2005. The cash conversion cycle is the duration between the purchase of inventories and services and the collection of the cash for the sale of our products and is a quarterly metric on which we have focused as we continue to try to efficiently manage our assets. The cash conversion cycle results from the calculation of DSO added to days of supply in inventories, or DSI, reduced by days payable outstanding, or DPO.

The following is a summary of the contractual commitments associated with our debt and lease obligations, as well as our purchase commitments as of May 31, 2006 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations	$ 58,748	$ 9,879	$21,895	$22,849	$ 4,125
Convertible debt	35,000	35,000	—	—	—
Note payable to PalmSource for brand	22,500	15,000	7,500	—	—
Purchase obligation commitments:					
License and other fees due PalmSource	42,500	42,500	—	—	—
Total contractual obligations	$158,748	$102,379	$29,395	$22,849	$ 4,125

Palm facilities are leased under operating leases that expire at various dates through June 2014.

In December 2001, we issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations. Palm retained an obligation in the amount of $35.0 million, or the

Note, and the remainder was assumed by PalmSource. The Note was transferred from Texas Instruments to Metropolitan Life Insurance Company as of August 26, 2005, retaining the same terms. The Note bears interest at 5.0% per annum, is due in December 2006 and is convertible into Palm common stock at an effective conversion price of $32.30 per share. We may force a conversion at any time, provided our common stock has traded above $49.74 per share for a defined period of time. In the event Palm distributes significant assets, Palm may be required to repay a portion of the Note. The Note defines certain events of default pursuant to which the full amount of the Note plus interest could become due and payable.

In May 2005, we acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. We agreed to pay $30.0 million in five installments due in May 2005, 2006, 2007 and 2008 and November 2008, and granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. The remaining amount due to PalmSource was $22.5 million as of both May 31, 2006 and 2005.

We are a party to a software license agreement with PalmSource that grants Palm certain licenses to the Palm OS and other related software. This agreement was amended and restated in May 2005 to provide for continued development, manufacture and marketing of Palm products based on the Palm OS through 2009. Under the agreement, we agreed to pay PalmSource license and royalty fees based upon net revenue of our products which incorporate PalmSource software, as well as a source code license fee and maintenance and support fees. The initial source code license fee was $6.0 million paid in three equal annual installments of $2.0 million each in June 2003, June 2004 and June 2005. The continuing source code license fee was reduced under the amended and restated license agreement to $1.2 million and is payable in three equal annual installments of $0.4 million each in June 2006, June 2007 and June 2008. Annual maintenance and support fees are approximately $0.7 million per year. The amended and restated agreement includes a minimum annual royalty and license commitment of $42.5 million for the contract year ending December 2, 2006. Minimum annual royalties for the contract years after December 2, 2006 were subject to conditions that have not been met.

We also accrue for royalty obligations to other technology and patent holders based on unit shipments of our smartphone and handheld computing devices, as a percentage of applicable revenue for the net sales of products using certain software technologies or as a fully paid-up license fee, all as determined in accordance with the terms of the applicable license agreements. Where agreements are not finalized, accrued royalty obligations represent management's current best estimates using appropriate assumptions and projections based on negotiations with third party licensors. We have accrued royalty obligations of $35.4 million and $32.0 million as of May 31, 2006 and 2005, respectively, including estimated royalties of $30.5 million and $29.7 million, respectively, which are reported in other accrued liabilities. Fiscal year 2006 includes a benefit of approximately $11.7 million as a result of negotiating more favorable licensing terms than were expected as of May 31, 2005. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2006 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant to the period in which recorded.

We utilize contract manufacturers to build our products. These contract manufacturers acquire components and build products based on demand forecast information supplied by Palm, which typically covers a rolling 12-month period. Consistent with industry practice, we acquire inventories from such manufacturers through blanket purchase orders against which orders are applied based on projected demand information and availability of goods. Such purchase commitments typically cover our forecasted product and manufacturing requirements for periods ranging from 30 to 90 days. In certain instances, these agreements allow us the option to cancel, reschedule and/or adjust our requirements based on our business needs. Consequently, only a portion of our purchase commitments arising from these agreements may be non-cancelable and unconditional commitments. As of May 31, 2006, our commitments to contract with third-party manufacturers for inventory on-hand and component purchase commitments related to the manufacture of Palm products were approximately $163.1 million.

In October 2005, we entered into a three-year, $30.0 million revolving credit line with Comerica Bank. The interest rate is equal to Comerica's prime rate (8.0% at May 31, 2006) or, at our election, subject to specific requirements, equal to LIBOR plus 1.75% (6.96% at May 31, 2006). The interest rate may vary based on fluctuations in market rates. Per the agreement, the line of credit is unsecured as long as the Company maintains over $100.0 million in unrestricted domestic cash, cash equivalents and short-term investments. If the Company's domestic unrestricted cash plus cash equivalents and short-term investments fall below $100.0 million, Comerica will have a first priority security interest in all of the Company's assets including but not limited to cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment but excluding intellectual property and real estate. As of May 31, 2006, we had used our credit line to support the issuance of letters of credit totaling $10.2 million.

In March 2002, we filed a universal shelf registration statement to give us the flexibility to sell up to $200 million of debt securities, common stock, preferred stock, depository shares, and warrants in one or more offerings and in any combination thereof. The net proceeds from the sale of securities offered are intended for general corporate purposes, including to meet working capital needs and for capital expenditures. During August 2003, we sold 4.8 million shares of Palm common stock under the shelf registration statement to institutional investors for net proceeds of approximately $37.0 million..

Effects of Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*. This statement replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) requires companies to apply a fair-value-based measurement method in accounting for shared-based payment transactions with employees and to record compensation cost for all stock awards granted after the required date of adoption and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption as such previous awards continue to vest. Since it's issuance, SFAS No. 123(R) has been the subject of interpretive guidance, including the Securities and Exchange Commission's SAB No. 107, issued in March 2005, and FASB Staff Positions, and it is possible that additional guidance may be issued in the future. SFAS No. 123(R) is effective for fiscal years beginning after June 15, 2005, which is Palm's fiscal year 2007. Management currently estimates a charge to earnings before income taxes between $34 million to $38 million in fiscal year 2007.

In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN No. 48 and has not yet determined the impact on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

We currently maintain an investment portfolio consisting mainly of cash equivalents and short-term investments. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. The objectives of our investment activities are to maintain the safety of principal, assure sufficient liquidity and achieve appropriate returns. This is accomplished by investing in marketable investment grade securities and by limiting exposure to any one issuance or issuer. We do not use derivative financial investments in our investment portfolio. Our cash equivalents are primarily money market funds and an immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2006 would

cause an immaterial decline in the fair value of our cash equivalents. As of May 31, 2006, we had short-term investments of $405.4 million. Our investment portfolio primarily consists of highly liquid investments with original maturities at the date of purchase of greater than three months, and of marketable equity securities. These available-for-sale investments, consisting primarily of auction-rate securities, including government, domestic and foreign corporate debt securities and marketable equity securities, are subject to interest rate and interest income risk and will decrease in value if market interest rates increase. An immediate and uniform increase in market interest rates of 100 basis points from levels at May 31, 2006 would cause a decline of less than 2%, or $5.0 million, in the fair market value of our short-term investment portfolio. We would expect our operating results or cash flows to be similarly affected by such a change in market interest rates.

Foreign Currency Exchange Risk

We denominate our sales to certain international customers in the Euro, in Pounds Sterling, in Brazilian Real and in Swiss Francs. Expenses and other transactions are also incurred in a variety of currencies. We hedge certain balance sheet exposures and intercompany balances against future movements in foreign currency exchange rates by using foreign exchange forward contracts. Gains and losses on the contracts are intended to offset foreign exchange gains or losses from the revaluation of assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Our foreign exchange forward contracts generally mature within 30 days. We do not intend to utilize derivative financial instruments for trading purposes. Movements in currency exchange rates could cause variability in our revenues, expenses or interest and other income (expense).

Equity Price Risk

As of May 31, 2006 we do not own any material equity investments. Therefore, we do not currently have any material direct equity price risk.

FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

	Page
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	37
Consolidated Statements of Operations for the Years Ended May 31, 2006, 2005 and 2004	38
Consolidated Balance Sheets at May 31, 2006 and 2005	39
Consolidated Statements of Stockholders' Equity for the Years Ended May 31, 2006, 2005 and 2004	40
Consolidated Statements of Cash Flows for the Years Ended May 31, 2006, 2005 and 2004	41
Notes to Consolidated Financial Statements	42
Quarterly Results of Operations (Unaudited)	68

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Palm, Inc.:

We have audited the accompanying consolidated balance sheets of Palm, Inc. and subsidiaries ("the Company") as of May 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

annual report

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Palm, Inc. and subsidiaries at May 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

San Jose, California
July 26, 2006

Palm, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years Ended May 31,		
	2006	2005	2004
Revenues	$1,578,509	$1,270,410	$949,654
Costs and operating expenses:			
Cost of revenues (*)	1,057,695	879,435	676,791
Sales and marketing	205,138	170,893	152,070
Research and development	135,959	89,804	69,367
General and administrative	43,481	40,211	37,323
Amortization of intangible assets and deferred stock-based compensation (**)	6,358	9,833	9,751
Legal settlements	23,775	—	—
Restructuring charges (adjustments)	792	(360)	8,432
Employee separation costs	—	3,066	—
Total costs and operating expenses	1,473,198	1,192,882	953,734
Operating income (loss)	105,311	77,528	(4,080)
Interest and other income (expense), net	11,336	3,003	(44)
Income (loss) before income taxes	116,647	80,531	(4,124)
Income tax provision (benefit)	(219,523)	14,144	6,091
Income (loss) from continuing operations	336,170	66,387	(10,215)
Loss from discontinued operations (net of taxes of $0, $0 and $252, respectively)	—	—	(11,634)
Net income (loss)	$ 336,170	$ 66,387	$ (21,849)
Net income (loss) per share:			
Basic:			
Continuing operations	$ 3.33	$ 0.68	$ (0.13)
Discontinued operations	—	—	(0.15)
	$ 3.33	$ 0.68	$ (0.28)
Diluted:			
Continuing operations	$ 3.19	$ 0.65	$ (0.13)
Discontinued operations	—	—	(0.15)
	$ 3.19	$ 0.65	$ (0.28)
Shares used in computing per share amounts:			
Basic	100,818	96,971	79,373
Diluted	105,745	102,579	79,373

(*) Cost of revenues excludes the applicable portion of amortization of intangible assets and deferred stock-based compensation.

(**) Amortization of intangible assets and deferred stock-based compensation:

	2006	2005	2004
Cost of revenues	$ 388	$ 923	$ 574
Sales and marketing	4,496	6,760	7,906
Research and development	284	256	234
General and administrative	1,190	1,560	1,037
Employee separation costs	—	334	—
	$ 6,358	$ 9,833	$ 9,751

See notes to consolidated financial statements.

Palm, Inc.

Consolidated Balance Sheets
(In thousands, except par value amounts)

	May 31, 2006	May 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 113,461	$ 128,164
Short-term investments	405,433	234,535
Accounts receivable, net of allowance for doubtful accounts of $4,801 and $6,874, respectively	204,337	140,162
Inventories	58,010	35,544
Deferred income taxes	153,854	—
Investment for committed tenant improvements	3,967	6,182
Prepaids and other	10,937	8,225
Total current assets	949,999	552,812
Restricted investments	—	775
Land held for sale	60,000	—
Land not in use	—	60,000
Property and equipment, net	22,990	19,158
Goodwill	166,538	249,161
Intangible assets, net	25,783	30,373
Deferred income taxes	260,713	36,217
Other assets	1,499	1,536
Total assets	$1,487,522	$ 950,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 184,501	$ 135,720
Income taxes payable	50,021	8,441
Accrued restructuring	7,209	15,400
Provision for committed tenant improvements	3,967	6,182
Current portion of long-term convertible debt	35,000	—
Other accrued liabilities	216,374	156,009
Total current liabilities	497,072	321,752
Non-current liabilities:		
Long-term convertible debt	—	35,000
Other non-current liabilities	6,545	12,257
Stockholders' equity:		
Preferred stock, $.001 par value, 125,000 shares authorized; outstanding: none	—	—
Common stock, $.001 par value, 2,000,000 shares authorized; outstanding: 103,469 shares and 98,977 shares, respectively	103	99
Additional paid-in capital	1,475,319	1,406,885
Unamortized deferred stock-based compensation	(2,752)	(2,422)
Accumulated deficit	(488,081)	(824,251)
Accumulated other comprehensive income (loss)	(684)	712
Total stockholders' equity	983,905	581,023
Total liabilities and stockholders' equity	$1,487,522	$ 950,032

See notes to consolidated financial statements.

annual report

Palm, Inc.

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock	Additional Paid-In Capital	Unamortized Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, May 31, 2003	$ 58	$1,123,790	$ (508)	$(868,789)	$ 1,235	$255,786
Components of comprehensive loss:						
Net loss	—	—	—	(21,849)	—	(21,849)
Net unrealized loss on available-for-sale investments	—	—	—	—	(632)	(632)
Recognized losses included in earnings	—	—	—	—	190	190
Accumulated translation adjustments	—	—	—	—	147	147
Total comprehensive loss	—	—	—	—	—	(22,144)
Common stock issued:						
Under stock plans, net	4	20,524	(1,096)	—	—	19,432
Private placements	5	37,010	—	—	—	37,015
Common stock issued and options assumed in conjunction with acquisition	27	237,210	(2,233)	—	—	235,004
Effect of distribution of PalmSource, Inc. shares	—	(34,589)	—	—	(450)	(35,039)
Stock-based compensation expense	—	442	1,038	—	—	1,480
Cancelled restricted stock and option grants related to terminated employees	—	(804)	804	—	—	—
Balances, May 31, 2004	94	1,383,583	(1,995)	(890,638)	490	491,534
Components of comprehensive income:						
Net income	—	—	—	66,387	—	66,387
Net unrealized loss on available-for-sale investments	—	—	—	—	(192)	(192)
Recognized losses included in earnings	—	—	—	—	177	177
Accumulated translation adjustments	—	—	—	—	237	237
Total comprehensive income	—	—	—	—	—	66,609
Common stock issued under stock plans, net	5	23,413	(2,565)	—	—	20,853
Stock-based compensation expense	—	—	2,027	—	—	2,027
Cancelled restricted stock and option grants related to terminated employees	—	(111)	111	—	—	—
Balances, May 31, 2005	99	1,406,885	(2,422)	(824,251)	712	581,023
Components of comprehensive income:						
Net income	—	—	—	336,170	—	336,170
Net unrealized loss on available-for-sale investments.	—	—	—	—	(2,678)	(2,678)
Recognized losses included in earnings	—	—	—	—	1,190	1,190
Accumulated translation adjustments	—	—	—	—	92	92
Total comprehensive income	—	—	—	—	—	$334,774
Common stock issued under stock plans, net	4	40,448	(1,894)	—	—	38,558
Stock-based compensation expense	—	337	1,564	—	—	1,901
Tax benefit from employee stock options	—	27,649	—	—	—	27,649
Balances, May 31, 2006	$103	$1,475,319	$(2,752)	$(488,081)	$ (684)	$983,905

See notes to consolidated financial statements.

Palm, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended May 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ 336,170	$ 66,387	$ (21,849)
Loss from discontinued operations	—	—	11,634
Income (loss) from continuing operations	336,170	66,387	(10,215)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:			
Depreciation	15,112	15,546	20,925
Amortization	6,358	9,833	10,603
Deferred income taxes	(250,079)	(1,417)	—
Recognized loss on equity and short-term investments	1,190	177	190
Changes in assets and liabilities, net of effect of business combination:			
Accounts receivable	(64,175)	(19,089)	(13,759)
Inventories	(22,466)	(21,514)	12,768
Prepaids and other	(745)	1,538	3,213
Accounts payable	48,781	22,948	627
Taxes payable	23,581	(874)	3,381
Accrued restructuring	(8,191)	(11,570)	(15,766)
Other accrued liabilities	52,664	51,083	(25,025)
Net cash provided by (used in) operating activities of continuing operations	138,200	113,048	(13,058)
Cash flows from investing activities:			
Purchase of brand name intangible	—	(7,500)	—
Purchase of property and equipment	(18,944)	(15,279)	(5,776)
Sale of equity investments	—	1,200	—
Acquisition of business, net of cash acquired	—	—	16,114
Purchase of short-term investments	(773,011)	(320,291)	(368,489)
Sales/maturities of short-term investments	599,719	238,764	351,091
Purchase of restricted investments	—	—	(2,764)
Sales/maturities of restricted investments	775	400	2,937
Net cash used in investing activities of continuing operations	(191,461)	(102,706)	(6,887)
Cash flows from financing activities:			
Proceeds from issuance of common stock	38,558	20,853	56,447
Repayment of debt	—	(1,600)	—
Net cash provided by financing activities of continuing operations	38,558	19,253	56,447
Cash invested in discontinued operations	—	—	(6,000)
Change in cash and cash equivalents	(14,703)	29,595	30,502
Cash and cash equivalents, beginning of period	128,164	98,569	68,067
Cash and cash equivalents, end of period	$ 113,461	$ 128,164	$ 98,569
Cash flows from discontinued operations:			
Net cash used in operating activities	$ —	$ —	$ (4,602)
Net cash provided by financing activities, cash transferred from continuing operations	—	—	6,000
Change in cash and cash equivalents	—	—	1,398
Cash and cash equivalents, beginning of period*	—	—	37,465
Cash and cash equivalents included in net assets distributed to stockholders	—	—	(38,863)
Cash and cash equivalents, end of period	$ —	$ —	$ —

* Cash and cash equivalents of PalmSource are included in current assets of discontinued operations

	2006	2005	2004
Supplemental cash flow information:			
Cash paid for income taxes	$ 5,878	$ 7,561	$ 3,779
Cash paid for interest	$ 1,766	$ 1,992	$ 2,572
Non-cash investing and financing activities:			
Fair value of stock options and warrants assumed in business combination	$ —	$ —	$ 28,064
Common stock issued for acquisition of business	$ —	$ —	$ 209,173
Debt for brand-name intangible asset	$ —	$ 19,700	$ —
Accrued liability for long-term investment	$ —	$ 984	$ —

See notes to consolidated financial statements.

annual report

Note 1. Background and Basis of Presentation

Palm, Inc., or Palm or the Company, develops, markets and sells a family of mobile computing solutions.

Palm was incorporated in 1992 as Palm Computing, Inc. In 1995, the Company was acquired by U.S. Robotics Corporation. In 1996, the Company sold its first handheld computer, quickly establishing a significant position in the handheld computing industry. In 1997, 3Com Corporation, or 3Com, acquired U.S. Robotics. In 1999, 3Com announced its intent to separate the handheld device business from 3Com's business to form an independent, publicly-traded company. In preparation for that spin-off, Palm Computing, Inc. changed its name to Palm, Inc., or Palm, and was reincorporated in Delaware in December 1999. In March 2000, Palm sold shares in an initial public offering and concurrent private placements. In July 2000, 3Com distributed its remaining shares of Palm common stock to 3Com stockholders.

In December 2001, Palm formed PalmSource, Inc., or PalmSource, a stand-alone subsidiary for its operating system business. On October 28, 2003, Palm distributed all of the shares of PalmSource common stock held by Palm to Palm stockholders. On October 29, 2003, Palm acquired Handspring, Inc., or Handspring, and also changed the Company's name to palmOne, Inc., or palmOne.

In connection with the spin-off of PalmSource, the Palm Trademark Holding Company, LLC, was formed to hold all trade names, trademarks, service marks and domain names containing the word or letter string "palm". In May 2005, the Company acquired PalmSource's interest in the Palm Trademark Holding Company, LLC, including the Palm trademark and brand, for $30.0 million, payable over 3.5 years. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. In July 2005, the Company changed its name back to Palm, Inc., or Palm.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* as a result of the distribution, the Company's historical consolidated financial statements were retroactively adjusted to account for PalmSource as discontinued operations for all periods presented. While these reclassifications result in changes to certain previously reported amounts, the total and per share amounts of loss did not change from the amounts reported previously. Unless otherwise indicated, the Notes to Consolidated Financial Statements relate to the Company's continuing operations (See Note 3 to consolidated financial statements). Commencing with the date of acquisition, October 29, 2003, the Handspring assets acquired and liabilities assumed, as well as the results of Handspring's operations are included in the Company's consolidated financial statements. (See Note 4 to consolidated financial statements).

On February 13, 2006, the Company announced that its Board of Directors had declared a two-for-one stock split to be effected in the form of a stock dividend of its common stock to stockholders of record at the close of business on February 28, 2006 ("Stockholders of Record"). The stock dividend was distributed to Stockholders of Record on March 14, 2006. All share and per share amounts referred to in this Form 10-K have been adjusted to reflect this stock split.

Note 2. Significant Accounting Policies

Fiscal Year

Palm's 52-53 week fiscal year ends on the Friday nearest to May 31, 2006. Fiscal year 2006 contained 52 weeks, fiscal year 2005 contained 53 weeks and fiscal year 2004 contained 52 weeks. For presentation purposes, the periods have been presented as ending on May 31.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Palm's consolidated financial statements and accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company's balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for rebates, price protection, product returns, allowance for doubtful accounts, warranty and technical service costs, royalty obligations, land held for sale, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Palm and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

Subsequent to the issuance of the Company's consolidated financial statements for the year ended May 31, 2005, the Company determined that the cash flows associated with discontinued operations were incorrectly presented as a net investing activity within the Consolidated Statements of Cash Flows. The Company could have elected to separately present the cash flows from operating, investing and financing activities of its discontinued operations on the face of the statement of cash flows. The Company has changed its statement of cash flows to conform to this presentation. The effect of this change was to decrease the reported amount of net cash used in the investing activities of continuing operations by $6.0 million to $6.9 million for the year ended May 31, 2004. There was no effect on the statement of cash flows for the year ended May 31, 2006 or 2005, as there were no discontinued operations for those periods.

Certain other prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported results.

Cash Equivalents and Short-Term Investments

Cash equivalents are highly liquid debt investments acquired with remaining maturities of three months or less. Short-term investments are highly liquid investments with original maturities at the date of purchase of greater than three months, and marketable equity securities. While Palm's intent is to hold such short-term investments to maturity, consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* all short-term investments are classified as available-for sale, since these short-term investments are available for current operations, if required. Such short-term investments are recorded at market value using the specific identification method with unrealized gains and losses included as a component of other comprehensive income (loss). The cost of short-term investments sold is based on the specific identification method. Premiums and discounts are amortized over the period from acquisition to maturity and are included in interest and other income (expense), along with interest and dividends.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on Palm's assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable.

Concentration of Credit Risk

Financial instruments which potentially subject Palm to credit risk consist of cash, cash equivalents and short-term investments which are invested in highly liquid instruments in accordance with Palm's investment policy. Palm sells the majority of its products through wireless carriers, distributors, retailers and resellers. While a significant portion of Palm's accounts receivable is concentrated with a few customers as shown below, generally credit risk is diversified due to the number of entities comprising Palm's customer base and their dispersion across different geographic locations throughout the world. Palm generally sells on open account and performs periodic credit evaluations of its customers' financial condition.

The following individual customers accounted for 10% or more of total revenue from continuing operations for the years ended May 31, 2006, 2005 and 2004:

	Years Ended May 31,		
	2006	**2005**	**2004**
Verizon Wireless	30%	9%	—%
Sprint Corporation	14%	11%	7%
Cingular	11%	11%	3%
Ingram Micro	8%	12%	15%

The following individual customers accounted for 10% or more of net accounts receivable:

	May 31,	
	2006	**2005**
Verizon Wireless	28%	—%
Sprint Corporation	26%	10%
Cingular	12%	7%
Ingram Micro	7%	14%

Inventories

Inventory purchases and purchase commitments are based upon forecasts of future demand. Palm values its inventory at the lower of standard cost (which approximates first-in, first-out cost) or market. If Palm believes that demand no longer allows it to sell its inventory above cost, or at all, then Palm writes down that inventory to market or writes off excess inventory levels.

Investments for Committed Tenant Improvements

Investments for committed tenant improvements consist of money market funds. These investments are carried at cost, which approximates fair value, and are restricted as to withdrawal to satisfy the corresponding obligation, provision for committed tenant improvements. Investments for committed tenant improvements are held in brokerage accounts in Palm's name.

Restricted Investments

Restricted investments consisted of certificates of deposit with maturities of six months or less. These investments were carried at cost, which approximated fair value, and were restricted as to withdrawal.

Land Held for Sale, Property and Equipment

Property and equipment are stated at cost. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position, or SOP, No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Depreciation and amortization are computed over the shorter

of the estimated useful lives, lease or license terms on a straight-line basis (generally three to five years). Land held for sale is held at cost reduced by impairment charges recorded in prior years as the result of declines in market value. (See Note 7 to consolidated financial statements.)

Goodwill and Intangible Assets

Palm evaluates the recoverability of goodwill annually during the fourth quarter of the fiscal year, or more frequently if impairment indicators arise, as required under SFAS No. 142, *Goodwill and Other Intangible Assets.* Goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within the Company's single reporting segment. A goodwill impairment loss is recorded for any goodwill that is determined to be impaired. Under SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets,* intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated undiscounted future cash flows expected to result from the use of the asset, including disposition. Cash flow estimates used in evaluating for impairment represent management's best estimates using appropriate assumptions and projections at the time.

Software Development Costs

Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized. Palm believes its current process for developing software is essentially completed concurrent with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

Equity Investments

Investments in equity securities with readily available fair values are considered available-for-sale and recorded at cost, in other assets, with subsequent unrealized gains or losses included as a component of other comprehensive income (loss). Investments in equity securities whose fair values are not readily available and for which Palm does not have the ability to exercise significant influence over the investee's operating and financial policies are recorded at cost, $1.0 million at May 31, 2006 and 2005. Palm evaluates its investments in equity securities on a regular basis and records an impairment charge to interest and other income (expense) when the decline in the fair value below the cost basis is judged to be other-than-temporary.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition,* and AICPA SOP No. 97-2, *Software Revenue Recognition,* as amended. Palm recognizes revenues from sales of mobile computing devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided the sales price is fixed or determinable, collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, revenue is reduced based on Palm's estimates of liability related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based on historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience.

Revenue from software arrangements with end users is recognized upon delivery of the software, provided that collection is determined to be probable and no significant obligations remain. Deferred revenue is recorded for post contract support and any other future deliverables, and is recognized over the support period or as the elements of the agreement are delivered. Vendor specific objective evidence of the fair value of the elements

contained in software arrangements is based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the marketplace within six months of the initial determination of the price by management.

Advertising

Advertising costs are expensed as incurred and were $90.1 million, $79.3 million and $63.0 million for fiscal years 2006, 2005 and 2004, respectively. Included within total advertising costs are marketing development funds paid to wireless carriers and channel customers for which Palm receives identifiable benefits whose fair value can be reasonably estimated and which are expensed in the period the related revenue is recognized.

Warranty Costs

Palm accrues for warranty costs based on historical rates of repair as a percentage of shipment levels and the expected repair cost per unit, service policies and any known warranty issues.

Restructuring Costs

Effective for calendar year 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force, or EITF, Issue No. 94-3, *Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),* Palm records liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, Palm accrued for restructuring costs when it made a commitment to a firm exit plan that specifically identified all significant actions to be taken. Palm records initial restructuring charges based on assumptions and related estimates it deems appropriate for the economic environment at the time these estimates are made. Palm reassesses restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and records new restructuring accruals as liabilities are incurred.

Income Taxes

Income tax expense (benefit) for the years ended May 31, 2006, 2005 and 2004 is based on pre-tax financial accounting income or loss. Prior to October 29, 2003, Palm's consolidated federal, state and foreign income tax returns included the operating results of PalmSource. Deferred tax assets represent temporary differences that will result in deductible amounts in future years, including net operating loss carryforwards, deferred expenses and tax credit carryforwards. A valuation allowance reduces deferred tax assets to estimated realizable value, based on estimates, non-expiring credits and certain tax planning strategies. The carrying value of Palm's net deferred tax assets assumes that it is more likely than not that Palm will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the net carrying value.

Palm does not provide U.S. income taxes on undistributed earnings of its foreign subsidiaries that it expects to permanently reinvest in operations outside the U.S.

Foreign Currency Translation

For non-U.S. subsidiaries with their local currency as their functional currency, assets and liabilities are translated to U.S. dollars, monthly, at exchange rates as of the balance sheet date, and revenues, expenses, gains and losses are translated, monthly, at average exchange rates during the period. Resulting foreign currency translation adjustments are included as a component of other comprehensive income (loss).

For Palm entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated to U.S. dollars at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates.

Derivative Instruments

Palm conducts business on a global basis in several currencies. As such, Palm is exposed to movements in foreign currency exchange rates. Palm enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on certain foreign currency assets and liabilities. Gains and losses on the contracts offset foreign exchange gains or losses from the revaluation of certain foreign currency assets or liabilities denominated in currencies other than the functional currency of the reporting entity. Palm's foreign exchange forward contracts relate to current assets and liabilities and generally mature within 30 days. Palm did not hold derivative financial instruments for trading purposes or to hedge expected future cash flows during the years ended May 31, 2006, 2005 and 2004.

Stock-Based Compensation

Palm has employee stock plans, which are described more fully in Note 13 to the consolidated financial statements. Palm accounts for awards under its employee stock plans under the intrinsic value method prescribed by Accounting Principles Board Opinion, or APB, No. 25, *Accounting for Stock Issued to Employees*, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25)*, and has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and related guidance.

In accordance with APB No. 25, Palm generally recognizes no compensation expense with respect to shares issued under its employee stock purchase plan and options granted to employees and directors under its stock option plans, referred to together as "options." The Company's Amended and Restated 1999 Stock Option Plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to certain restrictions, and for which compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period.

Pursuant to FIN No. 44, options assumed in a purchase business combination are valued at the date of acquisition at their fair value calculated using the Black-Scholes option valuation model. The fair value of the assumed options is included as part of the purchase price. The intrinsic value attributable to the unvested options is recorded as unearned stock-based compensation and amortized over the remaining vesting period of the related options.

The following table illustrates the effect on net income (loss) and net income (loss) per share if Palm had elected to recognize stock-based compensation expense based on the fair value of the options granted to employees at the date of grant as prescribed by SFAS No. 123. For the purpose of this pro forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods, using the multiple option approach (in thousands, except per share amounts):

	Years Ended May 31,		
	2006	2005 (1)	2004 (2)
Net income (loss), as reported	$336,170	$ 66,387	$(21,849)
Add: Stock-based compensation included in reported net income (loss), net of related tax effects	945	2,027	3,227
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(21,672)	(34,325)	(22,767)
Pro forma net income (loss)	$315,443	$ 34,089	$(41,389)
Net income (loss) per share, as reported—basic	$ 3.33	$ 0.68	$ (0.28)
Net income (loss) per share, as reported—diluted	$ 3.19	$ 0.65	$ (0.28)
Pro forma net income (loss) per share—basic	$ 3.13	$ 0.35	$ (0.52)
Pro forma net income (loss) per share—diluted	$ 3.00	$ 0.33	$ (0.52)

annual report

(1) Stock-based compensation expense determined under the fair value method for the year ended May 31, 2005 includes amortization related to options cancelled in connection with the option exchange program initiated on March 1, 2004.
(2) Amounts include compensation related to options held by PalmSource employees through the distribution date.

SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

Net Income (Loss) Per Share

Basic net income (loss) from continuing operations, loss from discontinued operations and net income (loss) per share are calculated based on the weighted average shares of common stock outstanding during the period, excluding shares of restricted stock subject to repurchase. Diluted net income per share for the years ended May 31, 2006 and 2005 are calculated based on the weighted average shares of common stock outstanding during the period, plus the dilutive effect of shares of restricted stock subject to repurchase and stock options outstanding, calculated using the treasury stock method, and the convertible debt, calculated using the "if converted" method. Diluted loss from continuing operations, loss from discontinued operations and net loss per share for the year ended May 31, 2004 are calculated based on the weighted average shares of common stock outstanding excluding shares of restricted stock subject to repurchase, because the effect of restricted stock subject to repurchase, stock options and warrants outstanding, calculated using the treasury stock method, and of the convertible debt, calculated using the "if-converted" method, would have been anti-dilutive.

The following table sets forth the computation of basic and diluted income (loss) from continuing operations per share for the fiscal years ended May 31, 2006, 2005 and 2004 (in thousands, except per share amounts):

	Years Ended May 31,		
	2006	2005	2004
Numerator:			
Numerator for basic income (loss) from continuing operations per share	$336,170	$ 66,387	$(10,215)
Effect of dilutive securities:			
Interest expense on convertible debt, net of taxes	1,050	—	—
Numerator for diluted income (loss) from continuing operations per share	$337,220	$ 66,387	$(10,215)
Denominator:			
Shares used to compute basic income (loss) per share (weighted average shares outstanding during the period, excluding shares of restricted stock subject to repurchase)	100,818	96,971	79,373
Effect of dilutive securities:			
Restricted stock subject to repurchase	41	238	—
Stock options and warrants	3,802	5,370	—
Convertible debt	1,084	—	—
Shares used to compute diluted income (loss) from continuing operations per share	105,745	102,579	79,373
Basic income (loss) from continuing operations per share	$ 3.33	$ 0.68	$ (0.13)
Diluted income (loss) from continuing operations per share	$ 3.19	$ 0.65	$ (0.13)

Weighted average options to purchase Palm common stock of approximately 3,502,000, and 4,088,000 for the fiscal years ended May 31, 2006 and 2005, respectively, were excluded from the computations of diluted net income per share because these options' exercise prices were above the average market price during the period and the effect of including such stock options would have been anti-dilutive. For the fiscal year ended May 31, 2004 approximately 3,138,000 common equivalent shares were excluded from the computation of diluted loss from continuing operations, diluted loss from discontinued operations and diluted net loss per share because they would have been anti-dilutive. Palm accounts for the effect of the convertible debt in the diluted earnings per share calculation using the "if converted" method. Under that method, the convertible debt is assumed to be converted to shares at a conversion price of $32.30, and interest expense, net of taxes, related to the current portion of long-term convertible debt is added back to net income. For the fiscal year ended May 31, 2005, approximately 1,084,000 shares, were excluded from the computation of diluted net income per share because the effect would have been anti-dilutive.

annual report

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) plus net unrealized loss on investments, recognized losses included in earnings and accumulated foreign currency translation adjustments and is presented in the statement of stockholders' equity.

Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, FASB, issued SFAS No. 123(R), *Share-Based Payment.* This statement replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required date of adoption and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption as such previous awards continue to vest. Since it's issuance, SFAS No. 123(R) has been the subject of interpretive guidance, including the Securities and Exchange Commission's SAB No. 107, issued in March 2005, and FASB Staff Positions, and it is possible that additional guidance may be issued in the future. SFAS No. 123(R) is effective for years beginning after June 15, 2005, which is Palm's fiscal year 2007. Management currently estimates a charge to earnings before income taxes between $34 million to $38 million in fiscal year 2007.

In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN No. 48 and has not yet determined the impact on the consolidated financial statements.

Note 3. Discontinued Operations

On October 28, 2003, the Company's stockholders formally approved a plan that included the PalmSource distribution and the Handspring acquisition (see Note 4 to the consolidated financial statements). In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the historical consolidated financial statements of Palm were retroactively adjusted to account for PalmSource as discontinued operations for all periods presented. The discontinued operations data reflects the historical assets and liabilities, results of operations and cash flows of PalmSource, the Palm OS platform and licensing business segment of Palm, as of and during the period presented. No gain or loss was recorded as a result of the PalmSource distribution.

Loss from discontinued operations included PalmSource net revenues of $11.1 million for the year ended May 31, 2004. Also included in loss from discontinued operations are allocated corporate expenses and historical consolidated separation costs that ceased after the PalmSource distribution of $5.2 million for the year ended May 31, 2004.

Note 4. Business Combinations

On October 29, 2003, Palm acquired Handspring, a leading provider of smartphones and communicators, exchanging 0.09 (without giving effect to Palm's two-for-one stock split effective March 14, 2006) of a share of Palm common stock for each outstanding share of Handspring common stock and assuming outstanding options and warrants to purchase Handspring common stock based on this same exchange ratio. The exchange ratio for the acquisition was determined based on an arm's length negotiation between Palm and Handspring. The Handspring acquisition resulted in the issuance of approximately 27.2 million shares of Palm common stock, as adjusted for Palms' two-for-one stock split effective March 14, 2006. The purchase price of $249.9 million is comprised of (a) approximately $209.2 million representing the fair value of Palm common stock issued to former Handspring stockholders, (b) $28.0 million representing the estimated fair value of Handspring options and warrants assumed using the Black-Scholes option valuation model, (c) $6.5 million of direct transaction costs and (d) $6.2 million of other liabilities directly related to the acquisition.

The fair value of the Palm common stock issued was determined using a per share price of $7.7030 per share based upon the closing prices of Palm common stock within a range of trading days beginning with the first trading day subsequent to the PalmSource distribution (October 29, 2003—November 4, 2003).

The fair value of the vested options, unvested options and warrants assumed were valued using the Black-Scholes option valuation model with the following weighted average assumptions:

	Vested Options	Unvested Options	Warrants
Weighted average assumptions:			
Risk-free interest rate	1.3%	2.4%	3.2%
Volatility	100%	100%	100%
Options term (in years)	1.00	3.00	4.25
Dividend yield	0.0%	0.0%	0.0%

The $6.2 million of other liabilities directly related to the Handspring acquisition includes $1.8 million related to workforce reductions primarily in the United States, of approximately 50 Handspring employees, $3.7 million related to Handspring facilities not intended for use for Palm operations and therefore considered excess, and $0.7 million related to other miscellaneous charges incurred as a result of the acquisition which will not benefit Palm in the future. From the date of acquisition through fiscal year 2005, the Company adjusted the initial estimate of liabilities directly related to the acquisition as a result of greater costs than originally estimated for employee termination benefits costs to exit certain facilities and other costs associated with the acquisition. All adjustments were recorded as a net increase in goodwill. As of May 31, 2005, the workforce reductions were completed.

As of May 31, 2006 the Company adjusted the estimated costs to exit certain facilities as a result of more current information regarding future sublease income. This adjustment was recognized as part of restructuring charges (adjustments) in the statement of operations for the year ended May 31, 2006.

Accrued liabilities recognized in connection with the Handspring acquisition consist of (in thousands):

	Initial Liability Recognized at October 29, 2003	Cash Payments	Adjustments	Balance at May 31, 2005	Cash Payments	Adjustments	Balance at May 31, 2006
Workforce reduction costs	$1,805	$(2,029)	$ 224	$ —	$ —	$ —	$ —
Excess facilities costs	3,689	(3,303)	1,776	2,162	(329)	(1,258)	575
Other	660	(673)	13	—	—	—	—
	$6,154	$(6,005)	$2,013	$2,162	$(329)	$(1,258)	$ 575

The Handspring acquisition was accounted for as a purchase pursuant to SFAS No. 141, *Business Combinations.* Pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets,* goodwill related to the acquisition is not amortized and is tested at least annually for impairment. The goodwill for the Handspring acquisition is not deductible for tax purposes.

annual report

The purchase price of this business combination was allocated to tangible assets net of assumed liabilities and to identifiable intangible assets based on the valuation, generally using a discounted cash flow approach, of contracts and customer relationships, customer backlog, product technology, trademarks and non-compete covenants as follows (dollars in thousands):

	Amortization Period	Amount
Net tangible assets:		
Current assets		$ 40,591
Property and equipment		3,370
Other assets		15,403
Total assets acquired		59,364
Total liabilities assumed		(72,870)
Net liabilities assumed		(13,506)
Deferred stock-based compensation		2,233
Goodwill		241,512
Intangible assets:		
Contracts and customer relationships	24 months	11,900
Customer backlog	4 months	4,200
Product technology	24 months	1,800
Trademarks	24 months	1,400
Non-compete covenants	24 months	400
Total purchase price		$249,939

Certain adjustments were made to goodwill subsequent to the acquisition date and are described in Note 9 to the consolidated financial statements.

The following unaudited pro forma financial information presents the combined results of operations of Palm and Handspring as if the Handspring acquisition had occurred as of the beginning of fiscal year 2004. The results from operations of the former Handspring business are included in Palm results of operations since the date of acquisition (October 29, 2003).

This unaudited pro forma financial information includes an adjustment of $3.6 million for the year ended May 31, 2004, reflecting amortization of purchased intangible assets and deferred stock based-compensation, that would have been recorded if the acquisition had occurred at the beginning of the period presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Palm that would have been reported had the acquisition been completed as of

June 1, 2003, and should not be taken as representative of the future consolidated results of operations or financial condition of Palm. Pro forma results for the year ended May 31, 2004 were (in thousands, except per share amounts):

	Year Ended May 31, 2004
Pro forma revenues	$985,734
Pro forma net loss	$(50,438)
Pro forma net loss per share, basic and diluted	$ (0.64)
Shares used in computing per share amounts, basic and diluted	79,373

Note 5. Cash and Available-For-Sale and Restricted Investments

The Company's cash and available-for-sale and restricted investments are as follows (in thousands):

	May 31, 2006			May 31, 2005		
	Adjusted Cost	Net Unrealized Loss	Carrying Value	Adjusted Cost	Net Unrealized Loss	Carrying Value
Cash	$ 62,077	$ —	$ 62,077	$ 44,341	$ —	$ 44,341
Cash equivalents, money market funds	51,384	—	51,384	83,823	—	83,823
Total cash and cash equivalents	$113,461	$ —	$113,461	$128,164	$ —	$128,164
Short-term investments:						
Federal government obligations	$191,847	$(1,537)	$190,310	$ 86,936	$(292)	$ 86,644
State and local government obligations	14,000	—	14,000	12,000	—	12,000
Corporate notes/bonds	173,789	(330)	173,459	120,796	(159)	120,637
Foreign corporate notes/bonds	27,745	(81)	27,664	15,263	(9)	15,254
Total short-term investments	$407,381	$(1,948)	$405,433	$234,995	$(460)	$234,535
Investment for committed tenant improvements, money market funds	$ 3,967	$ —	$ 3,967	$ 6,182	$ —	$ 6,182
Restricted investments, certificates of deposit	$ —	$ —	$ —	$ 775	$ —	$ 775

Due to the short-term nature of these investments, the carrying value approximates fair value. The unrealized losses on these investments were primarily due to interest rate fluctuations and are considered to be temporary in nature.

The net unrealized losses above for fiscal year 2006 of $1.9 million are net of unrealized gains of $73,000. The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at May 31, 2006 (in thousands):

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Federal government obligations	$158,484	$(1,513)	$10,365	$ (89)	$168,849	$(1,602)
Corporate notes/bonds	39,602	(338)	—	—	39,602	(338)
Foreign corporate notes/bonds	2,664	(81)	—	—	2,664	(81)
	$200,750	$(1,932)	$10,365	$ (89)	$211,115	$(2,021)

The net unrealized losses above for fiscal year 2005 of $460,000 are net of unrealized gains of $62,000. The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at May 31, 2005 (in thousands):

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Federal government obligations	$42,885	$(297)	$ 5,785	$ (51)	$48,670	$(348)
Corporate notes/bonds	7,315	(36)	11,046	(138)	18,361	(174)
	$50,200	$(333)	$16,831	$(189)	$67,031	$(522)

annual report

Note 6. Inventories

Inventories consist of the following (in thousands):

	May 31, 2006	May 31, 2005
Finished goods	$57,239	$33,567
Work in process and raw materials	771	1,977
	$58,010	$35,544

Note 7. Land Held for Sale

In August 2005, the Company entered into an agreement with a real estate broker to market for sale the 39 acres of land owned by Palm in San Jose, California. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reclassified the land not in use to land held for sale at that time. In February 2006, the Company entered into a Purchase and Sale Agreement, or the Agreement, with Hunter/Storm, LLC, a California limited liability company, or the Buyer, pursuant to which the Company will sell approximately 39 acres of land located in San Jose, California for a total purchase price of $70.0 million. The Buyer has delivered $300,000 in deposits, of which a portion is refundable under certain circumstances. In addition, the Buyer may extend the due diligence period, during which period the Buyer may terminate the Agreement. However, upon the payment of the additional deposit, the entire deposit will become non-refundable, subject to certain other circumstances. At the closing date, the deposit made by the Buyer will be applied to the purchase price. Subject to the satisfaction of certain closing conditions, the sale is expected to close in the second half of fiscal year 2007.

Note 8. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	May 31, 2006	May 31, 2005
Equipment and internal use software	$ 82,641	$ 83,885
Leasehold improvements	11,842	1,710
Furniture and fixtures	3,537	3,456
Total	98,020	89,051
Accumulated depreciation and amortization	(75,030)	(69,893)
	$ 22,990	$ 19,158

Note 9. Goodwill

The Company accounts for its goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. As defined by SFAS No. 142, the Company identified two reporting units and allocated goodwill to each unit. During the fourth quarter of fiscal years 2006 and 2005, Palm completed its annual impairment test, and there was no impairment indicated.

Changes in the carrying amount of goodwill are (in thousands):

Balances, May 31, 2004	$257,363
Goodwill adjustments	(8,202)
Balances, May 31, 2005	249,161
Goodwill adjustments	(82,623)
Balances, May 31, 2006	$166,538

Goodwill adjustments during fiscal year 2005 of approximately $8.2 million were primarily the result of the release of the valuation allowance on a portion of the deferred tax assets associated with the Handspring acquisition and adjustments to the initial estimate of liabilities directly related to the Handspring acquisition as a result of lower costs than originally estimated for employee termination benefits and costs to exit certain facilities partially offset by the settlement of pre-acquisition litigation and adjustment to the Company's estimated royalty obligations. Goodwill adjustments during fiscal year 2006 of approximately $82.6 million are primarily the result of the release of the valuation allowance of the deferred tax assets associated with the Handspring acquisition. The Company will continue to adjust goodwill as required for changes in tax associated with the Handspring acquisition.

Note 10. Intangible Assets

Intangible assets consist of the following (dollars in thousands):

		May 31, 2006			May 31, 2005		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Brand	240 months	$27,200	$ (1,417)	$25,783	$27,200	$ (57)	$27,143
Contracts and customer relationships	24 months	11,900	(11,900)	—	11,900	(9,420)	2,480
Customer backlog	4 months	4,200	(4,200)	—	4,200	(4,200)	—
Product technology	24 months	1,800	(1,800)	—	1,800	(1,425)	375
Trademarks	24 months	1,400	(1,400)	—	1,400	(1,108)	292
Non-compete covenants	24 months	400	(400)	—	400	(317)	83
		$46,900	$(21,117)	$25,783	$46,900	$(16,527)	$30,373

Amortization expense related to intangible assets was $4.6 million, $7.8 million and $8.7 million for the years ended May 31, 2006, 2005 and 2004, respectively. Estimated future amortization expense is $1.4 million for each year through fiscal year 2025.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm, Inc. Under the agreement, Palm will pay $30.0 million in installments over 3.5 years (net present value of $27.2 million) and has granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period.

Note 11. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	May 31, 2006	May 31, 2005
Payroll and related expenses	$ 27,879	$ 16,865
Rebates	16,493	17,146
Royalties	35,439	32,043
Product warranty	42,909	19,653
Other	93,654	70,302
	$216,374	$156,009

annual report

Note 12. Commitments

Certain Palm facilities are leased under operating leases. Leases expire at various dates through June 2014, and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

Future minimum lease payments, including facilities vacated as part of restructuring activities, are as follows (in thousands):

Years Ended May 31,	Operating
2007	$ 9,879
2008	10,850
2009	11,045
2010	11,355
2011	11,494
Thereafter	4,125
	$58,748

Rent expense was $9.5 million, $7.0 million and $6.1 million for fiscal years 2006, 2005 and 2004, respectively. In conjunction with its restructuring activities, the Company is subleasing certain excess space, the proceeds from which would partially offset the Company's future minimum lease commitments. The estimated sublease income is not deducted from the above table of future minimum lease payments. Future minimum lease receivables under subleases are as follows (in thousands):

Years Ended May 31,	
2007	$ 4,855
2008	5,093
2009	4,819
2010	4,938
2011	4,938
Thereafter	1,646
	$26,289

Sublease income was approximately $3.1 million, $2.0 million and $0.3 million for fiscal years 2006, 2005 and 2004, respectively. Although Palm has subleased its excess facilities, the Company has guaranteed to the landlord the commitments above in the event the sublessor defaults on its obligations.

In December 2001, Palm issued a subordinated convertible note in the principal amount of $50.0 million to Texas Instruments. In connection with the PalmSource distribution on October 28, 2003, the note was canceled and divided into two separate obligations. Palm retained an obligation in the amount of $35.0 million, or the Note, and the remainder was assumed by PalmSource. The Note was transferred from Texas Instruments to Metropolitan Life Insurance Company as of August 26, 2005, retaining the same terms. The Note bears interest at 5.0% per annum, is due in December 2006 and is convertible into Palm common stock at an effective conversion price of $32.30 per share. Palm may force a conversion at any time, provided its common stock has traded above $49.74 per share for a defined period of time. In the event Palm distributes significant assets, Palm may be required to repay a portion of the Note. The Note defines certain events of default pursuant to which the full amount of the Note plus interest could become due and payable.

In May 2005, Palm acquired PalmSource's 55 percent share of the Palm Trademark Holding Company resulting in full rights to the brand name Palm. The rights to the brand had been co-owned by the two companies since the October 2003 spin-off of PalmSource from Palm. Palm agreed to pay $30.0 million in five installments due in May 2005, 2006, 2007 and 2008 and November 2008, and granted PalmSource certain rights to Palm trademarks for PalmSource and its licensees for a four-year transition period. The remaining amount due to PalmSource was $22.5 million as of both May 31, 2006 and 2005.

Palm is a party to a software license agreement with PalmSource that grants Palm certain licenses to the Palm OS and other related software. This agreement was amended and restated in May 2005 to provide for continued development, manufacture and marketing of Palm products based on the Palm OS through 2009. Under the agreement, Palm agreed to pay PalmSource license and royalty fees based upon net revenue of its products which incorporate PalmSource software, as well as a source code license fee and maintenance and support fees. The initial source code license fee was $6.0 million paid in three equal annual installments of $2.0 million each in June 2003, June 2004 and June 2005. The continuing source code license fee was reduced under the amended and restated license agreement to $1.2 million and is payable in three equal annual installments of $0.4 million each in June 2006, June 2007 and June 2008. Annual maintenance and support fees are approximately $0.7 million per year. The amended and restated agreement includes a minimum annual royalty and license commitment of $42.5 million for the contract year ending December 2, 2006. Minimum annual royalties for the contract years after December 2, 2006 were subject to conditions that have not been met.

Palm also accrues for royalty obligations to other technology and patent holders based on unit shipments of its smartphone and handheld computing devices, as a percentage of applicable revenue for the net sales of products using certain software technologies or as a fully paid-up license fee, all as determined in accordance with the terms of the applicable license agreements. Where agreements are not finalized, accrued royalty obligations represent management's current best estimates using appropriate assumptions and projections based on negotiations with third party licensors. Palm has accrued royalty obligations of $35.4 million and $32.0 million as of May 31, 2006 and 2005, respectively, including estimated royalties of $30.5 million and $29.7 million, respectively, which are reported in other accrued liabilities. Fiscal year 2006 includes a benefit of approximately $11.7 million as a result of negotiating more favorable licensing terms than were expected as of May 31, 2005. While the amounts ultimately agreed upon may be more or less than the current accrual, management does not believe that finalization of the agreements would have had a material impact on the amounts reported for its financial position as of May 31, 2006 or for the reported results for the year then ended; however, the effect of finalization in the future may be significant to the period in which recorded.

Palm utilizes contract manufacturers to build its products. These contract manufacturers acquire components and build products based on demand forecast information supplied by Palm, which typically covers a rolling 12-month period. Consistent with industry practice, Palm acquires inventories from such manufacturers through blanket purchase orders against which orders are applied based on projected demand information and availability of goods. Such purchase commitments typically cover Palm's forecasted product and manufacturing requirements for periods ranging from 30 to 90 days. In certain instances, these agreements allow Palm the

option to cancel, reschedule and/or adjust its requirements based on its business needs. Consequently, only a portion of Palm's purchase commitments arising from these agreements may be non-cancelable and unconditional commitments. As of May 31, 2006, Palm's commitments to contract with third-party manufacturers for inventory on-hand and component purchase commitments related to the manufacture of Palm products were approximately $163.1 million.

In October 2005, Palm entered into a three-year, $30.0 million revolving credit line with Comerica Bank. The interest rate is equal to Comerica's prime rate (8.0% at May 31, 2006) or, at Palm's election, subject to specific requirements, equal to LIBOR plus 1.75% (6.96% at May 31, 2006). The interest rate may vary based on fluctuations in market rates. Per the agreement, the line of credit is unsecured as long as the Company maintains over $100.0 million in unrestricted domestic cash, cash equivalents and short-term investments. If the Company's domestic unrestricted cash plus cash equivalents and short-term investments fall below $100.0 million, Comerica will have a first priority security interest in all of the Company's assets including but not limited to cash and cash equivalents, short-term investments, accounts receivable, inventory and property and equipment but excluding intellectual property and real estate. As of May 31, 2006, Palm used its credit line to support the issuance of letters of credit totaling $10.2 million.

Pursuant to the agreements relating to Palm's separation from 3Com, Palm has agreed to defend, and may be required to indemnify and hold harmless 3Com from any liabilities and damages arising out of the E-Pass Technologies litigation. (See Note 17 to consolidated financial statements.)

Under the indemnification provisions of Palm's customer and certain of its supply agreements, Palm agrees to offer some level of indemnification protection against certain types of claims arising from Palm's products and services (such as intellectual property infringement or personal injury or property damage caused by Palm's products or by Palm's negligence or misconduct).

Under the indemnification provisions with respect to representations and covenants made to PalmSource in connection with the Palm brand and with respect to trademark infringement in the amended and restated trademark license agreement with PalmSource, Palm agrees to defend and indemnify PalmSource and its affiliates for losses incurred, up to $25.0 million under each agreement.

Palm defends and indemnifies our directors and certain of our current and former officers from third-party claims. Certain costs incurred for providing such defense and indemnification may be recoverable under various insurance policies. Palm is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these exposures are not capped and due to the conditional nature of its obligations and the unique facts and circumstances involved in each agreement.

Palm's product warranty accrual reflects management's best estimate of probable liability under its product warranties. Management determines the warranty liability based on historical rates of usage as a percentage of shipment levels and the expected repair cost per unit, service policies and its experience with products in production or distribution.

Changes in the product warranty accrual are (in thousands):

	Years Ended May 31,	
	2006	2005
Balance at beginning of period	$ 19,653	$ 27,839
Payments made	(77,402)	(68,018)
Accrual related to product sold during the period	93,909	59,323
Change in estimated liability for pre-existing warranties	6,749	509
Balance at end of period	$ 42,909	$ 19,653

Note 13. Stockholders' Equity

Preferred Stock

Palm's Board of Directors has the authority to issue up to 125,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of ownership. No shares of preferred stock were outstanding at May 31, 2006 and 2005.

Stockholder Rights Plan

In November 2000, the Board of Directors approved a preferred stock rights agreement and issued a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each share of common stock outstanding as of November 6, 2000. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers, and certain business combination transactions of Palm.

Employee Stock Purchase Plan

Palm has an employee stock purchase plan under which eligible employees can contribute up to 10% of their compensation, as defined in the plan, towards the purchase of shares of Palm common stock at a price of 85% of the lower of the fair market value at the beginning of the offering period or the end of each six-month purchase period, over a two-year period. As of May 31, 2006, approximately 9,141,000 shares of Palm common stock have been reserved for issuance under the employee stock purchase plan. The employee stock purchase plan provides for annual increases on the first day of each fiscal year in the number of shares available for issuance equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, or approximately 1,480,000 shares, or a lesser amount as may be determined by the Board of Directors. During the years ended May 31, 2006, 2005 and 2004, Palm issued approximately 532,000 shares, 762,000 shares and 584,000 shares, respectively, under the employee stock purchase plan. At May 31, 2006, approximately 6,515,000 shares were available for issuance under this plan, which increased to approximately 7,995,000 shares on June 1, 2006 pursuant to the annual plan increase previously described.

Stock Option Plans

Palm has a stock option plan under which options to purchase shares of common stock may be granted to employees, directors and consultants. Options are generally granted at not less than the fair market value on the date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. Palm's stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. During the years ended May 31, 2006, 2005 and 2004, Palm granted approximately 125,000 shares, 250,000 shares and 136,000 shares, of restricted stock grants at weighted average fair market values of $17.50, $16.38, and $8.36 and recognized related compensation expense of $1,223,000, $1,475,000 and $793,000, respectively. As of May 31, 2006, approximately 26,656,000 shares of common stock have been reserved for issuance under the stock option plan. The stock option plan provides that on the first day of each fiscal year in the number of shares available for issuance shall increase by an amount equal to 5% of the outstanding shares of common stock on the first day of the fiscal year or a lesser amount as may be determined by the Board of Directors. At May 31, 2006, approximately 4,859,000 shares of common stock were available for grant under this plan, which increased to approximately 10,032,000 shares on June 1, 2006 pursuant to the annual plan increase previously described.

Palm also has various stock option plans assumed in connection with various mergers and acquisitions. Except for shares of Palm common stock underlying the options outstanding under these plans, assumed at the time of acquisition, there are no shares of Palm common stock reserved under these plans, including shares for new grants. In the event that any such assumed option is not exercised, no further option to purchase shares of

Palm common stock will be issued in place of such unexercised option. However, Palm has the authority, if necessary, to reserve additional shares of Palm common stock under these plans to the extent such shares are necessary to effect an adjustment to maintain option value, including intrinsic value, of the outstanding options under these plans as had occurred as a result of the PalmSource distribution as described below.

Non-employee Director Stock Option Plan

Under the 2001 Stock Option Plan for Non-employee Directors, options to purchase common stock are granted to non-employee members of the Board of Directors at an exercise price equal to fair market value on the date of grant and typically vest over a 36-month period. As of May 31, 2006, 1,900,000 shares of common stock have been reserved for issuance under the director stock option plan and approximately 879,000 shares of common stock were available for grant. The Company also has an Amended and Restated 1999 Director Option Plan which remains in effect only with respect to outstanding options previously granted and under which no future grants of stock options will be made.

annual report

The following table summarizes the activity under all stock option plans (shares in thousands):

	Years Ended May 31,					
	2006		2005		2004 (1)	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	14,504	$11.84	12,264	$11.31	11,566	$38.46
Granted	5,901	$14.61	7,806	$15.13	7,864	$ 6.19
Assumed in connection with acquisition	—	$ —	—	$ —	3,738	$ 6.35
Exercised	(3,892)	$ 8.71	(3,306)	$ 5.46	(3,408)	$ 5.07
Cancelled	(1,744)	$17.64	(2,260)	$29.66	(7,496)	$48.19
Outstanding at end of year	14,769	$13.08	14,504	$11.84	12,264	$11.31
Exercisable at end of year	5,801	$11.30	6,038	$11.05	4,882	$18.55

(1) As a result of the PalmSource distribution, the exercise prices and number of shares underlying the options were adjusted and restated to preserve the intrinsic value.

Under the terms of the PalmSource distribution, optionholders who became employees of PalmSource had their options to purchase shares of Palm stock cancelled. Those optionholders who remained employees of Palm did not receive any rights to purchase stock in PalmSource. In order to preserve the intrinsic value of Palm's employee stock options, the number of shares subject to stock options outstanding as of October 28, 2003 and their related exercise prices were adjusted in accordance with the methodology set forth in FIN No. 44. As a result, on October 28, 2003, outstanding options to purchase approximately 10.0 million shares of Palm common stock were adjusted into options to purchase approximately 14.2 million shares of Palm common stock. This includes options to purchase approximately 0.8 million shares of Palm common stock held by PalmSource employees. Options held by PalmSource employees ceased vesting on October 28, 2003 and unexercised options held by PalmSource employees were cancelled on January 28, 2004.

On March 1, 2004, Palm tendered an offer to exchange all unexercised options to purchase shares of Palm's common stock that were held by eligible employees, whether vested or unvested, that had exercise prices equal to or greater than $10.00 per share, or the Eligible Options. Eligible employees included all persons who were employees of Palm or one of its subsidiaries as of March 1, 2004 and who remained employees through the date on which the Eligible Options were cancelled, but did not include members of Palm's Board of Directors or Palm's Section 16 Officers (which term shall mean any persons who are required to file Forms 3, 4 or 5 with respect to Palm's securities under the Securities Exchange Act of 1934, as amended). On March 30, 2004,

options to purchase approximately 1,890,000 shares of Palm common stock, having a weighted average exercise price of $82.08 per share, were cancelled. Accordingly and as a result of terminations, the Company granted options to purchase approximately 1,156,000 shares of Palm common stock on October 1, 2004 at an exercise price equal to the fair market value at the date of grant, or $16.12, the closing sale price per share of Palm's common stock as of October 1, 2004 as reported on the Nasdaq National Market, the majority of which will vest over a 12-month period. Under the provisions of APB No. 25 no compensation expense has been, or will be, recognized in our consolidated statement of operations for the grant of the replacement options.

Information relating to stock options outstanding as of May 31, 2006 is as follows (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Contractual Life**	**Number of Shares**	**Weighted Average Exercise Price**
			(In years)		
$ 0.29 to $ 4.82	1,518	$ 2.25	4.3	1,436	$ 2.17
$ 4.83 to $ 8.10	1,610	$ 5.76	6.6	1,284	$ 5.73
$ 8.11 to $ 12.46	1,422	$10.78	8.0	606	$10.46
$12.47 to $ 12.47	2,089	$12.47	9.4	212	$12.47
$12.48 to $ 14.06	1,635	$13.63	9.1	217	$13.50
$14.07 to $ 15.29	983	$14.70	8.8	131	$14.85
$15.30 to $ 15.30	2,128	$15.30	8.4	741	$15.30
$15.31 to $ 16.56	1,521	$16.24	8.6	787	$16.21
$16.57 to $ 20.38	1,483	$18.31	8.9	262	$18.58
$20.39 to $411.53	380	$47.44	8.1	125	$97.65
$ 0.29 to $411.53	14,769	$13.08	8.0	5,801	$11.30

Warrants

In connection with the Handspring acquisition, Palm assumed obligations under a warrant to issue 1,620,000 shares of Palm common stock at an exercise price of $6.06 per share. The warrant was exercised during the first quarter of fiscal year 2005. See Note 4 to consolidated financial statements.

SFAS No. 123 Assumptions and Fair Value

The fair value of each option grant during the years ended May 31, 2006, 2005 and 2004 reported above in Note 2 to consolidated financial statements was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended May 31,		
Assumptions Applicable to Stock Options	**2006**	**2005**	**2004**
Risk-free interest rate	4.3%	3.1%	2.0%
Volatility	75%	75%	100%
Option term (in years)	3.5	3.2	2.9
Dividend yield	0.0%	0.0%	0.0%

	Years Ended May 31,		
Assumptions Applicable to Employee Stock Purchase Plan	**2006**	**2005**	**2004**
Risk-free interest rate	3.2%	2.0%	2.1%
Volatility	82%	96%	99%
Option term (in years)	2.0	2.0	2.0
Dividend yield	0.0%	0.0%	0.0%

The weighted average estimated fair value of stock options granted during the years ended May 31, 2006, 2005 and 2004 was $7.90, $7.73, and $4.00 per share, respectively. The stock options granted during the year ended May 31, 2006 are comprised of stock options granted at not less than the fair market value at date of grant. The weighted average estimated fair value of shares granted under the employee stock purchase plan during the years ended May 31, 2006, 2005 and 2004 was $7.47, $3.67 and $4.12 per share, respectively.

Note 14. Income Taxes

The income tax provision (benefit) consists of the following (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Current:			
Federal	$ 22,935	$ 8,436	$ —
State	4,566	2,858	435
Foreign	3,055	4,267	5,656
Total current	30,556	15,561	6,091
Deferred:			
Federal	(200,663)	(924)	—
State	(49,391)	(45)	—
Foreign	(25)	(448)	—
Total deferred	(250,079)	(1,417)	—
	$(219,523)	$14,144	$6,091

Income (loss) before income taxes for the years ended May 31, 2006, 2005 and 2004 includes foreign subsidiary income (loss) of $(16.8) million, $(4.4) million and $22.7 million, respectively.

The income tax provision/benefit rate differs from the amount computed by applying the federal statutory income tax rate to income before income taxes as follows:

	Years Ended May 31,		
	2006	2005	2004
Tax computed at federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	5.0	5.4	(10.6)
Utilization of acquired deferred tax assets	1.0	12.1	—
Acquired in-process technology and non-deductible goodwill	—	—	(4.0)
Differential in foreign tax rates on earnings	7.2	6.6	55.6
Valuation allowance	(236.4)	(42.4)	(236.8)
Other	—	0.9	13.1
	(188.2)%	17.6%	(147.7)%

The significant components of Palm's deferred income tax assets are (in thousands):

	May 31,	
	2006	2005
Net operating loss carryforwards	$237,034	$ 285,934
Land impairment	62,891	62,994
Reserves not currently deductible for tax purposes	54,825	51,594
Tax credit carryforwards	33,023	22,280
Deferred expenses	3,843	4,438
Deferred revenue	2,527	3,080
Other	29,769	21,588
	423,912	451,908
Acquisition intangibles	—	(1,279)
Valuation allowance	(9,345)	(414,412)
	$414,567	$ 36,217

During fiscal year 2003, there was a significant decline in the value of the identified business operations and assets related to the Company's net deferred tax asset. As a result, the Company recorded a tax provision of $219.6 million to increase its valuation allowances reflecting these changes. This reduced the net deferred tax assets to $34.8 million, which was the amount supported by the value of its intellectual property transfer strategy which, as of that date and at the end of fiscal year 2005, continued to be prudent, feasible and one that management would implement, if necessary, to realize the related tax benefits before Palm's net operating loss carryforwards expired. During fiscal year 2004, the valuation allowance was reduced related to the discontinued operations of PalmSource while being increased as a result of the merger with Handspring and for operating losses incurred during fiscal year 2004. At the end of fiscal year 2005, Palm's net deferred tax assets also included alternative minimum tax, or AMT, credits that have no expiration and foreign deferred tax assets from countries with cumulative net income bringing the total net deferred tax asset to $36.2 million. At the end of fiscal year 2005, the valuation allowance offsets deferred tax assets relating to net operating loss carryforwards that include deductions related to employee stock options of approximately $64 million, and deferred tax assets related to the Handspring acquisition subject to purchase accounting rules of approximately $23 million.

During the second quarter of fiscal year 2006, Palm determined, based on current and preceding years' results of operations and anticipated profit levels in future periods, that it is more likely than not that its domestic deferred tax assets will be realized in the future and that it was appropriate to release the valuation allowance previously recorded against those deferred tax assets. As a result, Palm released $324.5 million of valuation allowance of which $16.4 million relating to previously exercised stock options was credited to additional paid-in capital, $81.8 million relating to net operating losses of Handspring prior to its acquisition was credited to goodwill and $226.3 million was recorded as a non-cash income tax benefit resulting in an increase in earnings. This excluded the benefit relating to expected earnings for the remaining six months of fiscal year 2006. During the third and fourth quarters of fiscal year 2006, Palm released an additional $24.0 million of valuation allowance recorded as a non-cash income tax benefit. The remaining valuation allowance of $9.3 million at May 31, 2006 consists of an allowance of $1.6 million for capital loss carryforwards and state net operating loss carryforwards whose realization is not considered more likely than not, and $7.7 million relating to the tax benefit of stock option exercises which will be reversed and recognized as a credit to additional paid-in capital when the benefit is realized.

As of May 31, 2006, Palm has operating loss carryforwards for federal tax purposes totaling approximately $450 million, which expire in various years beginning in fiscal year 2023 through fiscal year 2026. Palm also has approximately $192 million of remaining operating loss carryforwards acquired through business combinations, which expire in various years between 2022 and 2025 and state net operating loss carryforwards of approximately $260 million, which expire in various years between 2007 and 2025. Palm has federal research

and experimental credit carryforwards and foreign tax credits of approximately $16 million, which expire in various years between fiscal years 2012 and 2026 and approximately $6 million of federal credits acquired through business combinations, which expire in various years between fiscal years 2011 and 2023. Additionally, Palm has state research and experimental credit carryforwards of approximately $8 million and approximately $6 million of state credits acquired through business combinations, all of which do not expire. Palm also has federal and state AMT credit carryforwards of approximately $1.7 million which do not expire. As a result of the acquisition of Handspring in October 2003, the Company experienced a change in its ownership of approximately 30%. If over a rolling three-year period, the cumulative change in the Company's ownership exceeds 50%, the Company's ability to utilize its net operating losses to offset future taxable income may be limited. This would limit the net operating loss available to offset taxable income each year following the cumulative change in ownership over 50%.

The American Jobs Creation Act of 2004 provides for a benefit in connection with foreign earnings repatriations. The Company has analyzed this provision and has concluded that it is not beneficial to pursue a repatriation under this Act as of May 31, 2006.

annual report

Note 15. Restructuring Charges

In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, restructuring costs are recorded as incurred. Restructuring charges for employee workforce reductions are recorded upon employee notification for employees whose required continuing service period is 60 days or less, and ratably over the employee's continuing service period for employees whose required continuing service period is greater than 60 days.

The second quarter of fiscal year 2006 restructuring actions consisted of workforce reductions, for approximately 20 regular employees, primarily in Europe. Restructuring charges were a result of the Company's effort to focus its international sales force on smartphone products. Cost reduction actions initiated in the second quarter of fiscal year 2006 are complete.

The third quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, for approximately 100 regular employees, in the United States and United Kingdom. Restructuring charges related to the implementation of actions to streamline the Company consistent with its strategic plan. Cost reduction actions initiated in the third quarter of fiscal year 2004 were completed during the year ended May 31, 2005.

The first quarter of fiscal year 2004 restructuring actions consisted of workforce reductions, for approximately 45 regular employees, primarily in the United States, facilities and property and equipment disposed of or removed from service and canceled projects. Restructuring charges related to the implementation of a series of actions to adjust the business consistent with Palm's future wireless plans. Cost reduction actions initiated in the first quarter of fiscal year 2004 were completed during the year ended May 31, 2006.

The third quarter of fiscal year 2003 restructuring actions consisted of workforce reductions, of approximately 140 regular employees primarily in the United States, facilities and property and equipment disposed of or removed from service and canceled projects. Restructuring charges related to the implementation of a series of actions to better align the Company's expense structure with its revenues. Cost reduction actions initiated in the third quarter of fiscal year 2003 were completed during the year ended May 31, 2005.

The fourth quarter of fiscal year 2001 restructuring actions consisted of carrying and development costs related to the land on which Palm had previously planned to build its corporate headquarters, facilities costs related to lease commitments for space no longer intended for use, workforce reduction costs across all geographic regions and discontinued project costs. These workforce reductions affected approximately 205 regular employees and were completed during the year ended May 31, 2003. As of May 31, 2006, the balance consists of lease commitments, payable over approximately five years, offset by estimated sublease proceeds of approximately $23.3 million.

Accrued liabilities related to restructuring actions consist of (in thousands):

	Q2 2006 Action	Q3 2004 Action	Q1 2004 Action			Q3 2003 Action			Q4 2001 Action	
	Workforce Reduction Costs	Workforce Reduction Costs	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Discontinued Project Costs	Excess Facilities and Equipment Costs	Workforce Reduction Costs	Excess Facilities Costs	Total
Balance, May 31, 2003	$ —	$ —	$ —	$ —	$ —	$ 2,367	$1,596	$1,374	$29,549	$34,886
Restructuring charges (adjustments)	—	5,172	574	1,515	1,633	—	155	(617)	—	8,432
Cash payments	—	(4,175)	(574)	(687)	(1,526)	—	(1,434)	(757)	(10,147)	(19,300)
Write-offs	—	(289)	—	(23)	(107)	—	—	—	—	(419)
Balance, May 31, 2004	—	708	—	805	—	2,367	317	—	19,402	23,599
Restructuring charges (adjustments)	—	(98)	—	—	—	(342)	80	—	—	(360)
Cash payments	—	(610)	—	(461)	—	(1,980)	(397)	—	(6,508)	(9,956)
Write-offs	—	—	—	—	—	(45)	—	—	—	(45)
Balance, May 31, 2005	—	—	—	344	—	—	—	—	12,894	13,238
Restructuring charges (adjustments)	2,050	—	—	—	—	—	—	—	—	2,050
Cash payments	(2,050)	—	—	(344)	—	—	—	—	(6,260)	(8,654)
Balance, May 31, 2006	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,634	$ 6,634

Restructuring charges (adjustments) for the year ended May 31, 2006 and accrued restructuring as of May 31, 2006 and 2005 include amounts recognized in connection with the Handspring acquisition. (See Note 4 to consolidated financial statements.)

Note 16. Employee Benefit Plan

Eligible Palm employees may participate in Palm's 401(k) Plan, or the Plan. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 75% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for Company matching contributions as determined by the Board of Directors. Palm matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in Palm matching contributions according to a three-year vesting schedule based on initial date of hire. Palm's expense related to 401(k) matching contributions was $2.0 million, $1.7 million and $1.9 million for the years ended May 31, 2006, 2005 and 2004, respectively.

Note 17. Litigation

Palm is a party to lawsuits in the normal course of its business. Litigation in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Palm believes that it has defenses to the cases pending against it, including those set forth below, and is vigorously contesting each matter. Palm is not currently able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from the cases listed below, and accordingly no provision for any potential loss which may result from the resolution of these matters has been recorded in the accompanying consolidated financial statements except with respect to those cases where preliminary settlement agreements have been reached. An unfavorable resolution of these lawsuits could

materially adversely affect Palm's business, results of operations or financial condition. (Although Palm was formerly known as palmOne, Inc. and is now Palm, Inc. once again and Handspring has been merged into Palm, the pleadings in the pending litigation continue to use former company names, including Palm Computing, Inc., Palm, Inc., palmOne, Inc. and Handspring, Inc.)

In April 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. As a result of subsequent amendments, the case currently names as defendants 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., Palm Computing, Inc., Palm, Inc., PalmSource, Inc., and palmOne, Inc. The complaint alleged willful infringement of U.S. Patent No. 5,596,656 (the "656 patent"), entitled "Unistrokes for Computerized Interpretation of Handwriting." The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. On June 28, 2006 the parties announced a settlement of the case and a dismissal with prejudice as to all parties was entered on June 29, 2006. Under the terms of the settlement, Palm paid Xerox $22.5 million in exchange for the release of Palm, PalmSource and 3Com from any past liability under the '656 patent, a license to the '656 patent and two other patents including the right to sublicense to the co-defendants as well as a mutual covenant by the parties not to sue the other for infringement of any existing or filed patent within a defined field of use for seven years. Because Palm no longer sells handheld computing devices which use the Graffitti I handwriting recognition system sited by Xerox in its complaint, Palm recorded the full amount paid as litigation settlement expense in its operating results for fiscal year 2006.

annual report

In February 2000, E-Pass Technologies, Inc. filed suit against 3Com, Inc. in the United States District Court for the Southern District of New York and later filed, on March 6, 2000, an amended complaint against Palm and 3Com. The case was transferred to the United States District Court for the Northern District of California. The amended complaint alleges willful infringement of U.S. Patent No. 5,276,311, entitled "Method and Device for Simplifying the Use of Credit Cards, or the Like" and inducement to infringe the same patent. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patent in the future. On August 21, 2003, the CAFC issued a ruling reversing summary judgment in favor of Palm and 3Com and remanded the case to the District Court for further proceedings. On February 9, 2004, E-Pass filed another lawsuit in the United States District Court for the Northern District of California naming Palm, Handspring and PalmSource as defendants. This second suit alleges infringement, contributory infringement and inducement of infringement of the same patent, but identifies additional products as infringing and seeks unspecified compensatory damages, treble damages and a permanent injunction against future infringement. Palm filed motions for summary judgment in all cases. On March 17, 2006, the Court granted Palm's summary judgment motions and entered judgment in favor of Palm and the other co-defendants. E-Pass has appealed that ruling to the CAFC and the case is in the briefing stage. Pursuant to the agreements relating to Palm's separation from 3Com, Palm has agreed to defend, and may be required to indemnify and hold harmless 3Com from any liabilities and damages arising out of this case.

In June 2001, the first of several putative stockholder class action lawsuits was filed in the United States District Court for the Southern District of New York against certain of the underwriters for Palm's initial public offering, Palm and several of its officers. The complaints, which have been consolidated under the caption *In re Palm, Inc. Initial Public Offering Securities Litigation,* Case No. 01 CV 5613, assert that the prospectus from Palm's March 2, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The complaints allege claims against Palm and the officers under Sections 11 and 15 of the Securities Act of 1933, as amended. Certain of the complaints also allege claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Similar complaints were filed against Handspring in August and September 2001 in regard to Handspring's June 2000 initial public offering. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. An amended consolidated complaint was filed in April 2002. The claims against the individual defendants have been dismissed without prejudice pursuant to an agreement with plaintiffs. The Court denied Palm's motion to dismiss. Special committees of both Palm's and Handspring's respective Boards of Directors approved a tentative settlement proposal from plaintiffs, which includes a guaranteed recovery to be paid to plaintiffs by the

issuer defendants' insurance carriers and an assignment to plaintiffs of certain claims the issuers, including Palm and Handspring, may have against the underwriters. On August 31, 2005, the Court entered an order granting preliminary approval of the proposed settlement. On April 24, 2006, the Court held a fairness hearing in connection with the motion for final approval of the settlement but has yet to rule on that motion. There is no guarantee that the settlement will become final as it is subject to a number of conditions, including final Court approval. Should the settlement become final, it will not be material to Palm's financial position.

In September and October 2005, five purported consumer class action lawsuits were filed against Palm, four in the U.S. District Court for the Northern District of California (*Moya v. Palm, Berliner v. Palm, Loew v. Palm, and Geisen v. Palm)* and one in the Superior Court of California for Santa Clara County (*Palza v. Palm),* on behalf of all purchasers of Palm Treo 600 and Treo 650 products. All five complaints allege in substance that Palm made false or misleading statements regarding the reliability of its Treo 600 and 650 products in violation of various California laws, that the products have certain alleged defects, and that Palm breached its warranty of these products. The complaints seek unspecified damages, restitution, disgorgement of profits and injunctive relief. In September 2005, a purported consumer class action lawsuit entitled *Gans v. Palm* was filed against Palm in the U.S. District Court for the Northern District of California on behalf of all purchasers of the Treo 650 product. The complaint alleges that, in violation of various California laws, Palm made false or misleading statements regarding automatic email delivery to the Treo 650 product. The complaint seeks unspecified damages, restitution, disgorgement of profits and injunctive relief. Palm removed the *Palza* case to the U.S. District Court for the Northern District of California. Subsequently, all six cases were consolidated before a single judge in that Court and the plaintiffs provided a consolidated, amended complaint. The consolidated cases are in the early stages of litigation. In June 2006, Palm was served with a seventh complaint *(Williams v. Palm)* containing allegations virtually identical to the *Palza* group of cases. The *Williams* case is also pending in the U.S. District Court for the Northern District of California and Palm expects it to be consolidated with the others.

Note 18. Related Party Transactions

Transactions with PalmSource

In December 2001, Palm entered into a software license agreement with PalmSource which was amended and restated in May 2005. The agreement includes a minimum annual royalty and license commitment of $42.5 million for the contract year ending December 2, 2006. Minimum annual royalties for the contract years after December 2, 2006 were subject to conditions that have not been met. Under the software license and source code agreement, Palm incurred expenses of $56.9 million, $46.9 million and $39.5 million during the fiscal years ended May 31, 2006, 2005 and 2004, respectively. As of May 31, 2006 and May 31, 2005, Palm had accounts payable to PalmSource of $12.9 million and $11.1 million, respectively, as a result of the software license agreement. Palm's Chairman of the Board, Eric Benhamou, was also the Chairman of the Board of PalmSource through October 2004. On November 14, 2005, PalmSource was acquired by Access Co., Ltd.

Other Transactions and Relationships

In fiscal year 2005, Palm made a $1.0 million equity investment in and entered into an agreement to host Palm's software sales with Motricity, Inc. This equity investment is included in other assets. Palm paid nominal service fees to Motricity for hosting Palm's software sales during fiscal year 2006.

Note 19. Business Segment Information

Prior to the spin-off of PalmSource and the acquisition of Handspring, the Company's business comprised two reporting segments; the Solutions Group business and the PalmSource business. As a result of the PalmSource spin-off, the PalmSource reporting segment has been eliminated. The continuing business of Palm operates in one reportable segment that develops, designs and markets mobile computing devices and related add-ons and accessories.

Product Information

Palm sells products in two product lines: smartphones and handheld computers. Revenues by product line are as follows (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Revenues:			
Smartphones	$1,088,312	$ 587,740	$168,446
Handheld computers	490,197	682,670	781,208
	$1,578,509	$1,270,410	$949,654

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Geographic Information

Palm's headquarters and most of its operations are located in the United States. Palm conducts its sales, marketing and customer service activities throughout the world. Geographic revenue information is based on the location of the customer. For fiscal years 2006, 2005 and 2004, no single country outside the United States accounted for 10% or more of total revenues. Land held for sale/not in use is located in the United States. Revenues from continuing operations from unaffiliated customers and property and equipment of the continuing operations by geographic region are as follows (in thousands):

	Years Ended May 31,		
	2006	2005	2004
Revenues:			
United States	$1,203,918	$ 848,052	$573,465
Other	374,591	422,358	376,189
	$1,578,509	$1,270,410	$949,654

	May 31,		
	2006	2005	2004
Property and equipment, net:			
United States	$ 21,295	$ 18,155	$ 18,456
Other	1,695	1,003	969
	$ 22,990	$ 19,158	$ 19,425

Quarterly Results of Operations (Unaudited)

The following tables present Palm's condensed operating results for each of the eight fiscal quarters in the period ended May 31, 2006. Our 52-53 week fiscal year ends on the Friday nearest May 31, with each quarter ending on the Friday generally nearest August 31, November 30, and February 28. For presentation purposes, the periods are shown as ending on August 31, November 30, February 28 and May 31, as applicable. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals other than the items footnoted below, have been included to fairly present the unaudited quarterly results. This data should be read together with Palm's consolidated financial statements and the notes to those statements included herein.

	Three Months Ended							
	May 31, 2006 (1)	**February 28, 2006**	**November 30 2005 (2)**	**August 31, 2005**	**May 31, 2005**	**February 28, 2005**	**November 30 2004**	**August 31, 2004**
	(In thousands, except per share data)							
Revenues	$403,136	$388,540	$444,633	$342,200	$335,820	$285,265	$376,180	$273,145
Cost of revenues*	253,301	257,865	308,843	238,074	234,611	196,803	266,829	182,115
Net income	27,165	29,939	260,889	18,177	17,729	4,373	24,691	19,594
Net income (loss) per share—								
Basic:	$ 0.26	$ 0.30	$ 2.60	$ 0.18	$ 0.18	$ 0.04	$ 0.26	$ 0.21
Diluted:	$ 0.25	$ 0.28	$ 2.51	$ 0.18	$ 0.17	$ 0.04	$ 0.24	$ 0.19
Shares used in computing per share amounts—								
Basic	102,757	101,109	100,152	99,254	98,363	97,501	96,762	95,257
Diluted	108,217	105,972	104,095	103,613	102,541	102,882	102,884	102,009

* Cost of revenues includes "cost of revenues" and the applicable portion of "amortization of intangible assets and deferred stock-based compensation".

(1) The fourth quarter fiscal year 2006 results include a $22.5 million legal settlement with Xerox Corporation and a benefit of approximately $8.8 million to cost of revenues as a result of negotiating more favorable intellectual property licensing terms than we had previously expected.

(2) The second quarter of fiscal year 2006 results include a $219.6 million reversal of our valuation allowance on our deferred tax assets based on our conclusion that it is more likely than not that our domestic deferred tax assets will be realized in the future and, accordingly, that it was appropriate to release the valuation allowance recorded against those deferred tax assets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

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Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Palm have been detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of May 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. As described more fully in the preceding paragraph, all control systems are subject to inherent limitations. Our management has concluded that, as of May 31, 2006, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) identified in connection with management's evaluation that occurred during the fourth quarter of fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Palm, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Palm, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of May 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of May 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements and the financial statement schedule as of and for the year ended May 31, 2006 and our report dated July 26, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

San Jose, California
July 26, 2006

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Corporate Information

Board of Directors

Eric A. Benhamou
Chairman of the Board
Chairman and Chief Executive Officer of Benhamou Global Ventures LLC

Edward T. Colligan
President and Chief Executive Officer

Gordon A. Campbell
Chairperson of the Compensation Committee
President and Chairman of the Board of Techfarm, Inc.

Gareth C. C. Chang
Chairperson of the Nominating and Governance Committee
Chairman and Managing Partner of GC3 & Associates International, LLC

William T. Coleman
Chief Executive Officer of Cassatt Corporation

Donna L. Dubinsky
Chief Executive Officer of Numenta, Inc.

Bruce W. Dunlevie
Managing Member of Benchmark Capital

Robert C. Hagerty
Chairman and Chief Executive Officer of Polycom, Inc.

Michael Homer
Chairman of Open Media Network

D. Scott Mercer
Chairperson of the Audit Committee
Former Interim Chief Executive Officer of Adaptec, Inc.

Executive Officers

Edward T. Colligan
President and Chief Executive Officer

Mark S. Bercow
Senior Vice President, Business Development

Andrew J. Brown
Senior Vice President and Chief Financial Officer

Mary E. Doyle
Senior Vice President, General Counsel and Secretary

Michael Farese
Senior Vice President, Engineering

C. John Hartnett
Senior Vice President, Worldwide Sales and Customer Relations

Jeffrey C. Hawkins
Founder and Member of the Executive Team

Renata A. Lane
Senior Vice President, Human Resources

Page Murray
Vice President, Marketing

Ronald Rhodes
Senior Vice President, Global Operations

Independent Auditors

Deloitte & Touche LLP
225 West Santa Clara Street
Suite 600
San Jose, CA 95113

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(781) 575-2000

Annual Meeting

Thursday, October 5, 2006
950 W. Maude Ave.
Sunnyvale, CA 94085

Corporate Headquarters

950 W. Maude Ave.
Sunnyvale, CA 94085

Form 10-K

A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Palm, Inc.
Investor Relations
950 W. Maude Ave.
Sunnyvale, CA 94085
or email to:
investor.relations@palm.com
or call (408) 617-7300. A copy is also available at Palm's Investor Relations website at http://ir.palm.com or at the Securities and Exchange Commission website at www.sec.gov.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These statements are identified, and the risks and uncertainties to which such statements are subject are discussed, in our attached Annual Report.



Palm, Inc.
950 W. Maude Avenue
Sunnyvale, CA 94085

www.palm.com

P305 06 190K 8/06